Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December, 2013

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

ITEM
1.	Manual for Shareholders’ Participation in the Extraordinary Shareholders’ Meeting of January 31, 2014.

Item 1

Manual for Shareholders’ Participation

Extraordinary Shareholders’ Meeting
of January 31, 2014

3	Message from the Chairman of the Board of Directors
4	Message from the Chief Executive Officer
5	Invitation
6	Call notice
10	Procedures and deadlines
11	Voting rights in the Meeting
12	Management Proposal for the matters to be discussed in the Extraordinary Shareholders’ Meeting, including:
15	Annex I – Information related to the amendment to the Company’s Bylaws, pursuant to Article 11 of CVM Instruction 481/09
42	Annex II – Capital increase, pursuant to Annex 14 of CVM Instruction 481/09
49	Annex III – Issuance of Subscription Warrants, pursuant to Annex 15 of CVM Instruction 481/09
54	Annex IV – Information related to the Company’s appraisers, pursuant to Annex 21 of CVM Instruction 481/09
58	Protocol and Justification of Incorporação de Ações (Merger of Shares) Issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by Ultrapar Participações S.A.
73	Material Notice
81	Economic-Financial Valuation Report of Imifarma Produtos Farmacêuticos e Cosméticos S.A., prepared by Ernst & Young Assessoria Empresarial Ltda. (Appraisal Report)
137	Fairness Opinion prepared by Banco Morgan Stanley S.A.
141	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., dated December 11, 2013
147	Minutes of the Fiscal Council Meeting of Ultrapar Participações S.A., dated December 11, 2013, including the Fiscal Council Report
151	Special Purpose Interim Financial Statements of Ultrapar Participações S.A. for the Six-month Period Ended June 30, 2013, audited by Deloitte Touche Tohmatsu Auditores Independentes
234	Special-purpose interim financial statements of Imifarma Produtos Farmacêuticos e Cosméticos S.A. as of June 30, 2013, audited by KPMG Auditores Independentes
267	Model for power of attorney

MESSAGE FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS

Dear Shareholders,

We are pleased to invite you to attend the Extraordinary Shareholders’ Meeting (the “Meeting”) of Ultrapar Participações S.A. (“Ultrapar” or the “Company”), to be held on January 31, 2014, at 2:00 p.m., in the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343, 9th floor, in the City and State of São Paulo, Brazil, in accordance with the Call Notice to be published in the newpapers Valor Econômico on December 20, 23 and 26, 2013 and Diário Oficial do Estado de São Paulo on December 20, 21 and 28, 2013, also available at the Company’s website (www.ultra.com.br).

PAULO G. A. CUNHA
Chairman of the Board of Directors

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MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

Dear Shareholders,

The preparation of this Manual for Shareholders’ Participation (the “Manual”) is aligned with the Company’s philosophy towards the continuous improvement of its corporate governance practices, including the quality and convenience of the information provided to our shareholders.

The purpose of this document is to present the management proposals and to provide you with clarification and guidance regarding the matters to be discussed and procedures required for your attendance and power of attorney to participate in the Meeting of January 31, 2014 of Ultrapar, consolidating in a single file all documents published by Ultrapar in connection with the Meeting.

I would also like to inform that, in addition to the information disclosed, the Investor Relations department of Ultrapar will be available for additional clarification by e-mail invest@ultra.com.br or telephone +55 11 3177-7014.

THILO MANNHARDT
Chief Executive Officer

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INVITATION

DATE
January 31, 2014

TIME
2:00 p.m.

LOCATION
Company’s headquarters
Av. Brigadeiro Luís Antônio, nr 1,343
Bela Vista – 01317-910
São Paulo – SP

MAP

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CALL NOTICE

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ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Traded Company
CNPJ/MF Nr. 33.256.439/0001- 39	NIRE 35.300.109.724

Call Notice

EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders are invited to attend the Extraordinary Shareholders’ Meeting of Ultrapar Participações S.A. (“Ultrapar” or “Company”) to be held on January 31, 2014, at 2:00 p.m., in the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, Nr. 1.343, 9th floor, in the City and State of São Paulo (“Meeting”), in order to discuss and vote on the proposal of the merger by the Company, of shares (incorporação de ações) issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”), with the subsequent conversion of Extrafarma into a wholly-owned subsidiary of the Company (“Merger of Shares”) including in the agenda:

(i)           the “Protocol and Justification of Incorporação de Ações (Merger of Shares) of Imifarma Produtos Farmacêuticos S.A. by Ultrapar Participações S.A.” (“Protocol and Justification”);

(ii)          the ratification of the appointment and engagement of Ernst & Young Assessoria Empresarial Ltda., with headquarters in the City of São Paulo, State of São Paulo, at Av. Presidente Juscelino Kubitschek, 1.830, Tower 2, 4th floor, enrolled with the CNPJ/MF under Nr. 59.527.788/0001-31, as the specialized firm responsible for the preparation of the economic appraisal report of the shares of Extrafarma, for the capital increase of the Company as a consequence of the Merger of Shares, in the terms of Article 226 and pursuant to Article 8, both of Law Nr. 6,404/76 (“Appraisal Report”);

(iii)          the Appraisal Report;

(iv)          the capital increase of the Company as a result of the Merger of Shares and the issuance of new common, book-entry shares with no par value;

(v)           the amendment of Article 5 of the Company’s Bylaws, in order to reflect the capital increase resulting from the Merger of Shares;

(vi)          the issuance of subscription warrants, as set forth in the Protocol and Justification; and

(vii)          the consent from the managers of the Company for required measures to be adopted in order to formalize the Merger of Shares, including in relation to the competent public departments and third parties in general.

Attendance at the Meeting

The shareholders (including holders of American Depositary Receipts (“ADRs”)) of the Company attending the Meeting in person or represented by proxies, must comply with the requirements for attendance provided for in article 12 of the Company’s Bylaws, presenting the documents listed under items Individual Shareholder, Corporate Shareholder and Investment Funds below. The quality of shareholder will be evidenced by submitting a statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them up to three days prior to the Meeting.

Shareholders holding ADRs will be represented at the Meeting by the custodian of the shares underlying the ADRs pursuant to the terms of the deposit agreement, dated December 16, 1999, as amended (“Deposit Agreement”). The procedures for exercising voting rights in connection with the ADRs will be specified in a communication to be delivered to ADR holders by the depositary bank, pursuant to the terms of the Deposit Agreement. Shareholders may be represented by proxies that have been granted within one year, representatives who may be shareholders, members of the Company’s management, lawyers, financial institutions, or investment fund managers representing the investors.

Individual Shareholder

•	Original or certified copy of a photo identification (ID, Alien Resident Card, driver’s license, officially recognized work card, or passport, in case of non-Brazilians); and

•	Original or certified copy of the power-of-attorney, if applicable, and a photo identification of the proxy.

Corporate Shareholder

•
Certified copy of the most recent consolidated bylaws or articles of incorporation and of the corporate action granting powers of attorney (minutes of the meeting of election of the board members and/or power of attorney);

•	Original or certified copy of photo identification of the proxy or proxies; and

•	Original or certified copy of the power of attorney, if applicable, and photo identification of the proxy.

Investment Funds

•	Evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers;

•	The corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and

•	In the event the representative or proxy is a legal entity, the same documents referred to in “Corporate Shareholder” must be presented to the Company.

The documents listed above must be sent to the Investor Relations Department until 2:00 p.m. of January 29th, 2014.

Availability of Documents and Information

In accordance with article 6 of CVM Instruction Nr. 481, of December 17, 2009, and CVM Instruction Nr. 319, of December 3, 1999, the documents and information regarding the matters to be approved, as well as other relevant information and documents to the exercise of voting rights in the Meeting, were filed with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”), by the IPE system, and are available in CVM website (www.cvm.gov.br), at the Company's headquarters, in BM&FBOVESPA’s website (www.bmfbovespa.com.br) and in the Company’s website (www.ultra.com.br), where the Manual of the Extraordinary Shareholders’ Meeting is also available.

São Paulo, December 19, 2013.

PAULO GUILHERME AGUIAR CUNHA
Chairman of the Board of Directors

PROCEDURES AND DEADLINES

The documents necessary for participation in the Meeting are specified in the Call Notice.

We clarify that in the case of non-Brazilian investment funds and shareholders, a sworn translation of the documents shall not be required if the documents are originally in English or Spanish.

Ultrapar, aiming to facilitate the representation of its shareholders at the Meeting (excluding holders of common shares in the form of ADRs), provides in the end of this Manual a power-of-attorney model, through which shareholders may appoint the lawyers thereby indicated to represent them at the Meeting, at no cost and strictly in accordance with the powers granted. To the extent shareholders (excluding holders of common shares in the form of ADRs) opt to be represented at the Meeting using the model provided by the Company, the power of attorney must include all the representatives listed in the power-of-attorney model.

The documents listed above must be sent to the Investor Relations Department, at Avenida Brigadeiro Luís Antônio, 1,343, 8th floor, CEP 01317-910, in the City and State of São Paulo, up to 2:00 p.m. of January 29, 2014.

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VOTING RIGHTS IN THE MEETING

All shareholders of Ultrapar (including holders of common shares in the form of ADRs) may vote in all matters included in the agenda. Each common share entitles its holder to one vote in the Meeting’s resolutions.

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MANAGEMENT PROPOSAL FOR THE MATTERS TO BE DISCUSSED IN THE EXTRAORDINARY SHAREHOLDERS’ MEETING

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ULTRAPAR PARTICIPAÇÕES S.A. Publicly Traded Company CNPJ/MF Nr 33.256.439/0001- 39 NIRE 35.300.109.724

MANAGEMENT PROPOSAL

In compliance with Articles 11, 14, 15 and 21 of CVM Instruction Nr 481, dated as of December 17, 2009 (“CVM Instruction 481/09”)

Dear Shareholders,

The Management of Ultrapar Participações S.A. (“Ultrapar” or “Company”) hereby presents to the Company’s shareholders this Management Proposal (“Management Proposal”), regarding the matters included in the agenda of the Extraordinary Shareholders’ Meeting to be held, in first call notice, on January 31, 2014, at 2:00 p.m.

The management of Ultrapar proposes the approval of the merger, by the Company, of all shares (incorporação de ações) issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A., a closely-held corporation (sociedade anônima fechada) headquartered in the City of Belém, State of Pará, at Travessa Quintino Bocaiúva, 381, zip code 66053-240, enrolled with the Brazilian Corporate Taxpayers’ Registry of the Ministry of Finance (“CNPJ/MF”) under No. 04.899.316/0001-18 (“Extrafarma” and, together with Ultrapar, the “Companies”), with the consequent conversion of Extrafarma into a wholly-owned subsidiary of Ultrapar (“Merger of Shares”), pursuant to the Protocol and Justification of the Merger of Shares Issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by Ultrapar Participações S.A., entered into between the management of the Companies on December 17, 2013 (“Protocol and Justification”).

In order to implement the Merger of Shares, the management of the Company proposes (i) the approval of the Protocol and Justification; (ii) the ratification of the appointment and engagement of Ernst & Young Assessoria Empresarial Ltda., headquartered in the City of São Paulo, State of São Paulo, at Av. Presidente Juscelino Kubitschek, 1.830, Tower 2, 4th floor, enrolled with the CNPJ/MF under No. 59.527.788/0001-31 (“Appraisal Firm”), as the specialized firm responsible for the preparation of the respective economic-financial valuation report of Extrafarma’s shares, for the purpose of the Company’s capital increase resulting from the Merger of Shares, under the terms of Article 226 and pursuant to Article 8, both of the Brazilian Corporate Law (“Appraisal Report”); (iii) the approval of the Appraisal Report; (iv) the approval of the capital increase of the Company as a result of the Merger of Shares and the issuance of new common, book-entry shares with no par value; (v) the approval of the amendment to Article 5 of the Company’s Bylaws, in order to reflect the capital increase resulting from the Merger of Shares; (vi) the issuance of subscription warrants,

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as set forth in the Protocol and Justification; and  (vii) the authorization to the managers of the Company to adopt all measures necessary for the formalization of the Merger of Shares, including before the competent public departments and third parties in general.

For the purposes of CVM Instruction 481/09, Ultrapar’s management makes available, as attachments hereto: (i) the information related to the amendment to the Company’s Bylaws, pursuant to Article 11 of CVM Instruction 481/09 (Annex I); (ii) the information related to the capital increase of the Company, pursuant to Annex 14 of CVM Instruction 481/09 (Annex II); (iii) the information related to the issuance of subscription warrants by the Company, pursuant to Annex 15 of CVM Instruction 481/09 (Annex III); and (iv) the information related to the Appraisal Firm, pursuant to Annex 21 of CVM Instruction 481/09 (Annex IV).

São Paulo, December 19, 2013.

PAULO GUILHERME AGUIAR CUNHA
Chairman of the Board of Directors

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ANNEX I

(Pursuant to Article 11 of CVM Instruction 481/09)

Information related to the amendment to the Company’s Bylaws.

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1.	Detailed report of the origin and justification of proposed changes and analysis of the legal and economic effects thereof:

Current Wording	Proposed Changes (highlighted)	Justification
“Article 5. The subscribed and paid-in capital stock is three billion, six hundred and ninety six million, seven hundred and seventy two thousand, nine hundred and fifty seven reais and thirty two cents (R$3,696,772,957.32), represented by five hundred and forty four million, three hundred and eighty three thousand, nine hundred and ninety six (544,383,996) nominative common shares with no par value, and with no issuance of preferred shares or founder’s shares permitted.

Paragraph 1 – All of the Company shares are in the book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission - CVM, in the name of their holders, without certificates issued.

Paragraph 2 – The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.”

“Article 5. The subscribed and paid-in capital stock is ~~is three billion, six hundred and ninety six million, seven hundred and seventy two thousand, nine hundred and fifty seven reais and thirty two cents (R$3,696,772,957.32)~~
three billion, eight hundred and thirty eight million, six hundred and eighty six thousand, one hundred and four reais (R$3,838,686,104.00), represented by
~~five hundred and forty four million, three hundred and eighty three thousand, nine hundred and ninety six (544,383,996)~~ five hundred and fifty six million, four hundred and five thousand and ninety six (556,405,096) nominative common shares with no par value, and with no  issuance of preferred shares or  founder’s shares permitted.

Paragraph 1 – All of the Company shares are in the book-entry form and held in deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission - CVM, in the name of their holders, without certificates issued.

Paragraph 2 – The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping  institution, as set forth in the stock bookkeeping agreement.”
The amendment results from the implementation of the association of the Company with Extrafarma, through the Merger of Shares.

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2.  Copy of the Bylaws including the proposed changes.

ULTRAPAR PARTICIPAÇÕES S.A.
BYLAWS

CHAPTER I
Name, Headquarters, Purpose and Term

Article 1.      The Company is an authorized capital company (sociedade de capital autorizado).  The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.

Sole Paragraph.  The admission of the Company on New Market (Novo Mercado) special listing segment of the BM&FBOVESPA S.A. – Securities, Options and Futures Exchange (“BM&FBOVESPA”) subjects the Company, its shareholders, its management and members of the Statutory Audit Council, if installed, to the Listing Regulation of the New Market of BM&FBOVESPA (“New Market Regulation”).

Article 2.      The Company’s headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.

Article 3.      The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies.

Article 4.      The Company is organized for an indefinite term.

CHAPTER II
Capital Stock and Shares

Article 5.      The subscribed and paid-in capital stock is ~~three billion, six hundred and ninety six million, seven hundred and seventy two thousand, nine hundred and fifty seven reais and thirty two cents (R$3,696,772,957.32)~~ three billion, eight hundred thirty-eight million, six hundred eighty-six thousand, one hundred four reais  (R$ 3,838,686,104.00), represented by ~~five hundred and forty four million, three hundred and eighty three thousand, nine hundred and ninety six (544,383,996)~~ five hundred fifty-six million, four hundred five thousand, ninety-six (556,405,096) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

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§1   All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.

§2   The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.

Article 6.       The Company is authorized to increase its capital stock up to the limit of eight hundred million (800,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.

Article 7       The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:

a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;

b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders’ Meeting; and

c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the former shareholders or reduce the period for the exercise thereof.

Article 8.      The Company may grant stock options through stock option plans, approved by a Shareholders’ Meeting, to directors and executive officers, employees or individuals providing services to the Company or to its directly or indirectly controlled companies.

Article 9. Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders’ Meetings.

CHAPTER III
Shareholders’ Meetings

Article 10.      The annual Shareholders’ Meeting shall be called by the Board of Directors within the first four (4) months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company’s interest shall so require.

§ 1   Documents pertaining to the matters to be deliberated upon at the Shareholders’ Meetings shall be made available to the shareholders, at the Company’s headquarters, at the date of

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publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.

§ 2   The Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders’ Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.

§ 3   The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.

Article 11.      Before the Shareholders’ Meeting is commenced, the shareholders, as duly identified, shall sign the “Shareholders Attendance Register”, which shall contain their names and the number of shares held by each of them.

§ 1   The list of the attending shareholders shall be closed by the chairman of the Meeting at the time the Shareholders’ Meeting is commenced.

§ 2   The shareholders who appear at the Shareholders’ Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.

Article 12.       At the Shareholders’ Meeting, the Company and the presiding board shall comply with the following requirements for attendance, in addition to the procedures and requirements provided for by law:

a) Up to forty-eight (48) hours prior to the Shareholders’ Meeting: (i) all shareholders shall furnish to the Company a share statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them of record no more than three (3) days prior to the Shareholders’ Meeting; and (ii) the shareholders represented by proxies shall send to the Company the respective power of attorney;

b) The shareholders organized as investment funds shall send the Company, within the same period mentioned in item (a) above: (i) evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers; (ii) the corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and (iii) in the event the representative or proxy is a legal entity, the same documents referred to in (ii) of this item, as related thereto;

c) The documents referred to in the preceding items may be presented as copies, however the original documents referred to in item (a), shall be shown to the Company prior to the

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commencement of the Shareholders’ Meeting, the signatures of which shall not need to be notarized;

d) The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian’s statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the meeting; and

e) In the event the shareholders who were present at the Shareholders’ Meeting (i) were not duly represented; or (ii) did not hold the stated number of shares, the Company shall notify them that, regardless of a new Shareholders’ Meeting, the Company shall disregard the votes of such shareholders, and they shall be liable for losses and damages arising from their acts.

Article 13.      Resolutions of the Shareholders’ Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law.

Article 14.      Minutes of the Shareholders’ Meetings shall be kept and signed by the presiding board of the meeting and by the attending shareholders.

Article 15.      The Shareholders’ Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers, specifying the amounts to be allocated to each managing body.

§ 1   The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, in the latter case based on the Chief Executive Officer’s recommendation, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the Compensation Committee, as provided for in Article 42 herein.

§ 2   The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.

CHAPTER IV
Management – General Rules

Article 16.       The Company shall be managed by a Board of Directors and a Board of Executive Officers.

Sole Paragraph.        The commencement of the term of the directors and executive officers, which shall not require the posting of a bond, shall be made upon the execution of the instrument of

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assumption of duties. The commencement of the term of the directors and executive officers shall be conditioned on their prior execution of the Instrument of Consent of the Directors’ and Executive Officers provided for in the New Market Regulation and of the Disclosure and Trading Policy adopted by the Company.

CHAPTER V
Board of Directors

Section I – Members

Article 17.        The Board of Directors shall be comprised of at least five (5) and at maximum nine (9) members, all of whom shall be elected and removable at the Shareholders’ Meeting, for a unified term of two (2) years, with reelection being permitted.

§ 1   The positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same individual.

§ 2   The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.

§ 3   The only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders’ Meeting, shall be those who, in addition to complying with legal and regulatory requirements and being of well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company’s interest or those of its controlled companies; it shall be presumed that a person has a conflicting interest with the Company if, cumulatively: (i) he/she has been elected by a shareholder who has also elected a director in a competing company; and (ii) he/she has a subordinate relationship with the shareholder who elected him/her.

§ 4 Subject to the introductory paragraph of this Article, the number of members who will comprise the Board of Directors for each term of office shall be determined at each Shareholders’ Meeting electing the members of the Board of Directors, and which must be submitted to a vote by the chairman of the Meeting.

Article 18.       At least thirty percent (30%) of the members of the Board of Directors shall be Independent Directors.

§ 1   Independent Directors shall be those who meet the independence requirements provided for in the New Market Regulation.

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§ 2   Independent Directors shall also be those who have been elected in conformity with Article 141, Paragraph 4, of Law no. 6,404/76.

§ 3   Where, as a result of compliance with the percentage referred to in the introductory paragraph of this Article, the number of directors results in a fraction, such number will be rounded to: (i) the immediately higher whole number, if the fraction is equal to or higher than five tenths (0.5); or (ii) the immediately lower whole number, if the fraction is lower than five tenths (0.5).

Article 19.      If a member of the Board of Directors fails to meet the requirements set forth in Article 17 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.

Sole Paragraph.        The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the Independent Directors fails to meet the independence requirements set forth in Article 18, resulting in the thirty percent (30%) requirement provided for in the same article not being met.

Section II – Election

Article 20.      Except for the provisions in Article 21, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.

§ 1   Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.

§ 2   At the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147, Paragraph 3 of Law no. 6,404/76.

§ 3   The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least five (5) days prior the date of the Shareholders’ Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s internet website and sent by electronic means of communication to the CVM and the BM&FBOVESPA notifying them that the documents with respect to the other slate of candidates

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submitted to the Board of Directors are available to the shareholders at the Company’s headquarters.

§ 4   The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to Independent Directors, subject to the provisions of Article 18 above.

§ 5   The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.

§ 6   Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders’ Meeting will be elected.

Article 21.      When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight (48) hours in advance of the Shareholders’ Meeting.

§ 1   The Company, immediately after receiving the request, shall notify the CVM and the BM&FBOVESPA by electronic means and post on its internet website that the election will be conducted by cumulative voting.

§ 2   After the Shareholders’ Meeting is commenced, the presiding board shall calculate the number of votes to which each shareholder is entitled by reviewing the signatures appearing on the Shareholders Attendance Register and the number of shares held by the attending shareholders.

§ 3   In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 20, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders’ Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 20 of these Bylaws.

§ 4   Each shareholder shall be entitled to cast the entirety of the votes to which he/she is entitled on one sole candidate or to distribute them among several candidates; the candidates who received the largest number of votes shall be elected.

§ 5   Positions that are not filled due to a tie vote shall require a new election, following the same procedure, adjusting the number of votes to which each shareholder will be entitled to the number of positions to be filled.

§ 6   In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the Shareholders’ Meeting shall entail the removal of the other members, giving rise to a new election.

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§ 7   In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of law no. 6,404/76, shareholders representing ten percent (10%) of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Law no. 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 20 above.

Article 22.      In the event a director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, three (3) years after the end of the term of office of the respective director.

Article 23.      The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.

Section III – Meetings and Replacements

Article 24.       The Board of Directors shall hold regular meetings once every three (3) months and special meetings whenever called by the Chairman or by any two (2) directors.

§ 1   The meetings of the Board of Directors shall be called in writing, by letter, telegram, fax, e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.

§ 2   The meetings of the Board of Directors shall be called at least three (3) days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.

§ 3   In case of urgency, the Chairman of the Board of Directors may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least two-thirds (2/3) of the elected members attend the meeting.

§ 4   The directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the director and simultaneous communication with all the other persons present at the meeting.  In this case, directors will be considered to be present at the meeting and sign the corresponding minutes.

Article 25.      Except for the provisions in Paragraph 3 of Article 24, the majority of the directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the

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Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.

Sole Paragraph.        In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.

Article 26.      No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company’s interests, as provided for by law.

Article 27.      Except for the provisions in Paragraph 6 of Article 21, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining directors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders’ Meeting shall be called within fifteen (15) days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.

Section IV – Powers

Article 28.      The Board of Directors shall have the power to:

a)   set the general guidelines of the Company’s and its subsidiaries’ business;

b)   elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Investor Relations Officer, and define their duties;

c)   oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company or by its subsidiaries;

d)   express its opinion with respect to management reports and the financial statements of the Company, submitting them to the Shareholders’ Meeting for approval;

e)   fix the compensation of the members of the Board of Directors and of the Chief Executive Officer and of the other executive officers, in the latter case based on the Chief Executive Officer’s recommendation;

f)   define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the Compensation Committee’s proposal;

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g)   grant stock options under the terms of Article 8 of these Bylaws;

h)   call the Shareholders’ Meetings;

i)   submit a slate of candidates to the Shareholders’ Meeting for election of directors, pursuant to Article 20 of these Bylaws;

j)   propose to the Shareholders’ Meeting the allocation of the balance of the adjusted net profit for the year, as referred to in letter “d”, of Article 55 of these Bylaws;

k)   approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;

l)   pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;

m)   submit proposals to the Shareholders’ Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;

n)   authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;

o)   approve the public issuance of commercial promissory notes by the Company or by its controlled companies;

p)   approve the following transactions, either by the Company or by its controlled companies, when the value exceeds three percent (3%) of the Company’s shareholders’ equity: (i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) borrowings or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership;

q)   approve the execution of shareholders’ agreements by the Company or by its controlled companies;

r)   select and dismiss the independent auditors, after receiving the Audit Committee’s opinion;

s)   provide a list with the names of three firms specialized in corporate economic appraisals to prepare an appraisal report with respect to the shares of Company, in the event of deregistration as a publicly-held company or withdrawal from the New Market, as set forth in Paragraph 2 of Article 48 of these Bylaws;

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t)   express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 (fifteen) days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for shareholders as a whole and with respect to the liquidity of their shares, (ii) the effects of the tender offer on the Company; (iii) the strategic plans disclosed by the offeror in relation to the Company; (iv) other points that the Board of Directors considers pertinent, as well as information required by the rules set forth by the CVM; and

u)   pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.

Article 29.       The Chairman of the Board of Directors shall:

a)   call the Shareholders’ Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other directors of the meeting;

b)   call and preside the meetings of the Board of Directors;

c)   communicate the dates of the regular meetings and oversee the Board of Director’s administrative activities; and

d)   convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.

Article 30.       The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.

CHAPTER VI
Board of Executive Officers

Article 31.       The Board of Executive Officers shall be comprised of four (4) to eight (8) executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Investor Relations Officer.

Sole paragraph.  The term of the members of the Board of Executive Officers shall be 2 (two) years, with reelection permitted, and will continue until each successor is elected.

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Article 32.        The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.

Article 33.       The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.

§ 1   Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.

§ 2   The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.

§ 3   The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.

Article 34.       The Chief Executive Officer shall:

a)   direct, instruct and coordinate the activities of the Company;

b)   call and preside over the meetings of the Board of Executive Officers; and

c)   represent the Company in court, either as plaintiff or defendant.

Article 35. The executive officer exercising the duties of Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company’s securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM’s applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.

Article 36.       The executive officers without a specific designation, in addition to their statutory duties, shall perform those duties which may be assigned to them by the Board of Directors.

Article 37.      The executive officers shall substitute each other, subject to the following conditions:

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a)   in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to sixty (60) days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

b)   in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

CHAPTER VII
Committees

Article 38.      The Company shall have the following support committees to the Board of Directors:

(a)   Audit Committee; and

(b)   Compensation Committee.

§ 1   The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have restricted and specific purposes, a limited term, and may appoint their respective members.

§ 2   The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit Committee, Compensation Committee and other additional committees that may be established by the Board of Directors for assistance in the management of the Company.

Section I – Audit Committee

Article 39.      Subject to the provisions in Articles 41 and 43, the Audit Committee shall be comprised of three (3) members, at least two (2) of which shall be external and independent members (“External Members”).

§ 1   The members of the Audit Committee shall be elected by the Board of Directors and meet all the requirements applicable to the Independent Directors, as set forth in Article 18 of these Bylaws.

§ 2   The External Members of the Audit Committee shall:

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(a)   not be a member of the Board of Directors of the Company or of its controlled companies; and

(b)   have knowledge or experience in auditing, controls, accounting, taxation or rules applicable to publicly-held companies, in so far as they refer to the adequate preparation of their financial statements.

Article 40.      The members of the Audit Committee shall be elected by the Board of Directors for a term of office of one (1) year, with reelection being permitted for successive terms.

§ 1   During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:

(a)   death or resignation;

(b)   unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

(c)   a substantiated decision of the Board of Directors.

§ 2   In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.

§ 3   The Audit Committee shall:

(a) propose to the Board of Directors the nomination of the independent auditors as well as their replacement;

(b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

(c) review the quarterly financial information and the periodic financial statements prepared by the Company;

(d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

(e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the Shareholders’ Meetings, relating to changes to the

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capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and

(f) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

§ 4   The Audit Committee shall approve, by majority vote of its members, a proposal for Internal Bylaws regulating the matters relating to its operation, to be approved by the Board of Directors.

Article 41.      In the event the Statutory Audit Council is established as set forth in Law 6,404/76 and in Article 43 below, the Statutory Audit Council shall operate as the Audit Committee exercising all the duties provided for in these Bylaws as required of the Audit Committee, and with respect to its members, subject to all the requirements and limitations provided for by law.

Sole Paragraph.  The Audit Committee will not operate in any fiscal year when a Statutory Audit Council is installed.

Section II – Compensation Committee

Article 42. The Compensation Committee shall be comprised of three (3) members of the Board of Directors, two (2) of which shall be Independent Directors.

Sole Paragraph.        The Compensation Committee shall:

(a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company and its controlled companies;

(b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting;

(c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and

(d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans.

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CHAPTER VIII
Statutory Audit Council (Conselho Fiscal)

Article 43.       The Company shall have a Statutory Audit Council, comprised of three (3) members and an equal number of alternate members, with such duties, powers and compensation as provided for by law.  The Statutory Audit Council shall have a term of office of one (1) year, with reelection being permitted, and shall operate on a non-permanent basis, being installed by the Shareholders’ Meeting, as provided for by law.

§ 1 Once the Statutory Audit Council has been installed, the commencement of the term of its members shall be conditioned on their prior execution of the Instrument of Consent of the Statutory Audit Council Members referred to in the New Market Regulation and of the Disclosure and Trading Policy adopted by the Company.

§ 2   The Statutory Audit Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company’s records.

§ 3   The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Statutory Audit Council.

CHAPTER IX
Tender Offers

Section I – Sale of a Controlling Interest

Article 44. The consummation of a direct or indirect Sale of the Controlling Interest, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer, either as a condition precedent or condition subsequent, for shares held by the remaining shareholders, subject to the conditions and terms set forth under applicable laws, these Bylaws and the New Market Regulation, in order to provide shareholders equal treatment to the Selling Controlling Shareholder.

§ 1   The Selling Controlling Shareholder may not transfer the ownership of its shares, nor may the Company register any transfer of shares until the purchaser of the controlling interest, or those which may acquire Shareholder Control, have signed the Instrument of Consent of the Controlling Shareholders, as provided for in the New Market Regulation.

§ 2   No shareholders’ agreement setting forth provisions with respect to the exercise of Shareholder Control of the Company may be registered at the Company’s headquarters without the

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signatories thereof having executed the Instrument of Consent of the Controlling Shareholder referred to in the Paragraph above.

§ 3   After the closing of the tender offer mentioned in the introductory paragraph of this article, the purchaser of the controlling interest shall be required to take all steps to have at least twenty-five percent (25%) of the shares of the Company constitute the Free Float within the following six (6) months.

§ 4   In event of disposal of the controlling interest of a legal entity having Shareholder Control of the Company, the Selling Controlling Shareholder shall disclose to BM&FBOVESPA the value attributed to the Company in connection with such disposal and attach evidentiary documentation.

Article 45.       The tender offer referred to in Article 44 above shall be made in the event of an assignment of rights for consideration to subscribe for shares and other securities and rights relating to securities convertible into shares, which may result in the Sale of the Controlling Interest of the Company.

Section II – Acquisition of Relevant Interest

Article 46.       Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person (“Purchaser of a Relevant Interest”), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing twenty percent (20%) or more of its capital stock (“Relevant Interest”), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six (6) months, adjusted pursuant to the SELIC Rate.

§1    The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within forty-eight (48) hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within thirty (30) days from the date of the notice mentioned in item (a) of this Paragraph.

§2 For purposes of calculating the limit of twenty percent (20%) set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.

§3 The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.

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§4 The obligation to carry out the offer provided for in the introductory paragraph of this Article shall not apply in the event the obligation to carry out the offer provided for in Article 44 applies.

Section III – Indemnity Obligations

Article 47.       In the event an offer is made pursuant to Articles 44 and 46 of these Bylaws, the offeror shall be bound to pay, under the terms indicated below, an amount equivalent to the difference between the tender offer price and the value per share that he/she may have  acquired on a stock exchange in the six (6) months preceding the date of the acquisition of the Shareholder Control or the Relevant Interest, as the case may be, adjusted pursuant to the SELIC Rate until the payment date.  Such amount shall be distributed by BMF&FBOVESPA pursuant to its regulation among all persons which have sold their shares of the Company on the trading session in which the offeror made the acquisition in proportion to their respective daily net sale balance.

Section IV – Deregistration as Publicly-Held Company and
Withdrawal from the New Market

Article 48.      In the event the shareholders present at a Shareholders’ Meeting  approve:

(a) the Company’s deregistration as a publicly-held company, either the Company, or the shareholders or Group of Shareholders which hold the Shareholder Control of the Company, shall carry out a tender offer for the acquisition of the shares held by the remaining shareholders, for a price based on, at minimum, the economic value of the Company, which will be calculated by an appraisal report prepared under the terms of  Paragraphs 1 to 3 of this Article, subject to the applicable laws and regulations; or

(b) the Company’s withdrawal from the New Market, in order for its shares to be registered outside the New Market or as a result of a corporate reorganization in which the shares of the surviving company are not admitted to trading on the New Market within one hundred twenty (120) days from the date of the Shareholders’ Meeting approving such transaction, the shareholders or Group of Shareholders holding the Shareholder Control of the Company shall carry out a tender offer to acquire the shares held by the remaining shareholders, for a price based on, at minimum, the economic value of the Company, to be calculated in an appraisal report prepared under the terms of Paragraphs 1 to 3 of this Article, subject to applicable laws and regulations.

§ 1   The appraisal reports referred to in the introductory paragraphs of this Article shall be prepared by an institution or specialized company, with proven experience and independence with respect to the decision making power of the Company, its directors and executive officers and the Controlling Shareholder, in addition to meeting the requirements of Paragraph 1 of Article 8 of Law no. 6,404/76 and are subject to the same liability provided for in Paragraph 6 of the same Article.

§ 2   The selection of the institution or specialized company responsible for determining the economic value of the Company shall be made at the Shareholders’ Meeting from a list of three

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alternatives submitted by the Board of Directors, the selection of which shall be made by a majority vote of the shareholders representing the Free Float present at such Shareholders’ Meeting, not counting blank votes, which, if convened on first call, shall have the attendance of shareholders representing, at least, twenty percent (20%) of the entire Free Float s, or which, if convened on second call, shall have the attendance of any number of shareholders representing the Free Float.

§ 3   The offeror shall pay the costs of preparation of the appraisal report.

Article 49.       In the event there is no Controlling Shareholder and it is decided that the Company shall withdraw from the New Market in order to register its securities for trading outside the New Market, or as a result of a corporate reorganization the surviving company’s securities are no longer admitted for trading in the New Market within one hundred twenty (120) days from the date of the Shareholders’ Meeting approving such transaction, or, further, in the event of the deregistration of the Company as a publicly-held company, such withdrawals shall be conditioned on a tender offer being held under the same conditions provided for in Article 48 above.

§1 The Shareholders’ Meeting shall determine the persons responsible for carrying out the tender offer among those present at the Shareholders’ Meeting, who shall expressly undertake the obligation to carry out the offer.

§2 In the absence of having identified persons responsible for carrying out the tender offer, in case of a corporate reorganization in which the securities of the company resulting from such reorganization are not admitted for trading in the New Market, the shareholders having voted in favor of the corporate reorganization shall carry out the referred offer.

Article 50.      The Company’s withdrawal from the New Market as a result of any breach of the New Market Regulation requirements is subject to a tender offer for the shares, at a price based on, at minimum, the economic value of the Company, which will be calculated by an appraisal report prepared pursuant to Article 48 of these Bylaws, subject to applicable laws and regulations.

§ 1   The Controlling Shareholder shall carry out the tender offer referred to in the introductory paragraph of this Article.

§ 2   In the event there is no Controlling Shareholder and the Company withdraws from the New Market as a result of any breach of the New Market Regulation requirements due to decisions taken at a Shareholders´ Meeting, the tender offer shall be carried out by the Shareholders who voted in favor of the resolution that resulted in such breach.

§ 3   In the event there is no Controlling Shareholder and the Company withdraws from the New Market as set out in the introductory paragraph of this Article as a result of a management action or fact, the management of the Company shall call a Shareholders’ Meeting pursuant to the Article 123 of Law 6,404/76, for the purpose of taking the necessary decisions to remedy the breach of the

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obligations provided for in the New Market Regulation or, as the case may be, approve the withdrawal from the New Market.

§ 4   In the event the Shareholders’ Meeting referred to in paragraph 3 above approves the withdrawal of the Company from the New Market, the Shareholders’ Meeting shall determine the persons responsible for carrying out the tender offer referred to in the introductory paragraph of this Article, who, while present at the meeting, shall expressly undertake the obligation to carry out the offer.

Article 51. A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Law no. 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.

Article 52. To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.

CHAPTER X
Arbitration Court

Article 53.      The Company, its shareholders, directors and executive officers and members of the Statutory Audit Council are required to submit to arbitration at the Market Arbitration Tribunal, any and all disputes or controversies arising between them, either related to or resulting from the application, validity, effectiveness, interpretation, violation and their effects, of the provisions set forth in Law 6,404/76, in the Bylaws, in the rules enacted by the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, in the Arbitration Regulation, in the Sanctions Regulation and in New Market Participation Agreement.

CHAPTER XI
Fiscal Year

Article 54.       The fiscal year begins on January 1st and ends on December 31st of each year.

Article 55.      After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, adjusted net profit shall be allocated as follows:

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a)   Five percent (5%) to the legal reserve, up to the limit of twenty percent (20%) of the capital stock;

b)   fifty percent (50%) for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed; and

c)   by proposal of the managing bodies, up to forty-five percent (45%) for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of one hundred percent (100%) of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed one hundred percent (100%) of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and

d) the balance will be allocated according to the resolution adopted at the Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.

§ 1   The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders’ Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.

§ 2   Dividends not claimed within three (3) years from the date they were made available to the shareholders shall be forfeited to the Company.

CHAPTER XII
Miscellaneous

Article 56.       The Company shall be liquidated as provided for by law, and the Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Statutory Audit Council to operate during the liquidation process.

Article 57.      The minutes of the Shareholders’ Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive Officers, shall be mechanically issued, in separate pages, and signed by the attendees, for subsequent bookbinding. In the event they contain resolutions affecting third parties, they shall be filed with the Commerce Registry Office and published.

CHAPTER XIII
Definitions

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Article 58. For the purposes of these Bylaws, the terms below shall have the following meanings:

“Arbitration Regulation” means the Market Arbitration Chamber Regulation;

“BM&FBOVESPA” has the meaning provided for in the Sole Paragraph of Article 1 of these Bylaws.

“Bylaws” means the bylaws of Ultrapar Participações S.A.;

“Chairman” means the chairman of the Board of Directors;

“Company” means Ultrapar Participações S.A.;

“Controlling Interest” means the block of shares entitling, either directly or indirectly, their respective holders the individual and/or shared exercise of the Shareholder Control of the Company;

“Controlling Shareholder” means the shareholder or Group of Shareholders exercising the Shareholder Control of the Company;

“CVM” means the Brazilian Securities and Exchange Commission – CVM;

“Disclosure and Trading Policy” means the policy adopted by the Company setting forth the rules for disclosure of relevant information of the Company to the public and the use of such information by the Company itself;

“External Members” has the meaning provided for in Paragraph 2 of Article 39 of these Bylaws;

“Free Float” means all the shares issued by the Company, except for the shares held by the Controlling Shareholder, by persons related thereto, by directors and executive officers of the Company and treasury shares;

“Group of Shareholders” means the group of persons: (i) bound by contracts or agreements of any nature, including shareholders’ agreements, either directly or by means of controlled or controlling companies or companies under common control; or (ii) among which there is a controlling relationship; or (iii) that are under common control; or (iv) that act in the representation of a common interest. Examples of persons representing a common interest include: (a) a person holding, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of another person; and (b) two persons having a third investor in common that holds, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) in the capital stock of each of the two persons. Any joint ventures, funds or investment clubs, foundations, associations, trusts, condominiums, cooperatives, securities portfolios, universality of rights, or any other forms of organization or enterprise, organized in Brazil or outside Brazil, shall

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be deemed members of one Group of Shareholders whenever two or more such entities: (y) are managed by one single legal entity or related parties of one single legal entity; or (z) have most of their directors and executive officers in common, but in the case of investment funds with a common manager, only such entities in which the determination of the vote to be held at a Shareholders’ Meetings, as determined by the respective statutes, is in the manager’s sole discretion, shall be deemed as part of the Group of Shareholders;

“Independent Directors” has the meaning provided for in Article 18 of these Bylaws;

“Instrument of Consent of the Controlling Shareholders” means the instrument by which the new Controlling Shareholders undertake personal liability for abiding by and acting in conformity with the New Market Participation Agreement, the New Market Regulation and the Arbitration Regulation;

“Instrument of Consent of the Directors and Executive Officers” means the instrument under which the new directors and executive officers of the Company assume personal liability to abide by and to act in conformity with the New Market Participation Agreement, the New Market Regulation and the Arbitration Regulation;

“Instrument of Consent of the Statutory Audit Council Members” means the instrument under which the members of the Statutory Audit Council of the Company, when established, undertake personal liability for abiding by and acting in conformity with the Arbitration Regulation;

“Joint Action” means the action of persons, including a Group of Shareholders, cooperating to acquire a Relevant Interest, pursuant the terms of Article 46 of these Bylaws;

“New Market” means the Novo Mercado segment of the BM&FBOVESPA;

“New Market Participation Agreement” means the agreement entered into between, on the one hand, BMF&BOVESPA and, on the other hand, the Company, the directors and executive officers and, in case there is one, the Controlling Shareholder, containing obligations relating to the listing of the Company on the New Market;

“New Market Regulation” has the meaning provided for in the Sole Paragraph of Article 1 of these Bylaws;

“Purchaser of a Relevant Interest” has the meaning provided for in Article 46 of these Bylaws;

“Relevant Interest” has the meaning provided for in Article 46 of these Bylaws;

“Sale of Controlling Interest” means the transfer to a third party, for compensation, of the Controlling Interest;

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“Sanctions Regulation” means the Regulation for Pecuniary Sanctions of the New Market, as amended, which regulates the sanctions applicable to partial or total noncompliance with the New Market Regulation;

“SELIC Rate” means the rate calculated in the Special Custody and Liquidation System of the Brazilian Central Bank;

“Selling Controlling Shareholder” means the Controlling Shareholder when it is Selling the Controlling Interest of the Company;

“Shareholder Control” means the power effectively used to direct the corporate activities and guide the operation of the Company’s governing bodies, either directly or indirectly, in practice or by law. A person or group of persons will be presumed to have control if they are bound by a shareholders’ agreement or under common control holding shares that have granted them the absolute majority of votes of the shareholders who attended the last three Shareholders’ Meetings of the Company, regardless of whether they hold title to shares that grant them the absolute majority of the Company´s total voting shares; and

“Vice-Chairman” means the vice-chairman of the Board of Directors.

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ANNEX II

(Pursuant to Annex 14 of CVM Instruction 481/09)

Capital increase1

1.   Inform the amount of capital increase and the new capital stock.

Upon completion of the Merger of Shares, 12,021,100 shares will be issued and the capital stock of the Company will be amended from R$ 3,696,772,957.32 to R$ 3,838,686,104.00; therefore, an increase of R$ 141,913,146.68.

2.      Inform if the increase will be performed through: (a) the conversion of debentures into shares; (b) the exercise of the subscription right or subscription warrants; (c) capitalization of profits or reserves; or (d) subscription of new shares.

The capital increase results from the merger of shares issued by Extrafarma by the Company and the subscription of new shares by Extrafarma managers, on behalf of its shareholders, pursuant to paragraph 2 of Article 252 of the Brazilian Corporate Law.

3.      Explain in details the reasons for the capital increase and the legal and economic consequences thereof.

The capital increase results from the absorption of all shares issued by Extrafarma by the Company, due to the Merger of Shares, pursuant to Article 252 of the Brazilian Corporate Law.

As a legal consequence of the Merger of Shares, Extrafarma will become a wholly-owned subsidiary of Ultrapar.

With respect to the economic consequences, the managements of the Companies believe that the Merger of Shares shall enable Ultrapar to enter the significant, growing Brazilian retail pharmacy sector, with strong potential for growth and consolidation, in association with Extrafarma, one of the leaders in its regions. Extrafarma has over 50 years of activity in pharmaceutical distribution and counts on renowned professionals in the sector.

The Merger of Shares shall enable the acceleration of Extrafarma’s expansion plan, through (i) increased investment capacity, (ii) access for drugstore openings in Ipiranga’s service stations and Ultragaz’s resellers, and (iii) the strengthening of Extrafarma’s experienced retail pharmacy management team, by implementing Ultrapar’s recognized mechanisms of corporate governance,

1 In addition to the capital increase described in the Annex II, the Merger of Shares also provides for the issuance of subscription warrants  that, if exercised, may lead to the issuance of up to 4,007,031 shares in the future, pursuant to the Protocol and Justification and Annex III of this Management Proposal.

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incentives, and alignment of interests. These mechanisms are also expected to contribute to an efficient integration of the operations and to the development of business models increasingly attractive to Extrafarma’s, Ipiranga’s and Ultragaz’s consumers, thus increasing the businesses’ differentiation potential.

Thus, the combination of assets, talents and competences of the Companies will bring economic benefits to the Companies, their shareholders and consumers.

4.      Provide a copy of the fiscal council report, if applicable.

A copy of the Fiscal Council report is attached to this Annex II.

5.      In case of capital increase upon subscription of shares:

a.   Describe the use of proceeds

No resources will be contributed, only the absorption of all shares issued by Extrafarma by the Company, as already referred to and with the financial consequences described in item 3 above.

b.   Inform the number of shares issued for each type and class.

12,021,100 new common, nominative book-entry shares with no par value will be issued.

c.   Describe the rights, advantages and restrictions attributed to the shares to be issued.

The shares to be issued by the Company as a result of the Merger of Shares shall have the same rights attributed to the outstanding shares of the Company, traded at BM&FBOVESPA under the code “UGPA3”, and the holders thereof shall be entitled to all benefits, including dividends and capital remuneration that may be declared by the Company after the effective issuance.

The shares to be issued by the Company as a result of the Merger of Shares shall be subject to the following trading restrictions:

(a)   767,060 shares to be delivered to each of the current Extrafarma’s shareholders shall be free to be traded immediately after the approval of the Merger of Shares at the Extraordinary Shareholders’ Meetings of the Companies (“ESMs”); and

(b)   190,048 New Shares to be delivered to each of the current Extrafarma’s shareholders shall be released to be traded as of the date of the 1st, 2nd, 3rd, 4th and 5th anniversaries of the date of the approval of the Merger of Shares by the ESMs.

d.   Inform if the subscription will be public or private.

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The subscription will be private.

e.   In case of a private subscription, inform if the related parties, as defined by the accounting rules referred to herein, will subscribe shares in the capital increase, specifying the respective amounts, if already known.

The subscription shall not be performed by related parties.

f.   Inform the issuance price of new shares or the reasons by which the establishment thereof must be attributed to the Board of Directors, in cases of public distribution.

The price of issuance of the new shares is of R$  R$ 56.16583 per share, equivalent to a total amount of R$ 675,175,059.01.

g.   Inform the par value of the shares issued or, in case of shares with no par value, the portion of the issuance price that shall be allocated to capital reserve.

The portion that shall be allocated to capital reserve is of R$ 533,261,912.33. The amount of the capital reserve provided above may be adjusted as a result of the rules set forth in Technical Standard No. 15 (CPC 15 (R1)), of the Accounting Pronouncements Committee (Comitê de Pronunciamentos Técnicos), approved by CVM Resolution No. 665, dated as of August 4, 2011.

h.    Provide the managers’ opinion on the effects of the capital increase, especially with respect to the dilution caused by such increase.

The capital increase resulting from the Merger of Shares and the immediate dilution of shareholders will be of 2.2%, excluding the shares currently held in treasury. However, as referred to above, the managers believe that the combination of assets, talents and competences of the Companies will bring economic benefits to the Companies, their shareholders and consumers in general.

i.   Inform the criterion for the calculation of the issuance price and justify, in details, the economic aspects on which such criterion was chosen.

The issuance price was calculated based on the average price of  the common shares of Ultrapar in the last ten (10) trading sessions of BM&FBOVESPA immediately prior to the disclosure of  the Material Notice dated September 30, 2013, corresponding to R$ 56.16583 per share.

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j.    If the issuance price has been established with premium or at a discount in relation to the market value, identify the reason for premium or discount and explain how it was determined.

Not applicable.

k.    Provide a copy of all reports and studies on which the establishment of the issuance price was based.

Not applicable.

l.   Inform the prices for each type and class of shares of the Company in the markets where they are traded, identifying:

i.   Minimum, average and maximum prices for each year, over the last three (3) years.

	Minimum (R$)	Average (R$)	Maximum (R$)
2010	19.50	22.75	27.11
2011	23.54	28.13	32.50
2012	32.01	42.20	49.00

ii.   Minimum, average and maximum prices for each quarter, over the last two (2) years.

	Minimum (R$)	Average (R$)	Maximum (R$)
1Q11	24.54	26.36	27.49
2Q11	25.75	27.55	28.57
3Q11	23.54	27.54	29.67
4Q11	29.24	31.13	32.50
1Q12	32.01	37.07	40.70
2Q12	39.15	41.89	45.35
3Q12	43.15	45.82	49.00
4Q12	41.50	44.04	46.29
1Q13	45.28	48.84	52.69
2Q13	49.23	52.83	55.80
3Q13	51.36	54.05	57.70

iii.   Minimum, average and maximum prices for each month, over the last six (6) months.

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	Minimum (R$)	Average (R$)	Maximum (R$)
June 2013	49.23	51.67	53.80
July 2013	51.90	53.43	54.32
August 2013	51.36	53.38	55.64
September 2013	52.26	55.42	57.70
October 2013	57.09	58.72	60.20
November 2013	56.90	58.36	59.92

iv.   Average price over the last ninety days.

Average (R$)
Last 90 days (between 09.20.2013 and 12.18.2013)	57.70

m.   Inform the issuance price of shares in capital increases over the last three (3) years.

There was no capital increase in the last 3 years.

n.   Provide the percentage of potential dilution resulting from the issuance.

The dilution will be of 2.2%,  excluding the shares currently held in treasury.

o.   Inform the terms, conditions and form of subscription and payment of issued shares.

The issued shares shall be subscribed and paid up by Extrafarma managers, on behalf of its shareholders, pursuant to paragraph 2 of Article 252 of the Brazilian Corporate Law.

p.    Inform if shareholders will be entitled to preemptive rights to subscribe for new shares and provide the details of the terms and conditions which such right is subject to.

Pursuant to paragraph 1 of Article 252 of the Brazilian Corporate Law, Ultrapar’s shareholders shall not be entitled to preemptive rights for subscription of the capital increase.

q.   Inform the management proposal for treatment of potential unsubscribed shares.

Not applicable.

r.   Describe, in details, the procedures that will be adopted in case of estimated partial approval of the capital increase.

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Not applicable.

s.   If the issuance price of shares is performed in assets, in whole or in part:

i.   Provide the full description of the assets.

2,240,000 common, nominative shares with no par value issued by Extrafarma to be merged into Ultrapar due to the Merger of Shares, pursuant to Article 252 of the Brazilian Corporate Law.

ii.   Provide the clarification regarding the relation between the assets absorbed by the Company and its corporate purpose.

The shares issued by Extrafarma will be merged into the Company pursuant to the Protocol and Justification so that Extrafarma will become a wholly-owned subsidiary of Ultrapar, enabling Ultrapar to enter the significant retail pharmacy sector, with strong potential for growth and consolidation.

iii.   Provide a copy of the Appraisal Report of the assets, if available.

The Appraisal Report is available to the shareholders at the Company’s headquarters, in the Company’s website (www.ultra.com.br) as well as in BM&FBOVESPA’s website (www.bmfbovespa.com.br) and in CVM’s website (www.cvm.gov.br), according to the terms of the Brazilian Corporate Law, CVM Instruction 319/99 and CVM Instruction 481/09.

6.     In case of capital increase upon capitalization of profits and reserves:

a.     Inform if it shall result in the change of par value of the shares, if any, or the distribution of new shares among shareholders.

Not applicable.

b.     Inform if the capitalization of profits or reserves will be performed with or without changing the number of shares, for companies with shares with no par value.

Not applicable.

c.     In case of distribution of new shares:

i.     Inform the number of shares issued for each type and class.

Not applicable.

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ii.    Inform the percentage to be received by the shareholders in shares.

Not applicable.

iii.   Describe the rights, advantages and restrictions attributed to the shares to be issued.

Not applicable.

iv.    Inform the acquisition cost, in reais, per share, to be attributed so that shareholders are able to comply with Article 10 of Law 9,249, dated as of December 26, 1995.

Not applicable.

v.    Inform the treatment of fractions, as the case may be.

Not applicable.

d.     Inform the term set forth in paragraph 3 of Article 169 of Law 6,404, of 1976.

Not applicable.

e.     Inform and provide information and documents set forth in item 5 above, if applicable.

Not applicable.

7.     In case of capital increase due to conversion of debentures into shares or exercise of subscription warrants

a.     Inform the number of shares issued for each type and class.

Not applicable.

b.     Describe the rights, advantages and restrictions attributed to shares to be issued.

Not applicable.

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ANNEX III

(Pursuant to Annex 15 of CVM Instruction 481/09)

Issuance of Subscription Warrants

1.   In case of issuance of subscription warrants:

a.   Inform the number of warrants to be issued.

If the Merger of Shares is approved by the shareholders of the Company, 14 subscription warrants shall be issued as of such date, seven (7) of which of Subscription Warrants – Working Capital and seven (7) of which of Subscription Warrants – Indemnification, as defined below, in the book-entry nominative form (“Subscription Warrants”).

b.   Explain, in details, the reasons for the issuance and the consequences thereof.

The issuance of Subscription Warrants is justified under the context of the negotiation between Ultrapar and Extrafarma and their shareholders, as part of the price offered, to be retained for at least six years as a guarantee by Extrafarma’s shareholders to the Company to cover (i) the potential adjustment due to the variation of working capital and net debt of Extrafarma  existing on the date of approval of the Merger of Shares at the Extraordinary Shareholders’ Meetings of the Companies (“Subscription Warrants – Working Capital”) and (ii) the payment related to Loss(es) subject to indemnification by Extrafarma shareholders to Ultrapar, as detailed below (“Subscription Warrants – Indemnification”).

The Subscription Warrants shall be issued by the Company by virtue of the Merger of Shares and shall be delivered to Extrafarma shareholders, pursuant to the Protocol and Justification. Each of the Subscription Warrants – Working Capital shall have the subscription right of up to one hundred and fourteen thousand, four hundred and eighty seven (114,487) common, nominative book-entry shares with no par value issued by Ultrapar, subject to potential adjustment due to the variation of working capital and the net debt of Extrafarma existing on the date of the approval of the Merger of Shares  by the ESMs, in relation to the working capital and the net debt of Extrafarma as of December 31, 2012. Each of the Subscription Warrants - Indemnification shall have the subscription right of up to four hundred and fifty seven thousand, nine hundred and forty six (457,946) common, nominative book-entry shares with no par value issued by Ultrapar, subject to a potential adjustment due to verification of Loss(es) subject to indemnification by Extrafarma shareholders to Ultrapar, resulting from (a) fraud, omission, errors, inaccuracies, misstatements or breach of the representation and warranties given by Extrafarma, Extrafarma shareholders to Ultrapar; (b) facts, acts and/or omission of Extrafarma or by Extrafarma shareholders prior to the date of the approval of the Merger of Shares by the

36

ESMs; or (c) breach of the obligations assumed by Extrafarma shareholders and/or by Extrafarma in the Association Agreement. It will be understood that the term “Losses” means all and any intentions and/or liabilities, losses, penalties, damages, fines, judgments, notices, injury, liens (including attachment, seizure or any type of impounding), costs and expenses (including attorneys’ fees) after the final and unappealable judicial or arbitration decisions, as well as undisputed administrative or judicial decision or the notice of Loss sent by one party to the other which was not disputed.

c.   Inform the issuance price and the exercise price of the warrant.

Considering that it is a merger of shares and that Subscription Warrants are included in the exchange ratio of shares issued by Extrafarma for shares issued by Ultrapar, a specific issuance price was not ascribed to the Subscription Warrants (pursuant to the Article 77 of the Law No. 6,404/76). The exercise price of the Subscription Warrants shall correspond to the market value of the shares issued by Ultrapar at the time of the exercise of the Subscription Warrants and there will be no additional payment by the holders of the Subscription Warrants since, upon the approval of the Merger of Shares, the holders of the Subscription Warrants will contribute all of the shares of Extrafarma to Ultrapar’s equity.

d.   Inform the criterion for establishment of the issuance price and exercise price and justify, in details, the economic aspects on which such criterion was chosen.

Please, see item (c) above.

e.   Provide the managers’ opinion on the effects of the capital increase, especially with respect to the dilution caused by such increase.

The issuance of Subscription Warrants will be favorable to the Company and its shareholders within the context of the guarantees provided by Extrafarma’s shareholders. It must also be considered that the shares the Subscription Warrants will potentially be granted are part of the exchange ratio of the shares issued by Extrafarma for the shares issued by Ultrapar in the Merger of Shares. The maximum dilution to which Ultrapar shareholders shall be subject upon the full exercise of the Subscription Warrants is of 0,7% (calculated by the maximum amount of shares to be potentially issued upon the total amount of shares issued by the Company after the approval of the Merger of Shares, excluding the shares currently held in treasury).

f.   Provide a copy of all reports and studies on which the establishment of the issuance price was based.

Not applicable.

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g.   Inform the terms and conditions which the exercise of the warrant is subject to.

The exercise of the Subscription Warrants – Working Capital is subject to the verification of potential adjustment due to the variation of working capital and the net debt of Extrafarma as of the date of the approval of the Merger of Shares by the ESMs, in relation to the working capital and the net debt of Extrafarma as of December 31, 2012. The Subscription Warrant – Working Capital may be exercised by its holders within five (5) business days after the “Calculation Date,” which is the date corresponding to ten (10) business days after (i) the preparation of Extrafarma’s balance sheet as of the date of the approval of the Merger of Shares by the ESMs; and (ii) the verification of net debt and working capital of Extrafarma existing on the date of the approval of the Merger of Shares by the ESMs, proportionally to the remaining shares after the adjustment aforementioned. The shares issued due to the exercise of the Subscription Warrants – Working Capital shall be subject to trading restrictions up to the sixth (6th) anniversary of the date of the approval of the Merger of Shares by the ESMs.

The exercise of the Subscription Warrants – Indemnification, is subject to potential adjustment due to verification of Loss(es) subject to indemnification by Extrafarma shareholders to Ultrapar, resulting from (a) fraud, omission, errors, inaccuracies, misstatements or breach of the representation and warranties given by Extrafarma, Extrafarma’s shareholders to Ultrapar; (b) facts, acts and/or omission of Extrafarma or by Extrafarma’s shareholders prior to the date of the approval of the Merger of Shares by the ESMs; or (c) breach of the obligations assumed by Extrafarma’s shareholders and/or by Extrafarma in the Association Agreement. It will be understood that the term “Losses” means all and any intentions and/or liabilities, losses, penalties, damages, fines, judgments, notices, injury, liens (including attachment, seizure or any type of impounding), costs and expenses (including attorneys’ fees) after the final and unappealable judicial or arbitration decisions, as well as undisputed administrative or judicial decision or the notice of Loss sent by one party to the other which was not disputed. The Subscription Warrant – Indemnification may be exercised, in whole or in part, by its holders (i) within five (5) business days after the 6th anniversary of date of the approval of the Merger of Shares by the ESMs (“Confirmation Date”), proportionally to the remaining shares after adjustments for potential Losses to be indemnified by Extrafarma’s shareholders to Ultrapar that has been accrued until such date; and (ii) after the Confirmation Date, whenever occurs the termination of all and any potential Loss that, before the Confirmation Date, has been identified by the Companies and by Extrafarma’s shareholders as a result of notice or filing of administrative or judicial proceeding or extrajudicial notice, but that has not been effectively accrued prior to such date.

The Subscription Warrants may not be traded or transferred by its holders or otherwise be subject to liens or promise of trading, transfer or liens, except under the succession plan of Extrafarma’s shareholders.

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h.   Inform if shareholders will be entitled to preemptive rights to subscribe for new warrants and provide the details of the terms and conditions which such right is subject to.

Considering that the Subscription Warrants will be issued under the exchange ratio of the shares issued by Extrafarma for the shares issued by Ultrapar in the Merger of Shares, the shareholders of the Company will not be entitled to preemptive rights in the subscription of Subscription Warrants.

i.   Inform if the subscription will be public or private.

Private.

j.   Inform the matters which may be established by the Board of Directors.

The issuance of Subscription Warrants shall be approved at the Shareholders’ Meeting of the Company, and the capital increase resulting from the future exercise of Subscription Warrants may be approved by the Board of Directors of the Company, within the limits of the authorized capital set forth in the Company’s Bylaws.

k.   Inform the secondary market in which warrants will be traded, as the case may be.

Not applicable.

l.   Described the rights, advantages and restrictions of shares resulting from the exercise of subscription warrants.

The Subscription Warrants are securities other than the shares issued by the Company, and they solely entitle their holders to, under the conditions approved at the Shareholders’ Meeting of the Company, the right to subscribe shares issued by Company, upon compliance with the conditions set forth in the certificates of the Subscription Warrants.

The ownership of Subscription Warrants, by itself, does not assure any right to dividends, interests attributable to shareholders’ equity and other shareholders’ rights; that is, only after the exercise of the Subscription Warrants, that will result in the issuance of shares of the Company, the holders thereof will be entitled to enjoy the shareholders’ rights.

The shares of the Company, when issued, shall have the same rights attributed to the outstanding shares issued by Company in the respective date, and the holders thereof shall be entitled to all benefits, including dividends and capital compensations that may be declared by the Company after issued thereof.

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m.   Provide the percentage of potential dilution resulting from the issuance.

If the Subscription Warrants are fully subscribed and converted into shares, the potential dilution resulting from the issuance (calculated by the maximum number of shares to be potentially issued on the total number of shares issued by the Company after the approval of the Merger of Shares, excluding the shares currently held in treasury) is of 0.7%.

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ANNEX IV

(Pursuant to Annex 21 of CVM Instruction 481/09)

Information related to the Company’s appraisers

1.  List the appraisers recommended by the management.

Ernst & Young Assessoria Empresarial Ltda., headquartered in the City of São Paulo, State of São Paulo, at Av. Presidente Juscelino Kubitschek, 1.830, Torre 2, 4th floor, enrolled with the CNPJ/MF under No. 59.527.788/0001-31 (“EY”).

2.   Describe the qualification of recommended appraisers.

„	Sérgio B. D. de Almeida (sergio.almeida@br.ey.com) – Partner

Group leader of Valuation of EY Brazil, responsible for implementing financial projects for clients in the middle market and global clients.

He manages and supervises the operations of a team of approximately 100 professionals in four markets (São Paulo, Rio de Janeiro, Belo Horizonte and Recife). He has experience in business valuations for tax purposes, mergers and acquisitions, financial analysis and operational strategies, economic viability of projects, valuation of intangible assets and advising on corporate restructuring processes involving Brazilian Securities Commission (Comissão de Valores Mobiliários), National Agency of Electric Agency (ANEEL), among other regulatory entities. The Partner Sérgio Almeida has been part of the group of Valuation & Business Modeling of EY Brazil for 11 years ago.

Master of Business Administration EAESP / FGV (School of Business Administration of São Paulo /Fundação Getúlio Vargas), holder of the Finance Executive MBA in (IBMEC / SP - Brazilian Institute of Capital Markets), and is graduated in Business Administration for the State University of Rio de Janeiro (UERJ - State University of Rio de Janeiro).

Participated in several training specializations, such as Association of American Appraisers (ASA) 1, 2, 3 and 4, Private Equity Valuation Reviews by ASA, Advanced Business Certificate Management (Harvard Business Publishing 2010), and Americas Partner and Principals Meeting (Atlanta 2010), Americas New Partner and Principals Meeting (Boca Raton 2009) and Conference and Training Section in Washington (V & BM Senior Manager 2005).

„	Andréa de Brito Fuga (andrea.fuga@br.ey.com) – Independent Revising Partner

Group leader Valuation of EY Brazil, responsible for implementing financial projects for clients in the middle market and global clients. Partner at the Capital Group Transformation in the area of EY Transaction Advisory Services, has extensive experience in economic valuations and processes of mergers and acquisitions of companies.

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Leads projects of economic valuations conducted in order to support accounting records, tax, corporate restructurings, public offerings and trading companies. Coordinates, as a specialist, review of economic valuations used in financial reports, related to the fair value of investments, biological and intangible assets as well as asset impairment analyzes. Prepared several studies of feasibility analysis, financial modeling and construction of the business plan, involving ongoing businesses and greenfields. She also participated in consulting projects related to capital structure and maximizing value to shareholders, and the processes of litigation related to themes of economic valuations or M&A. Coordinated advisory processes in M&A, including the search for potential investors, preparation of Information Memoranda, initial contacts and subsequent negotiation of price and terms of transaction agreements. Among her clients, the sectors of consuming product, sugarcane, forestry, food and beverage, and services may be evidenced. Developed and taught several training related to economic valuations of companies and assets. Throughout her career, Andrea has developed experience in financial institutions and companies global consulting and auditing.

Degree in Public Administration, by Fundação Getúlio Vargas (SP, Brazil). She holds an MBA in Finance and Strategy by Simon Graduate School of Business at the University of Rochester (NY).

„	Felipe Miglioli (felipe.miglioli@br.ey.com) - Senior Executive Manager

Senior Executive Manager of the practice of Valuation & Business Modelling (V&BM) group of Transaction Advisory Services of EY.

He has focused on projects of economic and financial valuation of companies for mergers and acquisitions, joint ventures, feasibility analysis of new projects  corporate restructuring processes involving the Brazilian Securities Commission (Comissão de Valores Mobiliários) and valuation of intangible assets for accounting purposes (IFRS and USGAAP).

Among his clients: pharmaceutical, retail and consumer, healthcare, services, Oil & Gas, Media industries, among other goods may be evidenced.

He has experience on M&A in the following industries: retail, real estate, education, technology.
Bachelor of Business Administration from Mackenzie University and a Finance Executive MBA from Insper - Institute of Education and Research.

Participation in specialization courses in business valuation, valuation of intangible assets and Private Equity Valuation Reviews conducted by the American Society of Appraisers (ASA) and International Institute of Business Valuers (IIBV).

„	Daniel de Oliveira Fernandes (@daniel.o.fernandes br.ey.com ) - Manager

Practice Manager of Valuation & Business Modelling (V & BM) of the group Transaction Advisory Services of EY.

He has focused on projects for economic and financial valuation of companies for mergers and acquisitions, analysis of the economic viability of projects, processes of administrative and financial restructuring.

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Bachelor of Business Administration by Fundação Getúlio Vargas (FGV - EAESP) and MBA in Economic and Financial Management from FGV.

Participation in specialization courses in business valuation performed by Apimec, American Society of Appraisers (ASA) and International Institute of Business Valuers (IIBV).

Credentials

EY has provided services to clients from many sectors, thus attesting technical ability. We highlight the following main services: Economic and Financial Assessment, Privatization, Asset Valuation, Financial Advisory, Mergers & Acquisitions and Real Estate advisory.

3.   Provide a copy of the work and compensation proposals from recommended appraisers.

See summary attached (Annex A).

4.   Describe any existing relation over the last three (3) years between the recommended appraisers and parties related to the Company, such as defined by the accounting rules which refer to this matter.

- due diligence for the acquisition of the chemical businesses in Uruguay;
- PIS and Cofins taxes recovery analysis;
- due diligence for the association with Extrafarma.

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Annex A

In connection with the preparation of the Valuation Report, we entered into an Engagement Letter with Ernst & Young Assessoria Empresarial Ltda. (“EY”), dated October 28, 2013 (the "Engagement Letter"), which sets forth, among other things, the scope, timing and contractual bases related to the work performed by EY.  Pursuant to the Engagement Letter, we were required to pay an aggregate fixed fee of R$109,000 to EY. We also made certain representations and warranties for the benefit of EY in the Valuation Report, substantially to the effect that the historic information provided to EY was consistent with the audited financial statements of Extrafarma and that we are not aware of material developments subsequent to the date of such financial statements not informed to EY. We also agreed, among other things, to indemnify and hold EY and its employees harmless for any losses and claims arising out of any untrue statement, omissions or mistakes in the materials or information provided by us to EY.

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PROTOCOL AND JUSTIFICATION OF INCORPORAÇÃO DE AÇÕES (MERGER OF SHARES) ISSUED BY IMIFARMA PRODUTOS FARMACÊUTICOS E COSMÉTICOS S.A. BY ULTRAPAR PARTICIPAÇÕES S.A.

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PROTOCOL AND JUSTIFICATION OF INCORPORAÇÃO DE AÇÕES (MERGER OF SHARES) ISSUED BY IMIFARMA PRODUTOS FARMACÊUTICOS E COSMÉTICOS S.A. BY ULTRAPAR PARTICIPAÇÕES S.A.

ENTERED INTO THE MANAGERS OF

IMIFARMA PRODUTOS FARMACÊUTICOS E COSMÉTICOS S.A.

AND

ULTRAPAR PARTICIPAÇÕES S.A.

________________________________

DATED AS OF DECEMBER 17, 2013
________________________________

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By this private instrument, the undersigned managers of:

Imifarma Produtos Farmacêuticos e Cosméticos S.A., a closely-held corporation (sociedade anônima fechada) headquartered in the City of Belém, State of Pará, at Travessa Quintino Bocaiúva, 381, CEP 66053-240, enrolled with the Brazilian Corporate Taxpayers’ Registry of the Ministry of Finance (“CNPJ/MF”) under Nr. 04.899.316/0001-18 (“Extrafarma”), as the company which shares shall be merged; and

Ultrapar Participações S.A., a publicly-traded company (companhia aberta) headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luís Antônio, Nr. 1.343, 9th floor, Bela Vista, CEP 01317-910, enrolled with the CNPJ/MF under Nr. 33.256.439/0001-39, (“Ultrapar” and, together with Extrafarma, the “Companies”), as merging company;

WHEREAS:

(i)
On September 30, 2013, the Companies and the shareholders holding all shares of Extrafarma’s capital entered into an association agreement and other covenants (“Association Agreement”), by means of which they agreed to integrate the activities of the Companies, after certain conditions precedent were complied with, through the incorporações de ações (merger of all shares) issued by Extrafarma by Ultrapar (“Merger of Shares”);

(ii)
The Board of Family Center (Conselho de Núcleos Familiares) and the Board of Directors of Extrafarma, at meetings held on December 17, 2013, approved the terms and conditions for the implementation of the Merger of Shares;

(iii)	The Fiscal Council and the Board of Directors of Ultrapar, at meetings held on December 11, 2013, approved the terms and conditions for the implementation of the Merger of Shares; and

(iv)
The managements of the Companies believe that the Merger of Shares shall enable the strengthening of both Companies and of their growth perspectives, through (a) Ultrapar’s entry into the significant, growing Brazilian retail pharmacy sector, creating new opportunities for value generation to Ultrapar; and (b) the enhanced scale for the expansion of Extrafarma, to be boosted by increased investment capacity, by the widespread presence of Ipiranga’s service stations and Ultragaz’s resellers, and by the implementation of Ultrapar’s corporate governance and incentive systems, to the best interest of the Companies’ shareholders;

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THE PARTIES DECIDE to enter into, pursuant to Articles 224, 225 and 252 of Law Nr. 6,404/76, as amended (“Brazilian Corporate Law”), this Protocol and Justification of Merger of Shares of Imifarma Produtos Farmacêuticos e Cosméticos S.A. by Ultrapar Participações S.A. (“Protocol and Justification”), which will be subject to the approval, at Extraordinary Shareholders’ Meetings, of Extrafarma and Ultrapar shareholders, under the following terms and conditions:

1.	Reasons for and Justification of the Merger of Shares.

1.1.     As described in the preamble hereto, the purpose of the Merger of Shares is the integration of Extrafarma’s and Ultrapar’s activities, strengthening both Companies and their growth perspectives.

1.2.     The managements of the Companies believe that the Merger of Shares shall enable Ultrapar to enter the significant retail pharmacy sector, with strong potential for growth and consolidation, in association with Extrafarma, one of the leaders in its region, that has over fifty (50) years of activities in pharmaceutical distribution and renowned and recognized professionals in the sector.

1.3.     The managements of the Companies also believe that the Merger of Shares shall enable the acceleration of Extrafarma’s expansion plan, through (i) increased investment capacity, (ii) access for drugstore openings in Ipiranga’s service stations and Ultragaz’s resellers, (iii) the strengthening of Extrafarma’s experienced retail pharmacy management team, by implementing Ultrapar’s recognized mechanisms of corporate governance, incentives, and alignment of interests. We believe the combination of assets, talents and competences of the Companies will bring economic benefits to the Companies, their shareholders and consumers.

2.        Exchange Ratio, Securities to be attributed to Extrafarma’s Shareholders and Securities’ Rights.

2.1.      The exchange ratio was freely negotiated and agreed upon between the Companies, which are independent parties, and it reflects the respective assessments of the Companies and the nature of their activities included in a group of economic, operating and financial assumptions, and was established based on (i) the average price of common shares of Ultrapar over the last ten (10) BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias (“BM&FBOVESPA”) sessions immediately prior to the execution of the Association Agreement, and (ii) the price per share of Extrafarma offered by Ultrapar, deemed to be fair and equitable by the Companies’ management bodies.

2.2.     In line with the foregoing, each of the seven (7) Extrafarma’s shareholders shall receive, in exchange for the three hundred and twenty thousand (320,000) shares issued by Extrafarma held by each of them:

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(a)
one million, seven hundred and seventeen thousand and three hundred (1,717,300) common, nominative book-entry shares with no par value issued by Ultrapar, resulting in the total issuance, by Ultrapar, of twelve million, twenty one thousand and one hundred (12,021,100) new common, nominative book-entry shares with no par value (“New Shares”);

(b)
one (1) subscription warrant (“Subscription Warrants – Working Capital”) with subscription right of up to one hundred and fourteen thousand, four hundred and eighty seven (114,487) common, nominative book-entry shares with no par value issued by Ultrapar (“Warrant Shares - Working Capital”), which may result in the total subscription, by Ultrapar, of up to eight hundred and one thousand, four hundred and nine (801,409) Warrant Shares – Working Capital, as potential adjustment due to the variation of working capital and the net debt of Extrafarma as of the date of approval of the Merger of Shares by the Extraordinary Shareholders’ Meeting of Ultrapar and Extrafarma, in relation to the working capital and the net debt of Extrafarma as of December 31, 2012; and

(c)
one (1) subscription warrant (“Subscription Warrants – Indemnification” and, together with the Subscription Warrants – Working Capital, the “Subscription Warrants”) with subscription right of up to four hundred and fifty seven thousand, nine hundred and forty six (457,946) common, nominative book-entry shares with no par value issued by Ultrapar (“Warrant Shares – Indemnification” and, together with the Warrant Shares – Working Capital, the “Warrant Shares”), which may result in the total issuance, by Ultrapar, of up to three million, two hundred and five thousand, six hundred and twenty two (3,205,622) Warrant Shares – Indemnification, as potential adjustment due to the occurrence of Loss(es) subject to indemnification by Extrafarma shareholders to Ultrapar; the term “Losses” means all and any intentions and/or liabilities, losses, penalties, damages, fines, judgments, notices, injury, liens (including attachment, seizure or any type of impounding), costs and expenses (including attorneys’ fees) after the final and unappealable judicial or arbitration decisions, as well as undisputed administrative or judicial decision or the notice of Loss sent by one party to the other which was not disputed.

2.2.1.
Pursuant to this item 2.2, in case the Merger of Shares is approved, Ultrapar may issue up to sixteen million, twenty eight thousand, one hundred and thirty one (16,028,131) common, nominative book-entry shares with no par value, representing up to 2.9% of shares issued by Ultrapar, considering the issuance of the New Shares as of the date of approval of the Merger of Shares by the Extraordinary Shareholders’ Meeting of Ultrapar and Extrafarma and the issuance of Warrant Shares – Working Capital and

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Warrant Shares – Indemnification, as the Subscription Warrants – Working Capital and the Subscription Warrants – Indemnification are exercised.

2.3.     The New Shares and the Warrant Shares shall have the same rights attributed to the outstanding Ultrapar’s shares, traded at BM&FBOVESPA under the code “UGPA3”, and Extrafarma’s shareholders shall fully enjoy of all benefits, including dividends and capital compensation which may be declared by Ultrapar after the date of actual issuance of New Shares and Warrant Shares by Ultrapar.

2.4.     In the event of bonus, split or reserve split (grupamento) of common shares issued by Ultrapar after the date hereof, the number of New Shares and Warrant Shares will be increased or reduced proportionally to such bonus, split or reserve split, as the case may be.

2.5.     The New Shares shall be subject to the following trading restrictions:

(a)    seven hundred and sixty seven thousand and sixty (767,060) New Shares to be delivered to each of the Extrafarma’s shareholders shall be free to be traded immediately after the approval of the Merger of Shares by the Extraordinary Shareholders’ Meeting of Ultrapar and Extrafarma;

(b)    one hundred and ninety thousand and forty eight (190,048) New Shares to be delivered to each of the Extrafarma’s shareholders shall be released to be traded as of the date of the first (1st) anniversary of the date of approval of the Merger of Shares by the Extraordinary Shareholders’ Meeting of Ultrapar and Extrafarma;

(c)    one hundred and ninety thousand and forty eight (190,048) New Shares to be delivered to each of the Extrafarma’s shareholders shall be released to be traded as of the date of the second (2nd) anniversary of the date of approval of the Merger of Shares by the Extraordinary Shareholders’ Meeting of Ultrapar and Extrafarma;

(d)    one hundred and ninety thousand and forty eight (190,048) New Shares to be delivered to each of the Extrafarma’s shareholders shall be released to be traded as of the date of the third (3rd) anniversary of the date of approval of the Merger of Shares by the Extraordinary Shareholders’ Meeting of Ultrapar and Extrafarma;

(e)    one hundred and ninety thousand and forty eight (190,048) New Shares to be delivered to each of the Extrafarma’s shareholders shall be released to be traded as of the date of the fourth (4th) anniversary of the date of approval of the Merger of Shares by the Extraordinary Shareholders’ Meeting of Ultrapar and Extrafarma; and

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(f)    one hundred and ninety thousand and forty eight (190,048) New Shares to be delivered to each of the Extrafarma’s shareholders shall be released to be traded as of the date of the fifth (5th) anniversary of the date of approval of the Merger of Shares by the Extraordinary Shareholders’ Meeting of Ultrapar and Extrafarma.

2.5.1.	Trading restriction of the New Shares includes restriction to liens, transfer of any form, execution of any agreement or promise in relation to the New Shares within the established period.

2.6.     Subscription Warrants – Working Capital. Each of the seven (7) Subscription Warrants – Working Capital to be issued by Ultrapar as of the date of approval of the Merger of Shares by the Extraordinary Shareholders’ Meeting of Ultrapar and Extrafarma shall be exercisable within five (5) business days after the “Calculation Date”, which is the date corresponding to ten (10) business days after the preparation of Extrafarma balance sheet as of the date of approval of the Merger of Shares by the Extraordinary Shareholders’ Meeting of Ultrapar and Extrafarma and verification of net debt and working capital of Extrafarma as of such date, proportionally to the remaining Warrant Shares – Working Capital after the adjustment set forth in item 2.2(b) hereof. The Warrant Shares – Working Capital issued due to the exercise of the Subscription Warrants – Working Capital shall be subject to trading restrictions up to the sixth (6th) anniversary of the date of approval of the Merger of Shares by the Extraordinary Shareholders’ Meeting of Ultrapar and Extrafarma.

2.6.1.
In the event the adjustment set forth in item 2.2(b) is favorable to Ultrapar and the respective value thereof is higher than the market value of Warrant Shares – Working Capital based on the weighted average price of shares issued by Ultrapar over the last five (5) BM&FBOVESPA sessions immediately prior to the Calculation Date, Extrafarma’s shareholders may not exercise the respective Subscription Warrants – Working Capital and shall pay to Ultrapar the amount for such adjustment exceeding the market value of Warrant Shares – Working Capital referred to above, in Brazilian reais, within up to five (5) business days from the Calculation Date. If such adjustment is favorable to Extrafarma’s shareholders, Ultrapar shall proportionally reimburse each of Extrafarma’s shareholders in Brazilian reais, within up to five (5) business days from the Calculation Date.

2.7.     Subscription Warrants – Indemnification. Each of the seven (7) Subscription Warrants – Indemnification to be issued by Ultrapar as of the approval date of the Merger of Shares by the Extraordinary Shareholders’ Meeting of Ultrapar and Extrafarma shall be exercisable, in whole or in part, (i) in the fifth (5th) business days after the sixth (6th) anniversary of the date of approval of the Merger of Shares by the Extraordinary Shareholders’ Meeting of Ultrapar and Extrafarma (“Confirmation Date”), proportionally to the remaining Warrant Shares – Indemnification after adjustments for potential Losses to be indemnified by Extrafarma’s shareholders to Ultrapar; and (ii) after such date, whenever all and any Loss identified as notice or filing of administrative or

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judicial proceeding or extrajudicial notice not resulting in a Loss and mandatorily filed prior to the Confirmation Date occurs.

2.8.     The Subscription Warrants may not be traded or transferred by Extrafarma’s shareholders or otherwise be subject to liens or promise of trading, transfer or liens, except under the succession plan of Extrafarma’s shareholders, pursuant to the certificates of Subscription Warrants to be issued by Ultrapar as of the date of approval of the Merger of Shares by the Extraordinary Shareholders’ Meeting of Extrafarma and Ultrapar, according to Article 79 of the Brazilian Corporate Law.

2.9.     The tables below compare the political and equity advantages of shares held by Extrafarma and Ultrapar shareholders, respectively, before and after the Merger of Shares:

Rights of Extrafarma Shares before the Merger of Shares	Rights of Extrafarma Shares after the Merger of Shares
One vote per share	One vote per share
Minimum mandatory dividends of 25% of adjusted net income	Minimum mandatory dividends of 25% of adjusted net income

Rights of Ultrapar Shares before the Merger of Shares	Rights of Ultrapar Shares after the Merger of Shares
One vote per share	One vote per share
Minimum mandatory dividends of 50% of adjusted net income	Minimum mandatory dividends of 50% of adjusted net income

3.     Appraisal of Extrafarma Shares.

3.1.     Ultrapar managers appointed Ernst & Young Assessoria Empresarial Ltda., headquartered in the City of São Paulo, State of São Paulo, at Av. Presidente Juscelino Kubitschek, 1.830, Tower 2, 4th floor, enrolled with CNPJ/MF under Nr. 59.527.788/0001-31 (“Appraisal Firm”), as the specialized company responsible for the appraisal of shares issued by Extrafarma to be merged by Ultrapar as a result of the transaction described herein. The appointment described herein shall be ratified by Ultrapar’s shareholders by the Extraordinary Shareholders’ Meeting of Ultrapar resolving on the Merger of Shares.

3.2.	The Appraisal Firm prepared the economic-financial valuation report of shares issued by Extrafarma as of June 30, 2013 (“Base-Date”), by means of the future profitability method,

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based on discounted cash flows. As a result of such appraisal, considering all information and documents requested to the management of the Companies, as well as information available to the general public and the appraiser own information, as required to perform the appraisal, the Appraisal Firm delivered to Ultrapar the respective appraisal report (“Appraisal Report”).

3.3.     The Appraisal Firm and its professionals responsible for the appraisal have represented (i) not to be interested, directly or indirectly, in the Companies or in the Merger of Shares, as well as that there is no material circumstance, in connection with the Appraisal Firm, that may result in conflict of interest; and (ii) that no shareholder or manager of the Companies has (a) instructed, limited, impaired or performed any acts which has compromised or may compromise access to, the use of or the awareness of information, assets, documents or work methodologies that are material for the quality of its respective conclusions, (b) restricted, in any way, its ability to establish the conclusions provided in an independent form, or (c) established the methods used for the preparation of the Appraisal Report.

3.4.     Equity variations in Extrafarma between the Base-Date and the date in which the Merger of Shares is effective shall be accounted for by Ultrapar as equity in earnings (losses) of affiliates.

4.     Composition of Companies’ Capital.

4.1.     As of the date hereof, Extrafarma’s capital is of two million, two hundred and forty thousand reais (R$ 2,240,000.00), fully subscribed and paid up, represented by two million, two hundred and forty thousand (2,240,000) nominative common shares in the amount of one real (R$ 1.00) each. Extrafarma’s capital will not be changed as a result of the Merger of Shares.

4.2.     As of the date hereof, Ultrapar’s capital is of three billion, six hundred and ninety six million, seven hundred and seventy two thousand, nine hundred and fifty seven reais and thirty two cents (R$ 3,696,772,957.32), divided into five hundred and forty four million, three hundred and eighty three thousand, nine hundred and ninety six (544,383,996) common, nominative book-entry shares with no par value.

4.3.     In the event the Merger of Shares is approved, Ultrapar’s shareholders’ equity will be increased by six hundred and seventy five million, one hundred and seventy five thousand, fifty nine reais and one cent (R$675,175,059.01) with the issuance of New Shares, so that (a) one hundred and forty one million, nine hundred and thirteen thousand, one hundred and forty six reais and sixty eight cents (R$141,913,146.68) of which shall be allocated to capital and (b) five hundred and thirty three million, two hundred and sixty one thousand, nine hundred and twelve reais and thirty three cents (R$533,261,912.33) shall be allocated to the capital reserve. The amount of capital reserve provided for in item (b) above may be adjusted by virtue of the rules set forth in Technical Standard Nr. 15 (CPC 15 (R1)), of the Accounting Pronouncements Committee (Comitê

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de Pronunciamentos Técnicos), approved by CVM Resolution Nr. 665, dated as of August 4, 2011. After the Merger of Shares, Ultrapar capital will be of three billion, eight hundred and thirty eight million, six hundred and eighty six thousand, one hundred and four reais (R$3,838,686,104.00), divided into five hundred and fifty six million, four hundred and five thousand and ninety six (556,405,096) common, nominative book-entry shares with no par value.

4.4.     As a consequence of the Merger of Shares, all shares issued by Extrafarma will be owned by Ultrapar, and Extrafarma will be a wholly-owned subsidiary of Ultrapar.

5.     Changes to the Bylaws.

5.1.     If the Merger of Shares is approved, the wording of the caput of Article 5 of Ultrapar Bylaws will be amended in order to reflect the capital increase referred to in item 4.3 hereof, and shall be effective with the following wording:

“Article 5 - The subscribed and paid-in capital stock is three billion, eight hundred and thirty eight million, six hundred and eighty six thousand, one hundred and four reais (R$3,838,686,104.00), represented by five hundred and fifty six million, four hundred and five thousand and ninety six (556,405,096) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

Paragraph 1 - All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.

Paragraph 2 - The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.”

6.     Corporate Acts and Right to Withdraw.

6.1.     The following corporate acts shall be performed for the Merger of Shares to be effective:

(a)
Extraordinary Shareholders’ Meeting of Extrafarma to, among other subjects, approve (i) the Merger of Shares under the terms and conditions of this Protocol and Justification; and (ii) the practice, by Extrafarma managers, of acts required for the implementation of the Merger of Shares, including the subscription of shares under Ultrapar capital increase, and the effective transfer of all common shares held by Extrafarma’s shareholders to Ultrapar; and

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(b)
Extraordinary Shareholders’ Meeting of Ultrapar to, among other matters, (i) approve the Merger of Shares under the terms and conditions of this Protocol and Justification; (ii) analyze and ratify the appointment of the Appraisal Firm as the firm responsible for the appraisal of shares issued by Extrafarma to be merged into Ultrapar’s equity, as well as the preparation of the respective Appraisal Report; (iii) approve the Appraisal Report; (iv) approve Ultrapar capital increase with the issuance of New Shares; (v) approve the issuance of the Subscription Warrants; and (vi) approve the amendment to Article 5 of Ultrapar Bylaws, by virtue of the capital increase.

6.2.     Ultrapar’s and Extrafarma’s shareholders dissenting or refraining from the resolution of the Merger of Shares, or who fail to attend the relevant Extraordinary Shareholders’ Meeting, shall not have the right to withdraw, considering that (i) all Extrafarma’s shareholders have already committed upon the execution of the Association Agreement to the vote favorable to the Merger of Shares under the terms and conditions set forth herein, so there will be no Extrafarma shareholder dissenting from such resolution; and (ii) the shares issued by Ultrapar, as verified as of the date hereof, have liquidity and are distributed in the market, pursuant to Article 252, paragraph 1, combined with Article 137, item II, both from the Brazilian Corporate Law.

7.     General Provisions.

7.1.     Dependent Businesses. This Protocol and Justification is entered into under the association between Ultrapar and Extrafarma, according to information disclosed by Ultrapar in the material notice dated as of September 30, 2013. The events described herein, as well as other related matters submitted to the shareholders of the Companies at the Extraordinary Shareholders’ Meeting resolving on this Protocol and Justification and the Merger of Shares are mutually dependent legal businesses, and the Companies provide for the one legal business is not intended to be effective if the other legal businesses are not also effective.

7.2.     Equity Interests. Ultrapar has no equity interests in Extrafarma and Extrafarma has no equity interests in Ultrapar, and they are not subject to the regime provided for in Article 264 of the Brazilian Corporate Law.

7.3.     No Succession. Upon effectiveness of the Merger of Shares, Ultrapar shall not absorb the assets, rights, obligations and liabilities of Extrafarma, the legal identity of which shall be preserved, with no succession.

7.4.     Documents. This Protocol and Justification, the Appraisal Report and all other documents and information required by CVM Instruction Nr. 319, dated as of December 3, 1999, and CVM Instruction Nr. 481, dated as of December 17, 2009, are (will be) available in the websites of CVM

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(www.cvm.gov.br) and of BM&FBOVESPA (www.bmfbovespa.com.br), as well as in the headquarters of the Companies and in the website of Ultrapar (http://www.ultra.com.br).

7.5.     Submission to Authorities. The Merger of Shares was submitted to the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômico – CADE), pursuant to applicable laws, and it was approved by it on October 25, 2013, pursuant decision Nr. 1,082.

7.6.     Goodwill. In case Ultrapar has goodwill in the Merger of Shares, it may potentially amortize it on a fiscal basis, as the case may be, subject to the terms and condition of applicable rules issued by CVM and according to the Brazilian tax laws. The condition for potential use of goodwill by Ultrapar will be later analyzed by Ultrapar.

7.7.     Costs. The costs and expenses that may be incurred for the effectiveness of the Merger of Shares are estimated to be of five million reais(R$5,000,000.00), approximately four million, and three hundred thousand reais(R$4,300,000.00) of which to costs related to the engagement of legal, accounting and financial advisors and seven hundred thousand reais(R$700,000.00) of which to costs with publications and other things.

7.8.     Law. This Protocol and Justification shall be governed by and construed in accordance with Brazilian laws.

7.9.     Arbitration. Any litigations or controversies arising from or related to this Protocol and Justification and the Merger of Shares, including with respect to  the existence, validity, compliance, interpretation and termination thereof, shall be informed in writing by one party to the other(s), who shall use their best efforts in order to amicable settle them by means of direct good faith negotiations within no longer than ten (10) business days counted from the date of receipt of the communication referred to herein. Upon no agreement, such litigation or controversy (“Dispute”) will be finally settled by means of arbitration, administered by the Arbitration and Mediation Center of Brazil-Canada Commerce Chamber (“CAM-CCBC”) and in accordance with its Arbitration Rules (“CCBC Rules”) and Law Nr. 9,307/96.

7.9.1.      The arbitration court shall be comprised of three (3) arbitrators fluent in Portuguese language, verbally and in writing, one of which shall be appointed by the plaintiff(s), one of which shall be appointed by the defendant(s) and the third of which shall be appointed by the first two arbitrators, and being understood that the third arbitrator shall be the president of the arbitration court. If the two first arbitrators appointed fail to reach an agreement with respect to the appointment of the third arbitrator or if any party fails to appoint its arbitrator within the period established in CCBC Rules, such arbitrator shall be appointed by CAM-CCBC.

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7.9.2.      If the Dispute involved amounts to less than one million reais (R$ 1,000,000.00), the arbitration court shall be comprised of one (1) single arbitrator mutually appointed by the Companies or, upon lack of agreement, by CAM-CCBC.

7.9.3.      The arbitration shall be carried out in the City of São Paulo, State of São Paulo, Brazil, where the arbitration award shall be rendered and shall be conducted under secrecy and in Portuguese language. The arbitration court shall not settle the litigation based on equity rules.

7.9.4.      Any decision rendered by the arbitration court shall be deemed binding upon, final and unappealable by the Companies.

7.9.5.      The execution of the arbitration report may be pleaded to any competent courts, provided that the arbitration award shall be rendered within Brazilian territory and shall be final and unappealable, binding upon between the Companies and its successors, on any account. Solely for purposes of any correction measure or provisional measure, preventive, provisory or permanent, the Companies elect the courts of the Judicial District of São Paulo, State of São Paulo. As from the constitution of the Arbitration Court, all provisional urgency measures shall be pleaded directly to the Arbitration Court, which is hereby authorized to maintain, revoke or change such measures previously required to the Judiciary Branch.

7.9.6.      In the event this Protocol and Justification or any of the clauses hereof are deemed, by any court, to be invalid, illegal or unenforceable, the validity, legality or enforceability of this arbitration clause shall not be affected or jeopardized.

7.9.7.      Except for the attorneys’ fees, which shall be borne by each of the Companies individually, all other arbitration costs and expenses shall be borne by any of the Companies or both of the Companies, according to the determination of the arbitration court.

7.10.     Irrevocable Basis. This Protocol and Justification is irrevocable and irreversible, and the obligations assumed by the Companies herein are also binding upon their successors on any account.

7.11.     Entire Agreement. The potential statement by any court of nullity or ineffectiveness of any of the covenants included herein shall not jeopardize the validity and effectiveness of the other covenants, which shall be fully complied with, and the Companies undertake to use their best efforts in order to validly adjust such covenant to obtain the same effects of the null or ineffective covenant.

7.12.     Amendments. This Protocol and Justification may only be changed or amended by means of written instrument signed by the Companies.

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7.13.     Novation. The lack or delay of any of the Companies for the exercise of any of their rights herein shall not be deemed as waiver or novation and shall not affect the subsequent exercise of such right. Any waiver shall be effective only if specifically granted and in writing.

7.14.     Assignment. The assignment of any of the rights and obligation agreed upon herein is not permitted without the prior and express written consent of each of the Companies.

7.15.     Capacity. Each of the Companies signs this Protocol and Justification and represents: (i) to be aware of the obligations arising out of this instrument and the applicable laws hereto; (ii) that it was assisted by attorneys and that, by virtue of its daily activities in management of its respective company, it fully understands all terms and conditions herein; and (iii) not to be subject to any economic or financial exceptional need and fully assumes the charges and risks inherent to this instrument.

7.16.     Execution Instrument. This Protocol and Justification, executed in the presence of two (2) witnesses, shall constitute an extrajudicial execution instrument according to civil procedural laws (Article 585, II, of the Brazilian Code of Civil Procedure), for all legal purposes.

7.17.     Specific Performance. The Companies hereby acknowledge that (i) this Protocol and Justification constitutes an extrajudicial execution instrument for all purposes and effects of Article 632 et. seq. of the Brazilian Code of Civil Procedure; and (ii) the evidence of receipt of notice, accompanied by the documents on which it was based, shall be sufficient in order to support the specific performance of the obligation. The affirmative and negative obligations provided for herein shall be complied with within three (3) business days counted from receipt of notice which constitutes the respective Company to be in default, provided that the creditor Company may take the necessary measures (i) for the specific performance or injunction; or (ii) to obtain the equivalent practical result, by means of measures referred to in paragraph 5 of Article 461 of the Brazilian Code of Civil Procedure.

IN WITNESS WHEREOF, the Parties execute this Protocol and Justification in six (6) counterparts, same in content and form and for a single purpose, with the two undersigned witnesses identified below.

December 17, 2013.

[remainder of page intentionally left blank]

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Signature Page to the Protocol and Justification of Merger of Shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by Ultrapar Participações S.A. entered into as of December 17, 2013.

_______________________________________
ULTRAPAR PARTICIPAÇÕES S.A.
By:                                      By:
Title:                                    Title:

_______________________________________
IMIFARMA PRODUTOS FARMACÊUTICOS E COSMÉTICOS S.A.
By:
Title:

Witnesses:

1. _______________________________ Name: ID: CPF/MF:	2. _______________________________ Name: ID: CPF/MF:

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MATERIAL NOTICE

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ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Traded Company
CNPJ Nr. 33.256.439/0001-39
NIRE 35.300.109.724

MATERIAL NOTICE

MERGER OF SHARES OF EXTRAFARMA BY ULTRAPAR

São Paulo, December 19, 2013 – Ultrapar Participações S.A. (“Ultrapar”), in compliance with the provisions of Article 157, paragraph 4, of Law Nr. 6,404/76 (“Brazilian Corporate  Law”) and the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) Instruction Nr. 358, dated as of January 3, 2002 and Nr. 319, dated as of December 3, 1999, hereby informs that it shall submit to its shareholders and the shareholders of Imifarma Produtos Farmacêuticos e Cosméticos S.A., which operates under the brand Extrafarma (“Extrafarma” and, together with Ultrapar, the “Companies”), at the Extraordinary Shareholders’ Meetings of the Companies (“ESMs”) called to be held on January 31, 2014, the proposal of incorporação de ações (merger of all shares) issued by Extrafarma by Ultrapar (“Merger of Shares”), pursuant to the provisions set forth in Article 252 of the Brazilian Corporate Law, according to the following terms and conditions.

1.           Reasons for and Justification of the Merger of Shares.

As described in the material notice disclosed by Ultrapar on September 30, 2013, the purpose of the Merger of Shares is the integration of Extrafarma and Ultrapar activities, enabling Ultrapar’s entry into Brazil’s significant retail pharmacy sector, with strong growth and consolidation potential, in association with Extrafarma, one of the market leaders in the region. Extrafarma has over fifty years in pharmaceutical distribution and has renowned and recognized professionals in the sector.

The Merger of Shares shall also enable the acceleration of Extrafarma’s expansion plan, through (i) increased investment capacity, (ii) access for drugstore openings in Ipiranga’s service stations and Ultragaz’s resellers, (iii) the strengthening of Extrafarma’s experienced retail pharmacy management team, by implementing Ultrapar’s recognized mechanisms of corporate governance, incentives, and alignment of interests. These mechanisms are also expected to contribute to an efficient integration of the operations and to the development of business models increasingly attractive Extrafarma’s, Ipiranga’s and Ultragaz’s consumers, thus increasing these businesses’ differentiation potential.

The managements of the Companies believe that the combination of their assets, talents and competences will bring economic benefits to the Companies, their shareholders and consumers.

2.           Corporate and Negotiation Acts Performed.

On September 30, 2013, the Companies and the shareholders holding all shares of Extrafarma’s capital stock entered into an association agreement and other covenants (“Association Agreement”), by means of which they agreed to integrate the Companies’ activities, after certain conditions precedent are complied with, through the Merger of Shares.

The Board of Family Center (Conselho de Núcleos Familiares) and the Board of Directors of Extrafarma, at meetings held on December 17, 2013, approved the terms and conditions for the implementation of the Merger of Shares, according to the Protocol and Justification of Merger of Shares entered into by the managers of the Companies  (“Protocol and Justification”).

The Board of Directors and the Fiscal Council of Ultrapar, at meetings held on December 11, 2013, also approved the terms and conditions for the implementation of the Merger of Shares, according to the Protocol and Justification.

3.	Exchange Ratio, Securities to be attributed to Extrafarma Shareholders and Securities’ Rights.

a.	Exchange Ratio

The exchange ratio (i) was freely negotiated and agreed upon between the Companies, which are independent parties; (ii) reflects the respective assessments of the Companies and the nature of their activities included in a group of economic, operating and financial assumptions;  and (iii) was established based on (a) the average price of common shares of Ultrapar over the last ten (10) BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias (“BM&FBOVESPA”) sessions immediately prior to the execution of the Association Agreement and (b) the price per share of Extrafarma offered by Ultrapar, deemed to be fair and equitable by the Companies’ management bodies.

b.	Securities to be attributed

Each of the seven (7) Extrafarma’s shareholders shall receive, in exchange for the three hundred and twenty thousand (320,000) shares issued by Extrafarma held by each of them:

(i)
1,717,300 common, nominative book-entry shares with no par value issued by Ultrapar, resulting in the total issuance, by Ultrapar, of 12,021,100 new common, nominative book-entry shares with no par value (“New Shares”);

(ii)
1 subscription warrant (“Subscription Warrants – Working Capital”) with subscription right of up to 114,487 common, nominative book-entry shares with no par value issued by Ultrapar (“Warrant Shares - Working Capital”), which may result in the total subscription, by Ultrapar, of up to 801,409 Warrant Shares – Working Capital, as potentially adjustment due to the variation of working capital and the net debt of Extrafarma as of the date of the approval of the Merger of Shares by the ESMs, in relation to the working capital and the net debt of Extrafarma as of December 31, 2012; and

(iii)
1 subscription warrant (“Subscription Warrants – Indemnification” and, together with the Subscription Warrants – Working Capital, the “Subscription Warrants”) with subscription right of up to 457,946 common, nominative book-entry shares with no par value issued by Ultrapar (“Warrant Shares – Indemnification” and, together with the Warrant Shares – Working Capital, the “Warrant Shares”), which may result in the total issuance, by Ultrapar, of up to 3,205,622 Warrant Shares – Indemnification, as potential adjustment due to the occurrence of Loss(es) subject to indemnification by Extrafarma shareholders to Ultrapar resulting from (a) fraud, omission, errors, inaccuracies, misstatements or breach of the representation and warranties given by Extrafarma, Extrafarma shareholders to Ultrapar; (b) facts, acts and/or omission of Extrafarma or by Extrafarma shareholders prior to the date of the approval of the Merger of Shares by the ESMs; or (c) breach of the obligations assumed by Extrafarma shareholders and/or by Extrafarma in the Association Agreement. It will be understood that the term “Losses” means all and any intentions and/or liabilities, losses, penalties, damages, fines, judgments, notices, injury, liens (including attachment, seizure or any type of impounding), costs and expenses (including attorneys’ fees) after the final and unappealable judicial or arbitration decisions, as well as undisputed administrative or judicial decision or the notice of Loss sent by one party to the other which was not disputed.

Pursuant to the Protocol and Justification, in case the Merger of Shares is approved, Ultrapar may issue up to 16,028,131 common, nominative book-entry shares with no par value, representing up to 2.9% of shares issued by Ultrapar, considering the issuance of the New Shares as of the date of the approval of the Merger of Shares by the ESMs and the issuance of Warrant Shares – Working Capital and Warrant Shares – Indemnification, as the Subscription Warrants – Working Capital and the Subscription Warrants – Indemnification are totally exercised.

The New Shares and the Warrant Shares shall have the same rights attributed to the outstanding Ultrapar’s shares, traded at BM&FBOVESPA under the code “UGPA3”, and Extrafarma’s shareholders shall fully enjoy of all benefits, including dividends and capital compensation which may be declared by Ultrapar after the date of actual issuance of New Shares and Warrant Shares by Ultrapar.

In the event of bonus, split or reserve split (grupamento) of common shares issued by Ultrapar after the date of the Protocol and Justification, the number of New Shares and Warrant Shares will be increased or reduced proportionally to such bonus, split or reserve split, as the case may be.

The New Shares shall be subject to trading restrictions for the period of 5 years counted from the date of the approval of the Merger of Shares by the ESMs, according to the following terms:

(a)	767,060 New Shares to be delivered to each of the current Extrafarma’s shareholders shall be free to be traded immediately after the approval of the Merger of Shares by the ESMs; and

(b)
190,048 New Shares to be delivered to each of the current Extrafarma’s shareholders shall be released to be traded as of the date of the 1st, 2nd, 3rd, 4th and 5th anniversaries of the date of approval of the Merger of Shares by the ESMs.

Trading restriction of the New Shares includes restriction to liens, transfer of any form, execution of any agreement or promise in relation to the New Shares within the established period.

Each of the 7 Subscription Warrants – Working Capital to be issued by Ultrapar as of the date of approval of the Merger of Shares by the ESMs shall be exercisable within 5 business days after the “Calculation Date”, in the proportion of the Subscription Warrants – Working Capital remaining after the referred adjustments. The Calculation Date which is the date corresponding to 10 business days after (i) the preparation of Extrafarma’s balance sheet as of the date of approval of the Merger of Shares by the ESMs and (ii) the verification of net debt and working capital of Extrafarma existing as of the date of the approval of the Merger of Shares by the ESMs. The Warrant Shares – Working Capital issued due to the exercise of the Subscription Warrants – Working Capital shall be subject to trading restrictions up to the 6th anniversary of the date of approval of the Merger of Shares by the ESMs. In the event the adjustment set forth above is favorable to Ultrapar and the respective value thereof is higher than the market value of Warrant Shares – Working Capital based on the weighted average price of shares issued by Ultrapar over the last 5 BM&FBOVESPA sessions immediately prior to the Calculation Date, Extrafarma’s shareholders may not exercise the respective Subscription Warrants – Working Capital and shall pay to Ultrapar the amount for such adjustment exceeding the market value of Warrant Shares – Working Capital referred to above, in Brazilian reais, within up to 5 business days from the Calculation Date. If such adjustment is favorable to Extrafarma shareholders, Ultrapar shall proportionally reimburse each of Extrafarma’s shareholders in Brazilian reais, within up to 5 business days from the Calculation Date.

Each of the 7 Subscription Warrants – Indemnification to be issued by Ultrapar as of the date of the ESMs shall be exercisable, in whole or in part, (i) in the 5th business day after the 6th anniversary of the date of approval of the Merger of Shares by the ESMs (“Confirmation Date”), proportionally to the remaining Warrant Shares – Indemnification after adjustments for potential Losses to be indemnified by Extrafarma’s shareholders to Ultrapar that has occurred until such date; and (ii) after the Confirmation Date, whenever all and any Loss, that prior to the Confirmation Date has been identified by the Companies and by Extrafarma’s shareholders by means of notice or by filing of administrative or judicial proceeding or extrajudicial notice, but that has not effectively occurred  until such date.

The Subscription Warrants may not be traded or transferred by Extrafarma’s shareholders or otherwise be subject to liens or promise of trading, transfer or liens, except under the succession plan of Extrafarma’s shareholders.

c.	Rights of the securities

The political and equity advantages of the shares issued by Extrafarma and Ultrapar, described below, will not be amended as a consequence of the Merger of Shares:

Rights of Extrafarma shares	Rights of Ultrapar shares
One vote per share.	One vote per share.
Minimum mandatory dividends of 25% of adjusted net income.	Minimum mandatory dividends of 50% of adjusted net income.
Right of capital reimbursement in case of liquidation of the company, without preemptive right.	Right of capital reimbursement in case of liquidation of the company, without preemptive right.
Tag-along rights not applicable	Tag-along rights at 100% of the sale price of the shares held by members of the controlling shareholders or group of shareholders.
Right to participate in mandatory tender offer, not applicable.
Right to participate in mandatory tender offer to 100% of the company's shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holders of 20% of the company's shares, excluding treasury shares, by the highest price per share paid by the buyer in the previous six months, adjusted by the Selic rate.

4.           Appraisal Criterion of Extrafarma Shares.

For the purposes of the capital increase of Ultrapar, as a consequence of the Merger of Shares, pursuant to the Article 226 and in accordance with the Article 8, both from the Brazilian Corporate Law, Extrafarma’s shares to be merged by Ultrapar were appraised by Ernst & Young Assessoria Empresarial Ltda., headquartered in the City of São Paulo, State of São Paulo, at Av. Presidente Juscelino Kubitschek, 1.830, Tower 2, 4th floor, enrolled with Brazilian Corporate Taxpayers’ Registry of Ministry of Finance (“CNPJ/MF”) under Nr. 59.527.788/0001-31 (“Appraisal Firm”), which prepared the economic-financial valuation report of shares issued by Extrafarma as of June 30, 2013 (“Base-Date”), by means of the future profitability method, based on discounted cash flows. As a result of such appraisal, considering all information and documents requested to the management of the Companies, as well as information available to the general public and the appraiser own information, as required to perform the appraisal, the Appraisal Firm issued the appraisal report (“Appraisal Report”). The appointment of the Appraisal Firm is subject to ratification by Ultrapar shareholders at the Extraordinary

Shareholders’ Meeting resolving on the Merger of Shares.

The Appraisal Firm and its professionals responsible for the appraisal have represented (i) not to be interested, directly or indirectly, in the Companies or in the Merger of Shares, as well as that there is no material circumstance, in connection with the Appraisal Firm, that may result in conflict of interest; and (ii) that no shareholder or manager of the Companies has (a) instructed, limited, impaired or performed any acts which has compromised or may compromise access to, the use of or the awareness of important information, assets, documents or work methodologies that are material for the quality of its respective conclusions, (b) restricted, in any way, its ability to establish the conclusions provided in an independent form, or (c) established the methods used for the preparation of the Appraisal Report.

Equity variations in Extrafarma between the Base-Date and the date in which the Merger of Shares is effective shall be accounted for by Ultrapar as a result of equity in earnings (losses) of affiliates.

5.	Composition of Companies’ Capital.

As of the date hereof, Extrafarma’s capital is of R$ 2,240,000.00, fully subscribed and paid up, represented by 2,240,000 nominative common shares in the amount of R$ 1.00 each. Extrafarma’s capital will not suffer any changes after the Merger of Shares.

As of the date hereof, Ultrapar capital is of R$ 3,696,772,957.32, divided into 544,383,996 common, nominative book-entry shares with no par value. In the event the Merger of Shares is approved, Ultrapar shareholders’ equity will be increased by R$ 675,175,059.01 with the issuance of 12,021,100 new shares, so that (i) R$ 141,913,146.68 of which shall be allocated to capital stock and (ii) R$ 533,261,912.33 shall be allocated to capital. After the Merger of Shares, Ultrapar capital will be of R$ 3,838,686,104.00, divided into 556,405,096 common, nominative book-entry shares with no par value. The amount of capital reserve provided for in item (ii) above may be adjusted by virtue of the rules set forth in Technical Standard Nr. 15 (CPC 15 (R1)), of the Accounting Pronouncements Committee (Comitê de Pronunciamentos Técnicos), approved by CVM Resolution Nr. 665, dated as of August 4, 2011. In addition, the Merger of Shares also provides for the issuance of subscription warrants  that, if exercised, may lead to the issuance of up to 4,007,031 shares in the future, pursuant to the Protocol and Justification.

As a consequence of the Merger of Shares, all shares issued by Extrafarma will be owned by Ultrapar, and Extrafarma will be a wholly-owned subsidiary of Ultrapar.

6.           Right to Withdraw.

Ultrapar’s and Extrafarma’s shareholders dissenting or refraining from the resolution of the Merger of Shares, or who fail to attend the relevant Extraordinary Shareholders’ Meeting, shall not have the right to withdraw, provided that (i) all Extrafarma’s shareholders have already committed upon the execution of the Association Agreement to the vote favorable to the Merger of Shares under the terms and conditions set forth in the Protocol and Justification, so there will be no Extrafarma shareholder dissenting from such resolution; and (ii) the shares issued by Ultrapar, as verified as of the date hereof, have liquidity and are distributed in the market, pursuant to Article 252, paragraph 1, combined with Article 137, item II, both from the Brazilian Corporate Law.

7.         Other Information.

Ultrapar has no ownership interests in Extrafarma and Extrafarma has no ownership interests in Ultrapar; therefore, they are not subject to the regime provided for in Article 264 of the Brazilian Corporate Law.

Upon effectiveness of the Merger of Shares, Ultrapar shall not absorb the assets, rights, obligations and liabilities of Extrafarma, the legal identity of which shall be preserved, with no succession.

Banco Morgan Stanley S.A. was hired by the management of Ultrapar to prepare a fairness opinion, issuing the opinion that the price for the Merger of Shares is fair to Ultrapar in a financial point of view (“Fairness Opinion”). Such opinion was disclosed to the shareholders according to the terms established below.

The Protocol and Justification, the Appraisal Report, the Fairness Opinion and all other documents and information required by CVM Instruction Nr. 319, dated as of December 3, 1999, and CVM Instruction Nr. 481, dated as of December 17, 2009, are available in the websites of CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br), as well as in the headquarters of the Companies and in the website of Ultrapar (http://www.ultra.com.br).

The Merger of Shares was submitted to the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômico – CADE), pursuant to applicable laws, and it was approved by it on October 25, 2013, pursuant to the decision Nr. 1,082.

In case Ultrapar has goodwill in the Merger of Shares (“Goodwill”), it may amortize it on a fiscal basis, as the case may be, subject to the terms and conditions of applicable rules issued by CVM and according to the Brazilian tax laws. The conditions for potential use of Goodwill by Ultrapar will be later analyzed by the management of Ultrapar.

The costs and expenses that may be incurred for the effectiveness of the Merger of Shares are estimated to be of R$ 5,000,000.00, approximately R$ 4,300,000.00 of which to costs related to the engagement of legal, accounting and financial advisors and R$ 700,000.00 of which to costs with publications and other things.

São Paulo, December 19, 2013.

André Covre
Chief Financial Officer and Investors Relations Officer
Ultrapar Participações S.A.

ECONOMIC-FINANCIAL VALUATION REPORT OF IMIFARMA PRODUTOS FARMACÊUTICOS E COSMÉTICOS S.A., PREPARED BY ERNST & YOUNG ASSESSORIA EMPRESARIAL LTDA.

81

Item 9

Ultrapar Participacoes S.A.

Economic-Financial Valuation Report of Imifarma Produtos
Farmaceuticos e Cosmeticos S.A., as of June 30, 2013

December 06, 2013

Reliance Restricted
                                                                               1

                                      Ernst & Young Assessoria Empresarial Ltda.
                                       Av. Presidente Juscelino Kubitschek, 1830
                                                            Torre 2 -- 4o. andar
                                                    04543-900 -- Sao Paulo -- SP
                                                     Telephone: +55 11 2573-3086
                                                           Fax: +55 11 2573-5499
                                                                   www.ey.com.br

Reliance Restricted                                  Sao Paulo, 06 December 2013

To Ultrapar Participacoes S.A. Board of Directors

Ultrapar Participacoes S.A.
Av. Brigadeiro Luis Antonio, 1343
Sao Paulo -- SP

Dear Sirs,

As agreed in our Engagement Letter, Ernst & Young Assessoria Empresarial Ltda.
("EY") is pleased to present this economic financial valuation report of
Imifarma Produtos Farmaceuticos e Cosmeticos S.A ("Company" or "Extrafarma"),
as of June 30, 2013.

This report's purpose is to provide the management ("Management") and shareholders of Ultrapar Participacoes S.A. ("Ultrapar") with an estimate of the economic financial value of Extrafarma, in order to support the Company value at the Ultrapar Shareholders' Meeting, in accordance with the requirements of Articles 8 and 252 of the Corporate Law and Article 5 of
Normative Instruction CVM 319.

EY allows the disclosure of this economic and financial valuation report to any person who requests it due to legal or regulatory requirements or determination related to this possible transaction, in which case the report shall be disclosed in its entirety.

It is important to highlight that no audit procedures have been applied to the information provided by the Management. In addition, our recommendations and calculations presented in this report are based on industry market expectations and on the macroeconomic conditions prevailing as at the reference date of this report. These expectations and conditions can be different in the future and consequently impact the assessed Company's operations.

Our review was based on the best available information and estimates. EY had access to all information and performed all the necessary analyses that it deemed necessary, and we consider that the information and analyses used in the preparation of this report are consistent. However, as any projection is subject to risks and uncertainties, actual results may present differences when compared to the projections.

We appreciate the opportunity to collaborate with Ultrapar and the attention of its executives and employees during the execution of this work.

This report is an English version of the Portuguese report "Laudo de
Avaliacao Economico Financeira da Imifarma Produtos Farmaceuticos e
Cosmeticos S.A." dated December 6, 2013. In case of any doubt, the report in
Portuguese must be considered the official one.

Sincerely,

/s/ Sergio B. Dutra de Almeida                  /s/ Andria de Brito Fuga
------------------------------                  ------------------------
Sergio B. Dutra de Almeida                      Andria de Brito Fuga
Partner                                         Partner - Independent Reviewer

---------------------------
Felipe Miglioli
Executive Senior Manager
                                                                               2

Summary

1.  Executive Summary                                                      4
                            1.1 General Considerations                     5
                            1.2 Valuation Summary                          7
2.  Appraiser's Information                                               10
                            2.1 EY                                        11
                            2.2 The EY Quality Process                    12
                            2.3 The team responsible for the Valuation    13
                            2.4 Credentials                               16
3.  Macroeconomic Overview                                                17
4.  Market Analysis                                                       19
5.  Company Overview                                                      24
                            5.1 Extrafarma Business Description           25
                            5.2 Historical Financial Information          26
                            5.3 Projected Financial Information           27
6.  Extrafarma Valuation                                                  35
                            6.1 Valuation Methodology Overview            36
                            6.2 Discounted Cash Flow (DCF) Implementation 37
7.  Conclusion                                                            39
8.  Appendix                                                              41
                            A.  Statement of Limiting Conditions          42
                            B.  Main Valuation Approaches                 44
                            C.  Discount Rate Derivation                  46
                            D.  Selected Peer Companies                   48
9.  Exhibits                                                              50
                                                                               3

Terms and Definitions

| | |
|---|---|
| BACEN | *Banco Central do Brasil* (Central Bank of Brazil) |
| BR GAAP | Brazilian Generally Accepted Accounting Principles |
| BRL or R$ | Brazilian Currency (Real) |
| CAGR | Compound Annual Growth Rate |
| CAPEX | Capital Expenditures |
| CAPM | Capital Asset Pricing Model |
| Client | Ultrapar Participações S.A. |
| Company | Imifarma Produtos Farmacêuticos e Cosméticos S.A. |
| COPOM | *Comitê de Políticas Monetárias* (Brazilian Monetary Policy Committee) |
| CPC | *Comitê de Pronunciamentos Contábeis* (Committee of Accounting Pronouncements) |
| CPI | U.S. Consumer Price Index |
| CSLL or CS | *Contribuição Social Sobre o Lucro Líquido* (Social Contribution on Net Profit) |
| CVM | *Comissão de Valores Mobiliários* (Brazilian Securities Commission) |
| DCF | Discounted Cash Flow |
| EBIT | Earnings Before Interest and Taxes |
| EBITDA | Earnings Before Interest, Taxes, Depreciation and Amortization |
| EBT | Earnings Before Taxes |
| EV | Enterprise Value |
| EY | Ernst & Young Assessoria Empresarial Ltda. |
| GDP | Gross Domestic Product |
| GS | Gross Sales |
| IBGE | *Instituto Brasileiro de Geografia e Estatística* (Brazilian Institute of Geography and Statistics) |
| IGP-M | *Índice Geral de Preços – Mercado* (Brazilian General Price Index – Market) |
| IPCA | *Índice de Preços ao Consumidor Amplo* (Brazilian Official Index Price) |

Reliance Restricted 2

Terms and Definitions

BACEN      Banco Central do Brasil (Central Bank of Brazil)
BR GAAP    Brazilian Generally Accepted Accounting Principles
BRL or R$  Brazilian Currency (Real)
CAGR       Compound Annual Growth Rate
CAPEX      Capital Expenditures
CAPM       Capital Asset Pricing Model
Client     Ultrapar Participacoes S.A.
Company    Imifarma Produtos Farmaceuticos e Cosmeticos S.A.
COPOM      Comite de Politicas Monetarias (Brazilian Monetary Policy Committee)
CPC        Comite de Pronunciamentos Contabeis (Committee of Accounting Pronouncements)
CPI        U.S. Consumer Price Index
CSLL or CS Contribuicao Social Sobre o Lucro liquido (Social Contribution on Net Profit)
CVM        ComisSao de Valores Mobiliarios (Brazilian Securities Commission)
DCF        Discounted Cash Flow
EBIT       Earnings Before Interest and Taxes
EBITDA     Earnings Before Interest, Taxes, Depreciation and Amortization
EBT        Earnings Before Taxes
EV         Enterprise Value
EY         Ernst & Young Assessoria Empresarial Ltda.
GDP        Gross Domestic Product
GS         Gross Sales
IBGE       Instituto Brasileiro de Geografia e Estat[]stica (Brazilian Institute of Geography and Statistics)
IGP-M      Indice Geral de Precos -- Mercado (Brazilian General Price Index -- Market)
IPCA       Indice de Precos ao Consumidor Amplo (Brazilian Official Index Price)
                                                                               4

IRPJ or IR     Imposto de Renda de Pessoa Juridica (Income Tax)
LTM            Last Twelve Months
Management     Refers to Ultrapar management, when not specified
NFY            Next Fiscal Year
NOPAT          Net Operational Profit After Tax
NS             Net Sales
Reference Date June 30, 2013
Report         This report dated December 06, 2013
Selic          Sistema Especial de Liquida[][]o e Cust[]dia (Brazilian Base Interest Rate)
USD or US$     American Currency (US Dollar)
WACC           Weighted Average Cost of Capital
                                                                               5

## 1. Executive Summary

1.1 General Considerations .......... 5
1.2 Valuation Summary .......... 7

Reliance Restricted 4

1.  Executive Summary
                      1.1 General Considerations 5
                      1.2 Valuation Summary      7
                                                                               6

1. Executive Summary

1.1 General Considerations

This report's purpose is to provide the Management and shareholders of Ultrapar with an estimate of the economic financial value of Extrafarma, to support the
Company value at the Ultrapar Shareholders' General Meeting, in accordance with the requirements of Articles 8 and 252 of the Corporation Law and Article 5 of
the Normative Instruction CVM 319. To reach this purpose, certain procedures were applied, always based on historical facts and economic and market perspectives prevailing as of June 30, 2013.

EY prepared an economic financial valuation of 100% of Extrafarma shareholders'
equity, as of June 30, 2013, based on the Discounted Cash Flow (DCF)
methodology, adjusted for non-operating assets and liabilities of Extrafarma on the reference date.

The information presented in this valuation report was based on Extrafarma's audited financial statements, which were further corroborated with management information related to Extrafarma, provided by its management, information available to the general public, and further, on analyses performed by EY, as well as its experience in the sector.

Neither Extrafarma's nor Ultrapar's shareholders or management (i) directed, limited, difficulted or practiced any acts that have or may have compromised access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of the respective conclusions, (ii)
restricted in any way, our ability to determine the conclusions presented independently, and (iii) determined the methodologies used by our team for the preparation of Extrafarma's valuation.

Furthermore, it is important to mention that neither EY, nor any partner and /
or professional who participated in this project have any interest, direct or indirect, in Extrafarma or Ultrapar. The estimated fees for the execution of this work are not based on and not related to the values herein reported.

This report and its conclusions are not recommendations of EY with respect to the acceptance by the shareholders of Extrafarma or Ultrapar of the proposal that Ultrapar will present or recommendations to Extrafarma or Ultrapar shareholders relating to the exchange proposal that will be presented to them.
Each shareholder must reach his/her own conclusions about the appropriateness and acceptance of offers.
                                                                               7

1. Executive Summary

General Considerations about the use and distribution of this valuation report

This document and the opinions and conclusions contained herein are for the use of Ultrapar. Thus, Ultrapar and its related parties may not distribute this document to other parties, except under the following conditions:

[] EY should be notified regarding any distribution of this valuation report, which should be previously approved, unless for the purpose of regulatory or legal requirements;

[] This valuation report should not be distributed in parts;

[] EY authorizes the dissemination and display of this valuation report to
Ultrapar managers and shareholders, to its assistants, to the Brazilian
Securities Commission (CVM), to the Sao Paulo Stock Exchange (BM & FBovespa), to
the Securities and Exchange Commission (SEC) and the New York Stock Exchange
(NYSE), being Ultrapar's responsibility to make it available on its website and on the CVM website for purposes of requirements of current regulations.
                                                                               8

1. Executive Summary

1.2 Valuation Summary

Purpose and scope of work

Considering the context of our work, its objective is to provide an estimate of the economic- financial value of Extrafarma, to support the Company value at the
Ultrapar Shareholders' Meeting, in accordance with the requirements of Articles
8 and 252 of the Corporation Law and Article 5 of Normative Instruction CVM 319.

For the calculation of Extrafarma's estimated economic-financial value, the following procedures were considered:

[] Interviews with Ultrapar and Extrafarma management, to clearly understand the nature and history of the business, including historical financial performance, future growth prospects, business plans, estimates of future performance, assumptions and fundamentals for these estimates, as well as factors that may affect the Company planning;

[] Analyses of industry, competition and economic environment in which the
Company operates, as well as the position which it occupies in the market and the performance registered in comparison to competitors or similar businesses, to identify future prospects for growth and profitability;

[] Inclusion of adjustments to the historical financial statements for certain non-operating or non-recurring expenses that may be considered irrelevant by an investor when analyzing the permanent expenses of the Company's operation;

[] Verification that factors that may affect the business in the future were properly considered, and evaluation of the global internal consistency of the assumptions and hypotheses established;

[] Projection of the Company's financial statements (Income Statement and Cash
Flows) based on the information extracted from the financial statements provided by the Company, experiences acquired during meetings and discussions with
Ultrapar and Extrafarma management, public information, EY experience in the sector in which the Company operates and market analyses, that EY considers consistent, relevant and appropriate;

[] Estimated value through the Discounted Cash Flow (DCF ) methodology;

[] Discount rate calculation that reflects the Company's and its industry's risks used to estimate the net present value of the cash flows and perpetuity;

[] The scope of this work does not include any type of audit procedures; however this work is based, among other information, on audited financial statements of the Company and the due diligence reports prepared by EY regarding the Company.
                                                                               9

1. Executive Summary

General Assumptions

[] Reference date: June 30, 2013;

[] Value of Standard(1): the Extrafarma  estimated economic-financial value was based on the concept/value of standard by which the participation in a company can be negotiated between interested parties, knowledgeable of the business and independent one from another, with the absence of factors that pressure the transaction settlement or that characterize a compulsory transaction;

[]
Methodology: Income Approach -- Discounted Cash Flow;

[] Projected Period: 9 years and 6 months, from July 1, 2013 to December 31,
2022 and perpetuity;

[] Currency: Free Cash Flows were projected in Brazilian Reais (BRL) in nominal terms (considering the impact of inflation);

[] Discount rate: 12.0% in Brazilian Reais (BRL) in nominal terms according to
WACC methodology(2). It is noteworthy that for sensibility purposes of
Extrafarma's economic financial value, a variation of +/- 0.2% was considered in the WACC calculation;

[] Adjustments: Non-operating Assets and Liabilities were not considered in the cash flow projections and were treated separately and added/subtracted from the present value of the cash flows and perpetuity, impacting Extrafarma's equity value;

[] Specific assumptions: the projections are based on the information extracted from the financial statements provided by the Company, experiences acquired during meetings and discussions with Ultrapar and Extrafarma management, public information, EY experience in the sector in which the Company operates and market analyses, that EY considers consistent, relevant and appropriate;

[] Perpetuity discount rate: a real growth rate of 0.5% was projected, based on the long- term vegetative population growth rate (IBGE), plus long-term inflation of 5.2% (IPCA).
----------
(1) Source: CPC.
(2) See Appendix C.
                                                                              10

1. Executive Summary

## Estimate of the economic-financial value for Extrafarma

Based on the information received and analysis performed, our valuation resulted in an estimate value range between BRL 1,068 million (one billion and sixty-eight million Reais) and BRL 1,170 million (one billion, one hundred and seventy million Reais), for 100% of Extrafarma's capital, as of June 30, 2013, as follows:

| Estimated Economic-Financial Value (BRL million) | Range of Values * | | |
|---|---|---|---|
| | Minimum | Base Case | Maximum |
| Present Value of Cash Flow | 269 | 273 | 276 |
| Present Value of Perpetuity | 936 | 982 | 1,031 |
| = Enterprise Value | 1,206 | 1,255 | 1,307 |
| (+) Net non operating assets and liabilities | 8 | 8 | 8 |
| (-) Net Debt | (145) | (145) | (145) |
| = Equity Value | 1,068 | 1,117 | 1,170 |
| **Implied Multiples - EV/SALES** | | | |
| Extrafarma** | 0.9x | 0.9x | 1.0x |
| Selected Peer Companies*** | 1.0x | 1.0x | 1.0x |
| **Implied Multiples - EV/EBITDA** | | | |
| Extrafarma** | 12.6x | 13.1x | 13.6x |
| Selected Peer Companies*** | 15.3x | 15.3x | 15.3x |

Source: EY / Extrafarma Financial Statements / Capital IQ
(*) Value range based on the variation of +/- 0.2 p.p. in the calculated WACC of 12.0%, as shown in Exhibit B.
(**) Based on net sales and EBITDA estimated for 2014.
(***) Based on the average of peer companies[3]. Exhibit C.

### Value Estimation (Base Case)
(BRL million)

273
982
1,255
(137)
1,117
PV of Cash Flow
PV of Perpetuity
Enterprise Value
Non-operating adjustments
Equity Value

Source: EY

[4] See Exhibit C.

Reliance Restricted 9

                               [GRAPHIC OMITTED]

The values obtained by DCF method are relevant in the following context of the planned transaction:

[] The profitability assumptions and value are in line with the historical data and the market where the Company operates and are consistent with financial indicators(4) of the peer companies;

[] The drivers for valuation are consistent with the Company's size and long-term expected growth, on a stand-alone basis;

[] The DCF methodology is the one that best reflects the value of the investment, based on future profitability (the Income Approach).

This estimated value does not consider possible contingencies, insufficient, or active or unexpected assets or liabilities that are not registered in Company's balance sheet. As a result, the presented results do not consider their effect, in case it exists.
----------
(3) Peer companies' multiples were based on the market values of the selected companies as of June 30, 2013. Estimated sales and EBITDA of these companies were based on information from industry analysts (BB Banco de Investimento,
Bradesco S.A., BTG Pactual, Espirito Santo). Source: Capital IQ.
(4) See Exhibit C.
                                                                              11

2. Appraiser's Information

2.1 EY                                 11
2.2 The EY Quality Process             12
2.3 The team responsible for Valuation 13
2.4 Credentials                        16
                                                                              12

2. Appraiser's Information

2.1 EY

History

This report was prepared by EY, a company linked to EY Global Network, one of the global leading audit, consultancy and business advisory company, resulting from the merger of accounting and advisory offices that have emerged in the
United States in early 1900s.

The history of EY began in the early of twentieth century in the United States.
In 1906, the Scotsman, Arthur Young, opened in Chicago an accounting firm in charge of British companies business, creating the Arthur Young & Co.
Meanwhile, in Cleveland, a small accounting office named Ernst & Ernst, founded by brothers AC and Theodore Ernst in 1903, was already operating. In the following years, both accounting firms acquired other accounting offices and opened new branches.

In 1979, the international relation initiated by A. C. Ernst culminated in the merger with the British firm Whinney Murray & Co., creating a global company,
Ernst & Whinney.

In 1989 , Ernst & Whinney merged with Arthur Young , creating Ernst & Young, the company that current operates in over 140 countries and has 175 thousands employees.

In Brazil, EY has about five thousand employees.

TAS -- Transaction Advisory Services

EY's department of Transaction Advisory Services (TAS) provides services and financial solutions related to Mergers and Acquisitions, Project Finance, Real
Estate, Advisory Services, Financial Strategy, Transactions Support (Due
Diligence), Fixed and Intangible assets appraisals, Valuation and Business
Modelling services.

EY's Valuation and Business Modelling unit of the TAS department was responsible for the economic and financial valuation of Extrafarma.
                                                                              13

2. Appraiser's Information

2.2 The EY Quality Process

The reviewing process in EY is insightful and consists of several steps, in which qualified professionals of all hierarchical levels, that participated and did not participate in the work, are engaged.

Specifically in the Valuation & Business Modeling unit, responsible for
Extrafarma economic and financial valuation, all the businesses models /
spreadsheets and valuation report go through reviewing process that is initiated by the Manager responsible for the project. After the Manager approval, all the information is reviewed again by a Senior Manager. Then, there is an independent review of a Partner. The last step of the process refers to the review and approval of the Partner responsible for the project.
                                                                              14

2. Appraiser's Information

2.3 The team responsible for the Valuation

Our approach considers that the human element is fundamental to reach the established goals. Thus, we seek to create a team with experience in the industry that Extrafarma operates.

The project was led by professionals with experience in the TAS departments of
Business Valuation, Financial Advisory and Corporate Finance at EY.

Our team leader was Mr. Sergio B. D. de Almeida, the partner responsible for the Valuation & Business Modeling unit in the TAS department at EY that coordinated the project as a whole.

The independent review was performed by Mrs. Andria de Brito Fuga, Partner also responsible for the Valuation & Business Modeling unit in the TAS department at EY.

The responsible for implementing the services was Mr. Felipe Miglioli,
Executive Senior Manager of the Valuation & Business Modeling unit in the TAS department at EY.

[] Sergio B. D. de Almeida (sergio.almeida@br.ey.com) -- Partner

EY Valuation team leader, he is responsible for executing financial projects for middle market and global clients.

He manages and supervises a team of approximately 100 professionals in four markets (Sao Paulo, Rio de Janeiro, Belo Horizonte and Recife). He has
experience in business valuations for tax purposes, mergers and acquisitions, strategic, financial and operating analysis, economic feasibility projects, intangible assets valuation and advising on corporate restructuring processes involving CVM (Brazilian Securities Commission), ANEEL (National Agency of
Electric Energy), among other supervising entities. The Partner Sergio Almeida has been working for EY Valuation & Business Modeling group for 15 years.

He has a Master of Business Administration from EAESP / FGV (School of Business
Administration of Sao Paulo / Funda[][]o Get[]lio Vargas), a title of
Executive MBA in Finance (IBMEC / SP - Brazilian Institute of Capital Markets),
and he is graduated in Business Administration from Universidade Estadual do
Rio de Janeiro (UERJ).

He participated in several specialization training programs, such as American
Society of Appraisers (ASA) 1, 2, 3 and 4, Private Equity Valuation Reviews by
ASA, Advanced Management Business Certificate (Harvard Business Publishing
2010), and Americas Partner and Principals Meeting (Atlanta 2010), Americas New
Partner and Principals Meeting (Boca Raton 2009) and Conference and Training
Section in Washington (V & BM Manager Senior 2005).
                                                                              15

2. Appraiser's Information

[] Andria de Brito Fuga (andrea.fuga @br.ey.com) -- Partner Independent
Reviewer

EY Valuation team leader, she is responsible for executing financial projects for middle market and global clients.

Partner of the Capital Transformation group in the Transaction Advisory
Services unit at EY, she has an extensive experience in economic valuations and companies' mergers and acquisitions processes.

She leads projects of economic valuations with the purpose to support accounting records, tax proceedings, corporate restructurings, public offerings and companies' transactions.

Specialist coordinator of the review of economic valuations used in financial reports related to the fair value of investments, biological and intangible assets as well as assets impairment tests.

Elaborated several studies of feasibility analysis, financial modeling and business plan, involving ongoing and greenfield businesses.

She also participated in consulting projects related to capital structure and maximizing shareholder equity value, and litigation processes related to economic valuations or M & A.

Coordinated processes in M & A advisory services, including the search for potential investors preparation of Information Memoranda, previous contacts and subsequent negotiation of price, terms and transaction agreements.

The main clients are consumer products, sugarcane, forestry, food and beverage, and services sectors.

Developed and led several trainings related to economic valuations of companies and assets.

Throughout her career, Andrea has developed experience in financial institutions and global consulting and audit companies.

Graduated in Public Administration from Funda[][]o Get[]lio Vargas (SP,
Brazil), Andrea holds an MBA in Finance and Strategy from Simon Graduate School of Business at the University of Rochester (NY).
                                                                              16

2. Appraiser's Information

[] Felipe Miglioli (felipe.miglioli@br.ey.com) -- Executive Senior Manager

Executive Senior Manager of Valuation & Business Modelling practice (V & BM) of the Transaction Advisory Services at EY.

He is focused on companies economic and financial valuation projects for mergers and acquisitions, joint ventures, feasibility analysis of new projects, corporate restructuring processes involving the CVM and valuation of intangible assets for accounting purposes (IFRS and U.S. GAAP).

The main clients are pharmaceutical, retail and consumer goods, healthcare, services, oil & gas sectors, media industry, among others.

Felipe has M & A experience in the following industries: retail, real estate, education, technology.

Graduated in Business Administration from Universidade Presbiteriana Mackenzie, he has an Executive MBA in Finance from Insper - Institute of Education and
Research.

Felipe also participated in specialization courses of business valuation, valuation of intangible assets and Private Equity Valuation Reviews by the
American Society of Appraisers (ASA) and International Institute of Business
Valuers (IIBV) .

[] Daniel de Oliveira Fernandes (daniel.o.fernandes@br.ey.com) -- Manager

Manager of Valuation & Business Modelling (V & BM) practice of the Transaction
Advisory Services group at EY.

He is focused on companies economic and financial valuation projects for mergers and acquisitions, analysis of economic viability projects, processes of administrative and financial restructuring.

Graduated in Business Administration from Funda[][]o Get[]lio Vargas
(FGV-EAESP), he has an MBA in Economic and Financial Management from FGV.

Daniel participated in specialized business valuation courses performed by
Apimec, American Society of Appraisers (ASA) and International Institute of
Business Valuers (IIBV).
                                                                              17

2. Appraiser's Information

2.4 Credentials

The TAS department at EY provided services to clients from various sectors, confirming its technical capability.

As our main services provided, we highlight the following: Economic and
Financial Valuation, Privatization, Equity valuation, Financial Advisory,
Mergers & Acquisitions and Real Estate Advisory.

Among some of the companies we provided services is important to mention:

        Client               Industry               Service Provided            Year
Ache Laboratorios
Farmaceuticos             Pharmaceutical      Economic-Financial Valuation      2003
------------------------- -------------- -------------------------------------- ----
Ambev                        Beverage    Several Economic-Financial Valuations  2013
------------------------- -------------- -------------------------------------- ----
                             Consumer
Botic[]rio                                     Economic-Finacial Advisory       2013
                             Products
------------------------- -------------- -------------------------------------- ----
Bunge                         Several    Several Economic-Financial Valuations  2013
------------------------- -------------- -------------------------------------- ----
Daiichi Sankyo Brasil     Pharmaceutical      Economic-Financial Valuation      2011
Farmac[]utica
------------------------- -------------- -------------------------------------- ----
                                            Economic-Financial Valuation for
Dixie Toga                    Packing                                           2010
                                         Public Offering for Shares Acquisition
------------------------- -------------- -------------------------------------- ----
Eurofarma                 Pharmaceutical      Economic-Financial Valuation      2011
------------------------- -------------- -------------------------------------- ----
Galderma Pharma S. A.     Pharmaceutical      Economic-Financial Valuation      2013
------------------------- -------------- -------------------------------------- ----
Gereral Mills                   Food          Economic-Financial Valuation      2012
------------------------- -------------- -------------------------------------- ----
General Eletric do Brasil     Several    Several Economic-Financial Valuations  2013
------------------------- -------------- -------------------------------------- ----
International Paper       Pulp and Paper Several Economic-Financial Valuations  2012
------------------------- -------------- -------------------------------------- ----
Johnson & Johnson         Pharmaceutical      Economic-Financial Valuation      2013
------------------------- -------------- -------------------------------------- ----
Merck                     Pharmaceutical      Economic-Financial Valuation      2013
------------------------- -------------- -------------------------------------- ----
Procter & Gamble              Several    Several Economic-Financial Valuations  2012
------------------------- -------------- -------------------------------------- ----
Votorantim Cimentos           Cement     Several Economic-Financial Valuations  2013
------------------------- -------------- -------------------------------------- ----
                                            Economic-Financial Valuation for
Yara Fertilizantes           Fertilizers                                        2011
                                         Public Offering for Shares Acquisition
------------------------- -------------- -------------------------------------- ----
                                                                              18

# 3. Macroeconomic Overview

Reliance Restricted

17

3. Macroeconomic Overview
                                                                              19

3. Macroeconomic Overview

                               [GRAPHIC OMITTED]

Economic Analysis

The key information regarding the international and the Brazilian macroeconomic environment are presented below. The analysis below refers to the reference-date of this report, and has been prepared based on information from the Central Bank of Brazil (BACEN), Focus Report, Getulio Vargas Foundation
(FGV), Global Insight and JP Morgan.

Brazilian Economy(5)

Economic Activity
In the first quarter of 2013, the economic activity showed a 0.6% growth, resulting from a robust growth of the agricultural sector, increased absorption of capital goods and continuous growth of families' consumption. For 2013, the financial indicators suggest that the expansion trend will continue, so that the market expectations for GDP growth are 2.4% in 2013 and 3.0% in 2014.

Inflation
The official inflation index, IPCA (Consumer Price Index) closed 2012 at 5.8%
and the last twelve months ended June 2013 closed at 6.7% . According to market expectations, IPCA is projected at 5.9% in 2013 and 5.8% in 2014, within the range of two percentage points above the 4.5% target set by the Brazilian
Committee of Monetary Policy (COPOM). The Brazilian General Price Index --
Market (IGP-M), calculated by FGV ended 2012 at 7.8% . The analysts'
expectations for this index are 4.9% in 2013 and 5.3% in 2014.

Monetary Policy
In the May 28 and 29 meeting, COPOM took into account the macroeconomic situation and the Brazilian inflation perspectives, and decided to raise the
Selic rate to 8.0% per year, 0.5 percentage points above the previous level.
COPOM considered the high level of prices that had shown resistance in previous months, and therefore, deemed necessary to implement initiatives aimend to change the scenario.

Country Specific Risk (6)
The index explains the difference in daily performance of the U.S and emerging countries debt securities and it is an indicator of the financial health of the relevant country. The index ended the June at 237 basis points, which indicates a difference of 2.4% between the performance of Brazilian bonds and the U.S.
securities. The monthly average was 229 basis points.
----------
(5) Market expectations refer to Focus Report (June 28, 2013).
(6) Source: Embi+ calculated by JP Morgan.
                                                                              20

4. Market Analysis
                                                                              21

# 4. Market Analysis

Retail Pharmaceutical penetration in Brazil

0.9%
1.0%
1.1%
38.8
45.7
52.8
2011
2012
2013
Pharmaceutical Market Sales (in BRL billion)
Pharmaceutical Market / GDP

3.1%
3.2%
3.3%
38.8
45.7
52.8
2011
2012
2013
Pharmaceutical Market Sales (in BRL billion)
Pharmaceutical Market / Total Retail Market

*Pharmaceutical market only considers drug sales, does not consider HPC.
Source: Fecomércio/ IMS Health / IBGE

Drug consumption per Family in Brazil (USD/year)

1,001
458
242
A and B Classes
C Class
D and E Classes

Source: EY / IMS Health

Pharmaceutical Market in Brazil – List Price (without discount)

17.8%
15.5%
13.2%
13.3%
13.2%
13.0%
13.8%
38.8
45.7
52.8
59.8
67.7
76.7
86.7
98.6
2011
2012
2013
2014
2015
2016
2017
2018
Pharmaceutical Market Sales (in BRL billion)
% growth

*Pharmaceutical market only considers drug sales, does not consider HPC.
Source: EY / IMS Health

## *Overview*[7]

Although it is a fragmented sector, it includes some of the largest American pharmacies, such as Walgreens, CVS and Rite Aid, which together account for 17% of global sales. The trend is towards consolidation in the sector, through the opening of new stores and acquisitions by major chains.

## Brazilian pharmaceutical market

The pharmaceutical market in Brazil is one of the fastest growning markets in Latin America, as shown by the nominal CAGR of 16.1% from 2008 to 2012. In recent years this sector has increased its participation in the GDP (in 2011 it was 0.9% of GDP and it is expected to reach 1.1% of GDP in 2013), as well as compared to the total retail market (in 2011 it represented 3.1% of total retail market and in 2013 it is expected to reach 3.3%). This is consequence of the increase in income per capita, aging population, increased incidence of chronic diseases, increasing the number of health plan beneficiaries, and the expiring of medicines' patent.

The income increase contributes significantly to the growth of the pharmaceutical market as it expands expenditures with personal health. A research published by FGV shows that from 2012 to 2014, the population in classes A and B is expected to grow by 29% and in class C by 11.9%. According to the estimates of IBGE, the population over 60 years old will reach 40 million in 2030. In 2012, this population totaled about 21 million and accounted for half of total consumption of medicines[8].

In 2012, sales of pharmaceutical produts at list prices in Brazil were approximately BRL 46 billion and showed an increase of 17.8% compared to 2011. The forecast is for continued growth mainly due to the growth in the generics drugs market.

According to the study conducted by IMS Health in July 2013, the retail pharmacy sector in Brazil still presents a significant segmentation and is divided into large chains, small chains, and independent stores. The chains represent approximately 13% of all stores and 55% of total sales at discounted prices, while the independent stores represent 87% of all stores and 45% of total sales.

[7] Source: Marketline, Global Drug Retail 05/2012.

[8] Source: Medical Expenditure Panel Survey - NACDS Industry Profile

Reliance Restricted
20

4. Market Analysis

                               [GRAPHIC OMITTED]

Overview(7)

The pharmacy sector presented a compound annual growth rate (CAGR) of 5.7%
between 2007 and 2011. The Americas and Europe represent 2012 3.2% the largest markets, with 42.1% and 30.5% of the global market respectively.

                               [GRAPHIC OMITTED]
----------
(7) Source: Marketline, Global Drug Retail 05/2012.
(8) Source: Medical Expenditure Panel Survey -- NACDS Industry Profile
                                                                              22

4. Market Analysis

According to Abrafarma (Brazilian Association of Pharmacies and Drugstores Chains), in 2012, associated chains opened 407 stores representing an increase of 8.3% compared to 2011 and accounted for approximately BRL 25 billion in sales, of which 69% corresponded to sales of medicines and 31% of non-medicines.

The medicines market is segmented into branded / reference drugs, prescription-free drugs / over the counter (OTC), and generic drugs:

- Branded / Reference drugs[9]: reference drug is an innovative product with patent registration, which has a registered brand, quality, therapeutic efficacy and safety proven through scientific tests and registered by the agency for health monitoring. Branded drugs have the same active ingredient, concentration, dosage form, administration and therapeutic indication of the reference product registered with the National Health Surveillance Agency (*"Agência Nacional de Vigilância Sanitária"*) in Brazil or the federal agency responsible for health surveillance. These drugs are represented by their own brand names, unlike generic drugs that are represented by the active principle;
- Generic drugs: medicines that contain the same active ingredient, the same dose and dosage forms as the branded drugs. These medicines are produced after the period of patent protection of their original counterparts;
- OTC (Over The Counter): drugs that are sold without prescription, which are used to treat mild symptons or illness.

Product Mix – List Price

29%
24%
19%
28%
Branded
Generics
OTC
Reference

Source: EY / IMS Health

### Reference / Branded drugs

Reliance Restricted
21

4. Market Analysis

                               [GRAPHIC OMITTED]

In 2012, when analyzing the pharmaceutical market, the generics segment contributed to 19% of drug sales in Brazil. OTC accounted for 28%, and branded drugs represented 53% considering reference and other branded drugs.

For 2013, the major chains continued the consolidation trend in the market through the strategy of opening new stores, and the three main companies in the market are expected to open 320 new stores.

Reference / Branded drugs

Despite the growing demand for generic drugs, there is still potential for sales expansion of reference / branded drugs. One reason is the high level of investments in reasearch by multinational industries in Brazil, and greater consumer confidence on well-known brands.

The expiration of patents in the forthcoming years can cause the demand for patented drugs to switch to generic equivalents.

However, the lack of advanced technology to produce generics of complex drugs tends to maintain a moderate growth in sales of branded / reference medicines.
----------
(9)Branded medicines have the same active ingredient of the Reference medicines, which, in turn, are still patented.
                                                                              23

4. Market Analysis

The forecast is that the market for branded drugs will present a nominal CAGR of 10.9% (10) in Brazil until 2018.

Generic drugs

The global market for generic drugs grows at approximately 10.8% (11) per year and accounts for more than US$ 150 billion turnover. Worldwide, the United
States stand out with sales of generic drugs of US$ 56 billion per year.

According to IMS Health, in Brazil, generic drugs account for 19% in terms of sales without discount (list price).

In countries like France, Germany and the United Kingdom, where the generic market is more mature, the participation of these drugs is 42%, 66%, and 60% by volume, respectively. In the United States, such participation is approximately
80%.

Generic drugs in Brazil are, officially, at least 35% cheaper than branded drugs. Actualy, they are on average 50% cheaper to the final consumer. The price of generics allows and increased number of consumers to obtain access to medicines.

Such fact, coupled with the Brazilian government programs, such as "Aqui tem
Farm[]cia Popular" (which aims to give the population access to medicines for common diseases), and the expiration of patents for reference drugs, all contribute to a favorable scenario to the generics market in Brazil.

The forecast is that the generic drugs market presents a nominal CAGR of 18.3%
(12) in the country until 2018.

Over the counter / Prescription free medicines (OTC)

OTC are medicines that can be bought without prescription. They are produced and distributed with the intention of being used by the population on its own initiative, for treatment of symptoms and easily identifiable diseases.

In 2012, "ANVISA" published the "RDC" or DRC (Board Resolution) 41, which allows OTC drugs to be exposed on the shelves of pharmacies and changed the regulation of 2009, which determined that these drugs should be accommodated behind the counter, as a way to avoid the irrational self-medication. The new resolution favored the OTC market, which should continue to grow in the coming years, following the growth in the overall pharmaceutical market.
----------
(10) Source: IMS Health
(11) Source: http://www.progenericos.org.br/index.php/mercado, 2012
(12) Source: IMS Health
                                                                              24

4. Market Analysis

The OTC drugs currently represent approximately 28% of the total pharmaceutical market, according to IMS Health. The expectation is a nominal CAGR of 13.3%
(13) until 2018. Healthcare Products ("HPC") The personal care and cosmetics represent a considerable share of total sales of pharmacies. This market presented an average growth of 12.1% (14) between 2007 and 2011. In comparison, the American and Canadian markets presented a CAGR of 1.1% and 2.9%
respectively in the same period.

The expectation is that the Brazilian market continues to grow, through an increase in income and change in the distribution of these products from supermarkets to pharmacies channel. The expectation is for continued growth, as seen in the recent years.
----------
(13) Source: IMS Health
(14) Source: ABIHPEC
                                                                              25

5. Company Overview

5.1 Extrafarma Business Description  25
5.2 Historical Financial Information 26
5.3 Projected Financial Information  27
                                                                              26

5. Company Overview

5.1 Extrafarma Business Description

                               [GRAPHIC OMITTED]

Extrafarma

Operating since 1960, Extrafarma is one of the largest pharmaceutical distribution groups in the North and Northeast of Brazil. In the 90's, the group entered the retail segment, which in June 2013 was composed of 178 stores in this region (diagram on the left), besides a distribution center in Bel[]m, in the state of Par[].

Extrafarma's stores are distributed as follows: Para (47%), Ceara (24%),
Maranhao (24%), Amapa (4%), Piaui (1%).

The Company offers its customers services such as home delivery and 24 hours services, as well as the partnership with the federal government's program "Aqui tem Farmacia Popular". The group is pioneer in customer relationship programs in its region and has a solid database with over 2.5 million active customers. All stores have standardized exterior appearance, organized interior ambiance, and a mix of products adapted to the Branded needs of each locality.

Extrafarma is amongst the 10 largest 41.4% (15) drugstore chains in Brazil, both in terms of sales and Generics number of stores. The Company reported gross sales of over BRL 800 million in 2012. The forecast for 2013 is sales estimated at approximately BRL 1.1 billion, OTC and Others 85% referring to retail sales
(through owned stores) and 15% corresponding to wholesale segment (distribution of medicines for small chains, independent stores, clinics and hospitals).HPC

The product mix consists of branded, generics and over-the-counter ("OTC", free prescription drugs), healthcare products and cosmetics ("HPC"), and convenience products.

----------
(15) Source: Abrafarma, 2012.
                                                                              27

5. Company Overview

## 5.2 Historical Financial Information

Income Statement
(BRL million)

| Historic Financial Information | | |
|---|---|---|
| Income Statement | Dec-12 | Jun-13 |
| Gross Sales | 834 | 503 |
| Net Sales | 794 | 478 |
| Gross Profit | 241 | 149 |
| EBITDA | 58 | 34 |

Source: Extrafarma

Historical Indicators

| Historical Indicators | Dec-12 | Jun-13 |
|---|---|---|
| Gross Margin | 28.9% | 29.6% |
| EBITDA Margin | 6.9% | 6.7% |

Source: Extrafarma

Balance Sheet
(BRL million)

| Historic Financial Information | | |
|---|---|---|
| Assets | Dec-12 | Jun-13 |
| Current Assets | 233 | 279 |
| Non Current Assets | 68 | 81 |
| Total Assets | 301 | 360 |
| Liabilities | Dec-12 | Jun-13 |
| Current Liabilities | 206 | 265 |
| Non Current Liabilites | 59 | 51 |
| Shareholders' Equity | 36 | 44 |
| Total Liabilities and Shareholders Equity | 301 | 360 |

Source: Extrafarma

### Financial Performance

The analyses in this section were based on historical financial statements provided by the Management:

*Historical financial information summary*

Extrafarma's historical financial information was analyzed with the purpose of understanding the trends for the Company's operational indicators. The Management provided managerial financial data comprising the fiscal year ended on December 31, 2012, and the semester ended on June 30, 2013 as well as the audited financial information of 2012. The table beside summarize the historical information of the analyzed period.

*Historical Indicators*

Gross sales increased by 29.5% from 2012 to the projected year of 2013. This growth was due to an increase in the stores' sales, as a result of the maturation process and the opening of new stores.

Branded drugs represent[16] the main category in terms of sales (41.4%), followed by HPC (21.2%). The generics' category (15.6%) is increasing its importance year after year and it has the highest growth amongst all segments. Since this category has the fastest growth and incurs in lower costs when compared to the others, the trend is of improvement in gross margin.

Regarding the balance sheet is worth mentioning the performance of the operating accounts.

The cash conversion cycle, which measures Extrafarma's cash exposure between paying suppliers and receiving the sales, is within a range of 54-55 days in the historical period, in line with the parameters of this segment.

Likewise, the net working capital needs (measured as a percentage of net sales) is approximately 13.0% and is in accordance with the industry standard[17].

[16] Reference year 2012.

[17] Exhibit C.

Reliance Restricted

26

5. Company Overview

5.2 Historical Financial Information

                               [GRAPHIC OMITTED]

----------
(16) Reference year 2012.
(17) Exhibit C.
                                                                              28

5. Company Overview

## 5.3 Projected Financial Information

**Gross Sales**
(BRL million, growth and SSS[18] growth)

29.5%
30.0%
27.3%
26.0%
23.5%
16.5%
8.6%
7.1%
5.8%
5.7%
14.7%
9.8%
9.6%
9.8%
9.2%
8.7%
7.1%
5.7%
133
163
177
192
209
227
246
266
285
303
321
701
917
1,226
1,594
2,042
2,554
2,994
3,253
3,486
3,685
3,895
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Retail Gross Sales
Wholesale Gross Sales
% gross sales growth
% SSS growth

Source: EY / Extrafarma

**Maturity Profile**
(Existing Stores)

10%
10%
13%
67%
Less than or equal to 1 Year
Between 1 and 2 years
Between 2 and 3 years
More than 3 years (Mature)

Source: Extrafarma

| Maturity Curve | |
|---|---|
| Year 1 | 60% |
| Year 2 | 80% |
| Year 3 | 90% |
| Year 4 | 100% |

Source: Extrafarma

### Overview of Key Assumptions

During the analysis, market surveys were conducted to support the main assumptions used in this report. The main assumptions adopted were:

*Gross Sales*

Reliance Restricted
27

5. Company Overview

5.3 Projected Financial Information

                               [GRAPHIC OMITTED]

Extrafarma's Gross Sales (GS) derive from sales through the channels (1) Retail and (2)
Wholesale: Between 1 and 2  Sales Wholesale Gross Sales years

1. Retail: represents approximately 85.0% of Extrafarmas's tot l sale on the reference date, composed of the sale of13% branded, generics and OTC drugs, HPC and convenience products (water, light beverage, cookies, mobile recharge services, Between 2 and 3 among others).

The projection of the retail's sales, considered the sales years from the existing stores on the reference date, as well as Extrafarma's expansion plan, which considers the opening of new stores until 2017, according to the assumptions describ More d below: than 3 years

[] Existing stores: as of the reference date, Extrafarma (Mature) had 178 stores, of which 59 were classified as under maturation (less than 4 years of operation), and 119 as mature. They were projected under the following assumptions:

[] Under maturation stores: were projected to reach maturity in year 4 of the respective operations, following the maturity curve shown in the side table.

The maturity curve followed the current characteristics of Extrafarma's stores and it is in accordance to the maturity profile of the market analyzed(19).
Based on this, after reaching maturity, the average annual sales of the stores were projected on BRL 5.5 million(20).
----------
(18) The analysis of sales' evolution measured by same store sales (SSS) is commonly used on retail segment. It shows the sales growth through comparable stores, with operations during two complete consecutive periods. When the operation of a store is interrupted, or if a store begins its operation in the middle of the year, it is not considered in the calculation of SSS.
(19) The benchmark was based on public information available about peer companies, which operate in the same sector of Extrafarma in Brazil.
(20) Reference value in 2013. This value was yearly adjusted by 0.5p. p.
(long-term population growth) above inflation (IPCA) projected by the Central
Bank of Brazil during the projected years.
                                                                              29

## 5. Company Overview

### Stores Coverage Map

232 New Stores

Source: EY / Extrafarma

### Sales Mix Evolution

21.2% 21.1% 21.2% 21.5% 21.2% 21.5% 21.4% 21.3% 21.2% 21.2% 21.2%
21.8% 21.6% 21.3% 21.0% 20.1% 19.8% 19.3% 19.0% 18.7% 18.6% 18.6%
15.6% 15.7% 16.3% 16.2% 17.1% 17.0% 18.0% 18.8% 19.3% 19.6% 19.6%
41.4% 41.6% 41.2% 41.4% 41.5% 41.7% 41.3% 41.0% 40.7% 40.6% 40.6%
2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
Branded
Generics
OTC and Others
HPC

Source: EY / Extrafarma

Sales Mix by Product (2012-2022)

| Product | Variation | CAGR |
|---|---|---|
| Branded | -0.8 p.p. | 18.5 % |
| Generic | 4.0 p.p. | 21.4 % |
| OTC and Others | -3.2 p.p. | 16.9 % |
| HPC | 0.0 p.p. | 18.7 % |

Source: EY / Extrafarma

- *Mature Stores*: average annual sales for mature stores were projected in BRL 5.5 million, yearly increasing 0.5 p.p. of real growth above the projected inflation (IPCA) by the Central Bank of Brazil.

  It is worth mentioning that this projected real growth represents the long-term expected population growth informed by the Brazilian Institute of Geography and Statistics ("IBGE").

- Expansion Plan: the opening of new stores was projected until 2017, according to the Management's expansion plan, considering the operation on a stand-alone[21] basis, as shown beside.

  Based on that, by the end of 2017, 232 new stores will be opened (totaling 410 stores), a structure that will remain constant from 2018 onwards.

  Extrafarma's strategy is to intensify its presence in the North and Northeast regions.

*Sales Mix*

2. Wholesale: represents approximately 15.0% of the sales on the reference date and refers to drugs distribution to small chains, independent stores, hospitals and clinics.

Reliance Restricted

28

5. Company Overview

                               [GRAPHIC OMITTED]

It is expected growth in all categories of products in the retail channel, with emphasis on generic 41.2% drugs, due to the expiring 41.4% patents scheduled for 41.5% the coming years(22) and 4 the 1 increased access for the end consumer. Based on this, the trend is that the generic category increases its share in the retail's sales mix, as shown in the graph beside.

2. Wholesale 2014 : represents approximately 2015 15.0% of the sales on2016 the reference date and refers to drugs distribution to small chains, independent stores, hospitals and clinics.

The sales growth assumption Branded for the wholesale segment wasGenerics based on the evolution of GDP plus the projected inflation by the Central Bank of
Brazil. Throughout the projected period, after the maturation of this market, it is believed that the growth should converge to 0.5 p.p. of real growth above the inflation rate, in accordance to the retail segment.
----------
(21) This expansion was based on the stand-alone operation at the reference date, without considering the potential growth plan with Ultrapar.
(22) As market expectations released in the report Pharmaceutical Market for
Latin America and Brazil published by IMS Health on July 2, 2013.
                                                                              30

5. Company Overview

Operating Costs
(BRL million and gross margin)

28.9%
30.0%
29.8%
29.8%
30.1%
30.0%
30.1%
30.1%
29.9%
30.0%
30.0%
553
375
329
918
1,167
1,466
1,815
2,112
2,297
2,467
2,607
2,756
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
COGS Historic
COGS Projected
Gross Margin (% Gross Sales)

Source: EY / Extrafarma

Gross Margin Breakdown (2013)
(BRL milion e % total gross profit)

306
95%
18
5%
324
Retail
Wholesale
Total

Source: EY / Extrafarma

Gross Margin Breakdown (2022)
(BRL milion e % total gross profit)

1,237
98%
29
2%
1,266
Retail
Wholesale
Total

Source: EY

### *Gross Sales Deductions*

Sales deductions include returned goods, discounts and taxes on gross sales, projected based on the following assumptions:

- *Returned goods and discounts*: 0.4% of gross sales, based on the average of the historical period.
- *Taxes on sales:* composed of PIS, COFINS, ICMS, and ISS.

  The tax rates were projected according to the incidence of each tax per category of product, which were based on the historical period. Thus, the average tax rate ranged from 4.2% to 4.4% of total gross sales, reflecting the change in the sales mix of the Company.

### *Operating Costs*

The operating costs are composed of the cost of goods sold and cost of packing, separated into the retail and wholesale channels. Operating costs were projected according to the assumptions described below:

1. *Retail*: costs were projected by product category, based on the historical period.

   It is noteworthy that in the long term, it was considered the perspective of increase in the competition in the market, as a result of new entrants, as well as the expected consolidation of the pharmaceutical market and laboratories, which will affect the level of profitability of the business.
2. *Wholesale*: costs were projected based on the percentage observed in the historical period.

Based on the assumptions described above, as well as the expected change in the sales mix previously shown, gross margin remained almost stable during the analyzed period.

Reliance Restricted

29

5. Company Overview

                               [GRAPHIC OMITTED]
                                                                              31

5. Company Overview

Corporate and Operating Expenses
(BRL million and % of gross sales)

21.9% 22.9% 22.9% 22.9% 22.8% 22.6% 22.1% 21.6% 21.4% 21.4% 21.3%
31 42 47 53 60 68 75 80 85 90 95
152 205 274 356 453 560 640 681 722 763 805
2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
Operating Expenses
Corporate Expenses
% of Gross Sales

Source: EY / Extrafarma

Corporate and Operating Expenses
(Share in the projected year 2013)

3%
97%
Retail
Wholesale

Source: EY

Evolution of Operating Expenses (Retail) per Store
(BRL million and growth)

6.8% 6.4% 6.3% 6.2% 6.7% 6.4% 6.0% 5.6% 5.5%
1.1 1.2 1.3 1.4 1.4 1.5 1.6 1.7 1.8 1.9
2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
Average Expense per Store
% growth

Source: EY / Extrafarma

*Corporate and Operational Expenses*

The expenses were segregated into (1) Operating (Retail), (2) Operating (Wholesale), and (3) Corporate.

1. *Operating Expenses (Retail)*: directly related to Extrafarma's retail operation, and projected based on their respective share of fixed and variable expenses observed in the historical period. Based on this, the operating expenses consist of:
   - *Sales Expenses*: refer to sales' commissions and advertising expenses projected 100.0% variable with total retail gross sales;
   - *Personnel Expenses*: refer to salaries and respective charges, projected 100.0% fixed per store, yearly increased by (i) projected inflation ("*IPCA*") published by the Central Bank of Brazil, and the (ii) real growth[23], in order to reflect the conditions in the regional labor market;
   - *General and Administrative Expenses*: refer to utilities and services, maintenance, outsourced services and other expenses, considered 100.0% fixed per store and adjusted by the expected inflation ("*IPCA*") for the period forecasted by the Central Bank of Brazil;
   - *Occupational Expenses*: represented by the cost of rent, condominium, property tax, and funds for advertisement, considered 100.0% fixed per store and adjusted by the expected inflation "*IGP-M*" forecasted by the Central Bank of Brazil.

2. *Operating Expenses (Wholesale)*: directly related to Extrafarma's wholesale operation, projected based on their respective share of fixed and variable expenses observed in the historical period. Based on this, the operating expenses consist of:
   - *Sales Expenses:* refer to sales' commissions and advertising expenses, projected 100.0% variable with total wholesale gross sales;
   - *Personnel Expenses:* refer to salaries and repsective charges, projected 100.0% fixed, yearly increased by (i) projected inflation ("*IPCA*") published by the Central Bank of

Reliance Restricted

30

5. Company Overview

                               [GRAPHIC OMITTED]

It is important to note that the fixed portions of the operating expenses for the retail channel were projected per store, according to the expansion plan previously presented, reflecting the increase in the structure to support the organic growth projected for Extrafarma for the next years, as shown in the table beside.

----------
(23) The real growth varied from 2.0 p.p. in 2013, based on the labor market conditions observed at the reference date of the Valuation, which varied according to the normalization curve during the explicit forecasted period, reaching 0.5 pp in 2022.
                                                                              32

5. Company Overview

Brazil, and the (ii) real growth(24), in order to reflect the conditions in the regional labor market;

[] General and Administrative Expenses: refer to utilities and services, maintenance, outsourced services and other expenses. Considered 100.0% and adjusted by the expected inflation ("IPCA") for the period forecasted by the
Central Bank of Brazil;

[] Occupational Expenses: represented by the cost of rent, condominium, property tax, and funds for advertisement, considered 100.0% fixed and adjusted for the expected inflation ("IGP-M") for the period forecasted by the Central
Bank of Brazil.

3. Corporate Expenses: mainly composed of indirect expenses of Extrafarma's operation, projected based on their respective share of fixed and variable expenses observed in the historical period, considering the expansion of the
Company's corporate structure to support the projected growth of the business.
Based on this, the Corporate Expenses are composed by:

[] Personnel Expenses: considered 75.0% fixed, this portion was adjusted by inflation ("IPCA") and real growth(25) and 25.0% variable; following the evolution of the total sales of the business;

[] General and Administrative Expenses: considered 75.0% fixed, adjusted by inflation ("IPCA") and 25% variable;

[] Occupational Expenses: represented by the cost of rent, condominium, property tax and funds for advertisement. Considered 100.0% fixed and adjusted by inflation ("IGP-M").

It is important to mention that the increase in corporate expenses reflects the expected increase on Extrafarma's structure in order to support the business growth in the next years, emphasizing the following aspects:

[] A new operations structure will be created to support the business growth;

[] As a result of the expansion plan, which includes the increase of 232 new stores in the next years, it was considered the opening of two(26) new distribution centers in the Northeast region of Brazil, with impacts on growth of corporate personnel expenses, utilities and maintenance.
----------
(24) As previously described, projected personnel expenses considered variation of 2.0 p.p. above inflation in 2013, which was normalized to 0.5 p.p. above inflation in 2022.
(25) As previously described earlier, projected personnel expenses considered variation of 2.0 p.p. above inflation in 2013, which was normalized to 0.5 p.p.
above inflation in 2022.
(26) Based on the operational characteristics of Extrafarma and as a result of the expansion plan projected, it was considered a new distribution center for every 100 new stores.
                                                                              33

5. Company Overview

**EBITDA**
(BRL million and % of gross sales)

6.9% 7.1% 6.8% 6.9% 7.3% 7.4% 8.1% 8.4% 8.5% 8.6% 8.7%
58
43
34
96
123
165
206
261
297
322
345
366
2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
EBITDA Historic
EBITDA Projected
EBITDA Margin (% Gross Sales)

Source: EY / Extrafarma

**Income Tax Rate**
(BRL million and effective rate)

34.6% 34.0% 34.0% 34.0% 34.0% 34.0% 34.0% 34.0% 34.0% 34.0%
55
82
102
139
171
220
250
267
286
303
2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
EBIT
Effective Tax Rate

Source: EY / Extrafarma

As a result of the assumptions above, the total operating expenses and corporate expenses, as a percentage of gross sales, ranged from 22.9% in 2013 to 21.3% in 2022.

It is noteworthy that, consequently, it is expected an increase in EBTIDA margin[27] over the years, ranging from 7.1% in 2013 to 8.7% in 2022. This increase is mainly due to the following factors: (i) changes in product mix, with increase of products with higher gross margin in the sales mix (e.g.: generics), (ii) gains of scale due to the dilution of Extrafarma's fixed expenses as a result of the sales growth of the business and (iii) maturation process of the stores.

### *Depreciation*

The depreciation of existing assets was liniearly projected, according to the nature of the asset and to the historical average rates.

The depreciation of new investments was projected according to the average depreciation rate observed for the existing assets, equivalent to 13.7% per year.

### *Income Tax Rate*

The Income Tax Rate for Extrafarma was divided into: (i) Income Tax ("*Imposto de renda*" or "*IR*"); and (ii) Social Contribution on Net Profit ("*Contribuição social sobre lucro líquido*""*CSLL*"), according to the current Brazilian legislation for the system of taxation on the real profity, as described below:

- Income Tax: calculated according to the current Brazilian legislation (Law no. 9,430 of December 27th, 1996), with incidence of 15.0% on earnings before taxes and 10.0% on the portion of the profit exceeding BRL 240 thousand per year;
- Social Contribution on Net Profit: calculated according to the current Brazilian legislation (Law no. 10,637 of December 30, 2002) with the incidence of 9.0% on earnings before taxes.

27 As a percentage of gross sales.

Reliance Restricted
32

5. Company Overview

                               [GRAPHIC OMITTED]

----------
(27) As a percentage of gross sales.
                                                                              34

5. Company Overview

**Working Capital Assumptions**

| | Driver | Dec-12 | Jun-13 | Adopted Assumption |
|---|---|---|---|---|
| **Uses** | | | | |
| Cash and equivalents | % NS | 0.9% | 1.1% | 1.0% |
| Accounts Receivable | d NS | 29 | 29 | 29 |
| Recoverable Taxes | % NS | 0.9% | 0.9% | 1.0% |
| Prepaid Expenses | d NS | 1 | 3 | 2 |
| Inventory | d COGS | 99 | 95 | 97 |
| **Sources** | | | | |
| Suppliers | d COGS | 61 | 59 | 60 |
| Fiscal Obligations | d NS | 7 | 5 | 6 |
| Accounts Payable | d OPEX | 45 | 45 | 45 |

| Abbreviations | |
|---|---|
| %NS | % of Net Sales |
| d NS | Days of Net Sales |
| d COGS | Days of Costs of goods sold |
| d OPEX | Days of Total Expenses |

Source: EY / Extrafarma

**Working Capital**
(BRL million and % of sales)

12.4%
12.4%
12.4%
12.4%
12.4%
12.5%
12.5%
12.6%
12.6%
12.6%
133
174
221
278
345
404
441
474
502
530
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Working Capital
% Gross Sales

Source: EY / Extrafarma

### *Working Capital*

For the projection of working capital[28], the assumptions considered were based on Extrafarma's historical financial statements, as shown on the adjacent table, highlighting the following points:

- Based on the historical financial information, the balance sheet accounts have been analyzed and subsequently classified as operating assets and liabilities and non-operating assets and liabilities;
- Projections indicators of working capital were calculated for the operating assets and liabilities based on the net sales, operating costs and operating expenses, when suitable and in accordance with the parameters for the sector;
- Non-operating assets and liabilities were not considered in the cash flow projections. When observed, these items were separately treated and added or subtracted of the present value of the cash flows, affecting the Equity value of Extrafarma;
- Investments in working capital in perpetuity were projected based on the balance sheet forecasted for the perpetuity, whose growth rate is equivalent to the expected Brazilian inflation rate ("*IPCA*") for the long term (5.2%), added by the projected long term vegetative growth rate (0.5%) forecasted by *IBGE*, totaling 5.7%.

[28] Exhibit A.

Reliance Restricted

33

5. Company Overview
----------
(28) Exhibit A.
                                                                              35

## 5. Company Overview

Capex
(BRL million)

14
12
38
36
34
27
12
75
70
59
50
41
31
25
17
12
5
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Maintenance CAPEX
Expansion CAPEX - New Stores
Expansion CAPEX - Distribution Center

Source: EY / Extrafarma
*2013 value refers to second semester.

*New Investments - CAPEX*[29]

CAPEX projection was based on Extrafarma's expansion plan, as well as on the maintenance of the operation in the long term, which was based on the following assumptions:

- *Expansion CAPEX*: based on (i) the opening of new stores plan for the next few years, and (ii) the increase of the operating structure through the construction of new distribution centers to support the projected growth, as follows:
  - Expansion through the opening of new stores: BRL 550,000 for each new store opened. This value was adjusted by the inflation ("*IGP-M*") over the years;
  - Construction of Distribution Centers (DCs): as previously described, due to Extrafarma's expansion plan, it was projected the opening of two new DCs in the Northeast region of Brazil, with the first one opening in 2015 and the second in 2017. For each new DC, it was considered the investment of BRL 11.0 million[30].
- *Maintenance CAPEX*: considered the reinvestment of 100% of depreciation, in order to maintain the level of fixed assets over the years.

29 Exhibit A.

Reliance Restricted

34

5. Company Overview

                               [GRAPHIC OMITTED]

[] Maintenance CAPEX: considered the reinvestment of 100% of depreciation, in order to maintain the level of fixed assets over the years.

Moreover, in order to support the business growth over the long term, for the purposes of calculating the perpetuity, the level of CAPEX projected was based on the parameter(31) of selected peer companies, which are at a more advanced stage of maturity compared to
Extrafarma.
----------
29 Exhibit A.
30 Value at reference date, adjusted by IGP-M over the years.
31 Based on the level of Capex of CVS Caremark Corporation and Walgreen Co., which represented, on average, 1,8% of net sales of these companies over the last 3 years. Exhibit C.
                                                                              36

6. Extrafarma Valuation

6.1 Valuation Methodology Overview            36
6.2 Discounted Cash Flow (DCF) Implementation 37
                                                                              37

6. Extrafarma Valuation

6.1 Valuation Methodology Overview

For this economic-financial valuation, the Income Approach(32) was adopted, through the Discounted Cash Flow (DCF) method. According to the DCF method, the value of a business is equal to the present value of the expected cash flows available to the owners of the capital or debt of the business. In the valuation of a company, the value drivers are developed by discounting free cash flows available for distribution to their present value at the rate that represents the return required by the market and the risks inherent to a specific investment.

The DCF approach is considered the most relevant for assessing businesses or companies, as it contemplates the ability of a company to generate cash inflows and outflows, and providing financing and investment conditions to their operations. More specifically, cash inflows include profits, increase of debt, sale of assets and decrease in net working capital. Cash outflows include payment of the principal of its debt, investment in assets and working capital.

The DCF analysis here presented refers to operating cash flow, also known as free cash flow for the company. Therefore, for the DCF calculation the debt was excluded (ie, payment of interest was excluded of the estimated future expenses, and payment of debt was excluded from the calculation of cash flows).
The proposal to exclude interest payments and debt from the calculation of cash flows is to provide an indication of the operational value (EV) of the business, which includes the value of debt and equity.

Thus, the sum of the present values of the free cash flows of the company and the perpetuity(33) value indicates the value of operations, which are still added or reduced by non-operating assets and liabilities and net debt in order to obtain the total capital value of the company.
----------
32 Appendix B for details on the main approaches for valuation..
33 For main parameters for the calculation of perpetuity see, 6.2. Discounted
Cash Flow (DCF) Implementation".
                                                                              38

6. Extrafarma Valuation

6.2 Discounted Cash Flow (DCF) Implementation

Main parameters

Discounted free cash flow(34)

Extrafarma's cash flow was calculated according to the assumptions that were adopted in the projections of income statement, working capital and CAPEX previously presented in this report, as well as other parameters presented below.

Discount Rate(35)

The projected free cash flows were discounted by the weighted average cost of capital (WACC) in Reais (BRL), in nominal terms, i.e., considering the effect of inflation.

The WACC was calculated based on information from selected(36) market players, and was estimated at 12.0% p.a.(37).

Long-term growth rate and calculation of perpetuity value

For the calculation of the perpetuity value, it was considered a percentage of growth (g) of 5.7% p.a. equivalent to the long-term vegetative population growth estimated by IBGE (0.5% p.a.) plus the expected long-term inflation
(5.2% p.a.) forecasted by the Central Bank of Brazil. The percentage of 5.7%
p.a. (g) was subtracted from the discount rate of 12.0% (k), to obtain the capitalization rate of 6.3% . This capitalization rate was used to estimate the perpetuity value, based on the constant growth model, as shown below:

                               [GRAPHIC OMITTED]
----------
34 Exhibit A. 35 Appendix C. 36 Appendix D. 37 Exhibit B.
                                                                              39

# 6. Extrafarma Valuation

Non Operating Assets and Liabilities
(BRL million)

| Non Operating Assets and Liabilities | Jun-13 |
|---|---|
| **Non Operating Assets** | 28.6 |
| Recoverable Taxes LT | 17.8 |
| Escrow Deposits | 0.9 |
| Deferred Taxes | 7.0 |
| Related Parties | 2.9 |
| **Non Operating Liabilities** | 20.7 |
| Fiscal Obligations LT | 8.9 |
| Tax Installments | 2.2 |
| Provisions | 9.6 |
| **Total** | 7.9 |

Source: Extrafarma

Net Debt
(BRL million)

| Net Debt | Jun-13 |
|---|---|
| **Cash** | 0.2 |
| Investments | 0.1 |
| Investments LT | 0.1 |
| **Debt** | 145.5 |
| Loans and Financing | 108.0 |
| Loans and Financing - Related Parties | 4.7 |
| Loans and Financing LT | 32.8 |
| **Total** | (145.3) |

Source: Extrafarma

The non-operating assets and liabilities, as well as the net debt were not projected in the cash flow. However, such accounts were added or subtracted from the operating value of Extrafarma. The table besides shows the non-operating assets and liabilities and the net debt for Extrafarma, according to the balance sheet on the reference date.

Reliance Restricted

38

6. Extrafarma Valuation

                               [GRAPHIC OMITTED]

                                                                              40

7. Conclusion
                                                                              41

7. Conclusion

Value Estimation (Base Case)
(BRL million)

273
982
1,255
(137)
1,117
PV of Cash Flow
PV of Perpetuity
Enterprise Value
Non-operating adjustments
Equity Value

Source: EY

### Estimate of the economic-financial value for Extrafarma

Based on the information received and analysis performed, our valuation resulted in an estimate value range between BRL 1,068 million (one billion and sixty-eight million Reais) and BRL 1,170 million (one billion, one hundred and seventy million Reais), for 100% of Extrafarma's capital, as of June 30, 2013, as follows:

| Estimated Economic-Financial Value (BRL million) | Range of Values * | | |
|---|---|---|---|
| | Minimum | Base Case | Maximum |
| Present Value of Cash Flow | 269 | 273 | 276 |
| Present Value of Perpetuity | 936 | 982 | 1,031 |
| = Enterprise Value | 1,206 | 1,255 | 1,307 |
| (+) Net non operating assets and liabilities | 8 | 8 | 8 |
| (-) Net Debt | (145) | (145) | (145) |
| = Equity Value | 1,068 | 1,117 | 1,170 |
| **Implied Multiples - EV/SALES** | | | |
| Extrafarma** | 0.9x | 0.9x | 1.0x |
| Selected Peer Companies*** | 1.0x | 1.0x | 1.0x |
| **Implied Multiples - EV/EBITDA** | | | |
| Extrafarma** | 12.6x | 13.1x | 13.6x |
| Selected Peer Companies*** | 15.3x | 15.3x | 15.3x |

Source: EY/Extrafarma Financial Statements / Capital IQ
(*) Value range based on the variation of +/- 0.2 p.p. in the calculated WACC of 12.0%, as shown in Exhibit B.
(**) Based on net sales and EBITDA estimated for 2014.
(***) Based on the average of peer companies[38]. Exhibit C.

Reliance Restricted
40

7. Conclusion

                               [GRAPHIC OMITTED]

The results obtained by the DCF method are relevant in the following context of the planned transaction:

[] The profitability and value assumptions are in line with the historical data and the market where the Company operates and are consistent with the financial indicators(39) of the peer companies;

[] The valuation drivers are consistent with the Company's size and expected long-term growth, on a stand-alone basis;

[] The DCF methodology is the one that best reflects the value of an investment based on future profitability (the Income Approach).

This estimated value does not consider possible contingencies, insufficient or unexpected assets or liabilities that are not registered on the Company's balance sheet. As such, the presented results do not consider their effects, if any.
----------
(38) Peer companies' multiples were based on the market values of the selected companies as of June 30, 2013. Estimated sales and EBITDA of these companies were based on information from market analysts (BB Banco de Investimento,
Bradesco S.A., BTG Pactual, Espirito Santo). Source: Capital IQ.
(39) See Exhibit C.
                                                                              42

8. Appendix

A.  Statement of Limiting Conditions 42
B.  Main Valuation Approaches        44
C.  Discount Rate Derivation         46
D.  Selected Comparable Companies    48
                                                                              43

8. Appendix

A. Statement of Limiting Conditions

1 In order to achieve this report's goal of economic-financial valuation, certain procedures were applied, always based on historical facts, economic and market conditions and prospects and Extrafarma's strategy prevailing at the reference date. The values presented in this report are obtained from analyses of historical (financial and managerial) data as well as projections of future events;

2 Comments and analyses presented in this report were developed by EY professionals with information provided by Ultrapar and Extrafarma, as well as from external sources, when appropriate;

3 EY, as well as its partners and / or professionals who have participated in the elaboration of this work have no interest, direct or indirect, in Ultrapar and Extrafarma and / or in the intended transcation, as well as attest that there are no relevant circumstances that may characterize conflict of interest with Ultrapar, Extrafarma and / or the services herein contracted, thus characterizing their independence. The estimated fees for the execution of this work are not based on and not related to the values herein reported;

4 None of Extrafarma and / or Ultrapar shareholders or managers ( i ) directed, limited, difficulted or practiced any acts that have or may have compromised access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of their respective conclusions, (ii )
restricted in any way, our ability to determine the conclusions presented independently, and ( iii ) determined the methods we used in the preparation of
Extrafarma's valuation;

5 This work does not have as scope any type of audit procedure, but is based on audited financial statements of the Company and on the due diligence reports prepared by EY;

6 The projections are based on information extracted from financial statements provided by the Company, experiences acquired in meetings and discussions with the management of Extrafarma and Ultrapar, public information, the experience of EY in the industry in which the Company operates and market analyses, that
EY believes are consistent, relevant and appropriate;

7 No investigations on securities owned by the Company, or checks among the existence of liens or encumbrances have been made;

8 EY has no responsibility to update this report for events and circumstances occurring after the reference date;

9 It is not part of our work to provide spreadsheets and / or financial models that supported our analyses;

                                                                              44

8. Appendix

10 Our valuation is based on elements that are reasonably expected, therefore, does not take into account possible extraordinary and unforeseeable events (new regulation for the businesses, changes in tax laws, natural disasters, political and social events, nationalizations, etc.) ;

11 Our valuation was based on the best available information and estimates.
However, as any projection encompasses risk and uncertainties, real results may show a difference when compared to projections;

12 Our analyses treat Extrafarma and Ultrapar operations as independent
(stand-alone) and therefore do not include operating or fiscal benefits or losses, incremental value and/or costs, if any, that Extrafarma and Ultrafarma may have from the completion of the transaction, if consummated, or any other operation. The valuation also does not take into account any operating and financial gains or losses that may occur after the completion of the transaction.

                                                                              45

8. Appendix

B. Main Valuation Approaches

Overview

Business enterprises, tangible and intangible assets should be valued based on the appropriate application of the Market, Cost and Income Approaches. Although
all three approaches should be considered in a valuation analysis, the fact pattern surrounding the acquisition, the nature of the business or assets, and the availability of data will dictate which approach -- or approaches -- is/are ultimately utilized to calculate value. The following discussion provides an overview of the three approaches to value as well as the most common or relevant valuation methodologies within each approach.

Market Approach

The Market Approach measures value based on what other purchasers in the market have paid for assets or business interests that can be considered reasonably similar to those being valued. When the Market Approach is utilized, data are collected on the prices paid for reasonably comparable assets or interests.
Adjustments are made to the prices paid to compensate for differences between those assets or interests and the asset or interest being valued. The application of the Market Approach results in an estimate of the price reasonably expected to be realized from the sale of the asset or business interest.

In practice, sales prices, especially for intangible assets and specialized tangible assets, are rarely available since these are typically transferred as part of the sale of a business, not in piecemeal transactions. Furthermore, because many assets are often unique to a particular enterprise, a comparison between enterprises is difficult.

For these reasons, it is often problematic to apply the Market Approach for the valuation of many intangible assets and many specialized tangible assets. It is however typically used for assets that are commonly traded in the market such as certain real property assets, general plant and equipment, motor vehicles, etc. Some intangible assets, however, are traded on an individual basis, in which case a Market Approach may be an appropriate approach to value.

Income Approach

The Income Approach focuses on the income-producing capability of the identified asset or business. The underlying premise of this approach is that the value of an asset or business can be measured by the present worth of the net economic benefit (cash receipts less cash outlays) to be received over its life. The steps followed in applying this approach include estimating the expected after-tax cash flows attributable to the asset or business over its life and converting these after-tax cash flows to present value through
'discounting'. The discounting process uses a rate of return that accounts for both the
                                                                              46

8. Appendix

time value of money and investment risk factors. Finally, the present value of the after-tax cash flows over the life of the asset is totalled to arrive at an indication of value.

Discounted cash flow and capitalization methods are commonly used to estimate the value of businesses, intangible assets, and income producing real property assets such as commercial office buildings.

The income capitalization method is defined in (The Appraisal of Real Estate,
Thirteenth Edition), Appraisal Institute as: "The process of analyzing a property's capacity to generate future benefits and capitalizes the income into an indication of present value. The principle of anticipation is fundamental to the approach. Techniques and procedures from this approach are used to analyze comparable sales data and to measure obsolescence in the cost approach." The
Income Approach is generally not considered to be appropriate to estimate values for plant and equipment assets because it is not usually feasible to attribute income to an individual property unit or the units of equipment that constitute an operating entity, since the assets contribute to earnings only in concert with all other economic factors of the business.

Cost Approach

The Cost Approach is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. The cost to replace the asset would include the cost of constructing a similar asset of equivalent utility at prices applicable at the time of the valuation analyses.
This estimate may then be adjusted by losses in value attributable to obsolescence (physical, functional and/ or economic).

The Cost Approach is used to determine values in circumstances where it is not possible to determine values using a Market Approach or an Income Approach.

In valuing tangible assets, the Cost Approach relies on the principle of substitution and recognizes that a prudent investor will pay no more for an asset than the cost to replace it new with an identical or similar unit of equivalent utility. Under this approach, the Fair Market Value of an asset is determined by reference to the reproduction or replacement cost new of modern equivalent assets, optimized for over-design, over-capacity and redundant assets, and adjusted to reflect losses in value attributable to physical depreciation and obsolescence.
                                                                              47

8. Appendix

C. Discount Rate Derivation

The application of Discounted Cash-Flow Methods requires the determination of an appropriate discount rate. Discounted Cash-Flow Methods are applied under conditions of uncertainty. In common usage, the word risk refers to any exposure to uncertainty in which the exposure has potential negative consequences. It is assumed that marketplace participants are said to be risk adverse. A risk-averse market participant prefers situations with a narrower range of uncertainty over situations with a greater range of uncertainty relative to an expected outcome. Marketplace participants seek compensation, referred to as a risk premium, for accepting uncertainty.

Therefore the determination of the discount rate implies the comparison of the cash-flows generated by the asset with the cash-flows generated with the most favorable alternative investment. In this respect, it must be carefully observed that the cash flows from the asset being valued and the alternative investment are equivalent in terms of risk and maturity.

The determination of the discount rate is based on WACC. The following formula is applied to calculate WACC: WACC = WE * KE + WD * KD

Where:
WE     =   value of equity / value of total capital
KE     =   market value of equity
WD     =   value of interest bearing debt / value of total capital
KD     =   after tax costs of interest bearing debt

Since the WACC reflects the specific risk of an enterprise, adjustments have to be considered based on the asset-specific risk profile.

Cost of equity

To estimate the cost of equity, the Capital Asset Pricing Model (CAPM) is used.
The CAPM postulates that the opportunity cost of equity is equal to the return on risk-free securities plus an individual risk premium. The risk premium is the company's systematic risk (beta) multiplied by the market risk (market risk premium), adding the country risk.
                                                                              48

8. Appendix

The calculation for the cost of equity, as follows:

KE   = RF + B * MRP + aBR + SP, where
KE   = Expected market return
RF   = Risk-free rate of return
B    = Systematic risk of a single stock
MRP  = Equity risk premium -- general market
aBR  = Country-specific risk premium
SP   = Specific risk

Starting point for the estimate of cost of equity is the risk-free rate of return. In practice, the interest rate of long-term risk-free financial investments, e.g. fixed-interest public sector securities, is used as a guideline for determining the prevailing interest rate.

The market risk premium (the price of risk) is the difference between the expected rate of return on the market portfolio and the risk-free rate.
Historical capital market investigations have shown that investments in shares generate between 4.0% and 7.0% higher returns than investments in low-risk debt securities.

The average market risk premium must be modified to reflect the specific risk structure. The CAPM accounts for the company-specific risk within the beta factor. Beta factors represent a weighting figure for the sensitivity of the company's returns compared to the trend of the entire market. They are thus a measure of volatility for the systematic risk. Beta factors of more than one reflect a higher volatility; beta factors of less than one reflect a lower volatility than the market average. Beta factors are ideally determined with reference to the entire equity market, since the concept of systematic and specific risk requires that individual shares are measured in relation to the market portfolio.

When activities in different countries are taken into consideration, it might be appropriate to use country specific risk premiums.

Capital structure

The capital structure is derived from the average capital structure of a group of comparable companies (peer group).
                                                                              49

8. Appendix

D. Selected Peer Companies

Description of the market participants(40)

[] Brasil Pharma S.A. is a Brazilian pharmacy chain. In September 2012, it was operating 1,050 stores, including 681 sotres under the brands Big Ben,
Guararapes, Drogaria Rosario Distrital, Sant'Ana and Mais Economica, and 369
franchised under the name Farmais. The Brazil Pharma S.A. was founded in 2009 and its headquarter is in Sao Paulo.

[] Raia Drogasil S.A. operates in the retail of medicines, perfumes, toiletries, cosmetics, and skin care in Brazil. Operates 864 stores in the states of Sao Paulo, Minas Gerais, Rio de Janeiro, Parana, Goias, Espirito
Santo, Santa Catarina, Rio Grande do Sul, Bahia, Mato Grosso, Mato Grosso do
Sul, and the Federal District. The company is headquartered in Sao Paulo.

[] Walgreen Co., and its subsidiaries, operates a drugstore chain in the United
Sates. Sells goods and services related to health and wellness through pharmacies, phone, and website. The company sells prescription drugs and "OTC"
products for hygiene and beauty, convenience and solutions for health and wellness. Also manages health care clinicsm first aid and occupational health, and fitness centers, to treat patients and manage immunizations and vaccines.
It operates about 8,000 drugstores in 50 states, the District of Columbia and
Puerto Rico. Also operates approximately 700 health centers.
The company was founded in 1901 and is headquartered in Deerfield, Illionois.

[] CVS Caremark Corporation, and its subsidiaries, operates integrated pharmacy and health services in the United States. The company operates its business under the names CVS Caremark Pharmacy Services, Caremark, CVS Caremark,
Careplus CVS / Pharmacy, and RxAmerica Accordant. The segment of pharmacies sells prescription drugs, "OTC", beauty products and cosmetics, convenience and photography services. Products are sold through drugstores, clinics and website. In December 2012, the company operated 7,458 drugstores, 640
MinuteClinics, 31 pharmacies of specialized products, 12 pharmacies delivery of specialized products and other 5 delivery pharmacies. CVS
Caremark Corporation was founded in 1892 and is headquartered in Woonsocket,
Rhode Island.

[] Clicks Group Limited operates in the distribution and retail related to healthcare. Also works with selling of health and beauty in South Africa. Also sells DVDs, games, and accessories under the brand Music. It operates about 600 stores in South Africa. The company was founded in 1968 and is headquartered in
Cape Town, South Africa.

40 Source for all companies presented: Capital IQ.
                                                                              50

8. Appendix

[] Profarma Distribuidora de Produtos Farmaceuticos S. A recently entered the retail channel with the acquisition of Drogasmil and Farmalife chains.  It works with the distribution of pharmaceuticals, health and beauty products.
The company primarily distributes vaccines and hospital products as well as personal care and beauty products, including brand-name  drugs, generics and
"OTC" in the South, Southeast, Northeast, and
Midwest regions of Brazil through its 12 distribution centers.  The company was founded in 1961 and is headquartered in Rio de Janeiro, Brazil.
                                                                              51

9. Exhibits

A.  Discounted Cash Flow                      51
B.  Discount rate                             52
C.  Financial information from Peer Companies 53
                                                                              52

Ultrapar Participações S.A.	Exhibit A
Economic Financial Valuation of Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Reference Date: June 30, 2013

                                                                       Exhibit A
                               [GRAPHIC OMITTED]
                                                                              53

Ultrapar Participações S.A.	Exhibit B
Economic Financial Valuation of Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Reference Date: June 30, 2013

                                                                       Exhibit B
                               [GRAPHIC OMITTED]
                                                                              54

Ultrapar Participações S.A.	Exhibit C
Economic Financial Valuation of Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Reference Date: June 30, 2013

                                                                       Exhibit C
                               [GRAPHIC OMITTED]

Notes:

EV: Enterprise Value; LFY: Latest Fiscal Year; NFY: next fiscal year; n/a: not applicable.
(a) Total invested capital is defined as equity + debt items + preferred stock
- cash and cash equivalents.
(b) Negative multiples have been designated as not meaningful.

                                                                              55

FAIRNESS OPINION PREPARED BY BANCO MORGAN STANLEY S.A.

137

Item 10.

December 11th, 2013
CONFIRMED COPY

Board of Directors
Ultrapar Participações S.A.
Avenida Brigadeiro Luís Antônio, 1,343, São Paulo

Members of the Board of Directors:

We understand that Ultrapar Participações S.A. (“Ultrapar”) and Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”), together with 100% of the shareholders of Extrafarma, have entered into an association agreement dated as of September 30, 2013 (the “Association Agreement”), which provides, among other things, for the merger of all outstanding common shares issued by Extrafarma (the “Extrafarma Common Shares”) into Ultrapar (the “Association”).  Pursuant to the Association Agreement, Extrafarma will become a wholly owned subsidiary of Ultrapar and each outstanding Extrafarma Common Share will be converted into the right to receive up to 7.155418 common shares of Ultrapar, equivalent to 16,028,131 common shares of Ultrapar as per the Association Agreement (the “Consideration”). The terms and conditions of the Association are more fully set forth in the Association Agreement.

You have asked for our opinion as to whether the Consideration pursuant to the Association Agreement is fair from a financial point of view to Ultrapar.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain financial statements and other business and financial information of Extrafarma;

2)	Reviewed certain internal financial statements and other financial and operating data concerning Extrafarma;

3)	Reviewed certain financial projections prepared by the management of Extrafarma and certain assumptions prepared by the management of Ultrapar, respectively;

4)	Reviewed the past and current operations and financial condition and the prospects of Extrafarma

5)	Reviewed the reported prices and trading activity for Ultrapar common shares;

6)	Compared the financial performance of Extrafarma with that of certain other publicly-traded companies comparable with Extrafarma, and their securities;

7)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)	Reviewed the Association Agreement; and

9)	Performed such other analyses and reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the management of Extrafarma and Ultrapar, respectively, and formed a substantial basis for this opinion. With respect to the financial projections and assumptions made available to us by the management teams of Extrafarma and Ultrapar, respectively, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective management teams of Extrafarma and Ultrapar of the future financial performance of Extrafarma. In addition, we have assumed that the Association will be consummated in accordance with the terms set forth in the Association Agreement without any waiver, amendment or delay of any terms or conditions.  Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Association, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Association.  We are not legal, tax or regulatory advisors.  We are financial advisors only and have relied upon, without independent verification, the assessment of Ultrapar and Extrafarma and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of any compensation to any of Extrafarma’s officers, directors or employees, or any class of such persons, relative to the Consideration to be paid to the holders of Extrafarma Common Shares.  We have not made any independent valuation or appraisal of the assets or liabilities of Extrafarma or Ultrapar, nor have we been furnished with any such valuations or appraisals of them.  Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.  Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of Ultrapar in connection with this transaction and will receive a fee for our services.  Morgan Stanley may also seek to provide financial advisory and financing services to Ultrapar in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses.  Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services.  Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Ultrapar or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice.  This opinion is for the information of the Board of Directors of Ultrapar only and may not be used for any other purpose without our prior written consent, notwithstanding, a copy of this opinion in its entirety may be made publicly available by Ultrapar on its website and on the websites of the Brazilian Securities Exchange Commission (CVM), the São Paulo Stock Exchange, the Securities Exchange Commission and the New York Stock Exchange. This opinion shall not be deemed and does not constitute an appraisal report (“laudo de avaliação”), as defined in Law 6,404 of December 15, 1976, or in any regulation issued by the CVM, or equivalent document. If Ultrapar deems necessary or appropriate to prepare an appraisal report or equivalent document in accordance with applicable law and/or regulation, Ultrapar shall take the necessary measures to obtain such appraisal report or equivalent document.

In addition, this opinion does not in any manner address the prices at which the common shares of Ultrapar will trade following consummation of the Association or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of Ultrapar should vote at the shareholders' meetings to be held in connection with the Association

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration pursuant to the Association Agreement is fair from a financial point of view to Ultrapar.

Very truly yours,

BANCO MORGAN STANLEY S.A.

By:	/s/ Alessandro Zema
Alessandro Zema Managing Director

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF ULTRAPAR, DATED DECEMBER 11, 2013

141

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ Nr. 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (10/2013)

Date, Time and Location:

December 11, 2013, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343 - 9th floor, in the City and State of São Paulo.

Attendance:

All members of the Board of Directors were in attendance. Also (i) the members of the Fiscal Council of the Company, pursuant to Article 163, paragraph 3, of Law Nr. 6,404/76; Mr. Flavio Cesar Maia Luz, Mr. Mario Probst and Mr. José Reinaldo Magalhães; (ii) the members of the Board of Executive Officers, Mr. Thilo Mannhardt, Mr. André Covre, Mr. João Benjamin Parolin, Mr. Leocadio de Almeida Antunes Filho, Mr. Pedro Jorge Filho and Mr. Ricardo Isaac Catran; and (iii) representatives of Ernst & Young Assessoria Empresarial Ltda. (“Appraisal Firm”) and Banco Morgan Stanley S.A. (“Morgan Stanley”) were in attendance.

Board:

Chairman: Paulo Guilherme Aguiar Cunha
Secretary: Thilo Mannhardt

Decisions:

The members of the Board of Directors discussed the proposal of merger, by the Company, of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A., a closely-held corporation headquartered in the City of Belém, State of Pará, at Travessa Quintino Bocaiúva, 381, CEP 66053-240, enrolled with the Brazilian Corporate Taxpayers’ Registry of the Ministry of Finance (“CNPJ/MF”) under Nr. 04.899.316/0001-18 (“Extrafarma”), with the consequent conversion of Extrafarma into a wholly-owned subsidiary of the Company (“Merger of Shares”), pursuant to the Association Agreement entered into by and among the Company, Extrafarma and its shareholders on September 30, 2013, and pursuant to Article 252 of Law Nr. 6,404/76, for which a favorable report was provided by the Fiscal Council of the Company.

(Minutes of Board of Directors’ Meeting of Ultrapar Participações S.A, of December 11th, 2013)

The members of the Board of Directors acknowledged that the Merger of Shares is in the interest of the Company and of its shareholders, in order to enable the strengthening of both companies and of their growth perspectives, through (a) the Company’s entry into the significant, growing Brazilian pharmaceutical retail sector, creating new opportunities for value generation to the Company; and (b) the enhanced scale for the expansion of Extrafarma, to be boosted by increased investment capacity, by the widespread presence of Ipiranga’s service stations and Ultragaz’s resellers, and by the implementation of Ultrapar’s corporate governance and incentive systems. The members of the Board of Directors analyzed (i) the draft Protocol and Justification of Merger of Shares issued by Extrafarma by the Company, to be entered into by and among the Officers of the Company and Extrafarma (“Protocol and Justification”); (ii) the economic-financial valuation report of shares issued by Extrafarma, for purposes of Articles 8 and 226 of Law Nr. 6,404/76 (“Appraisal Report”), prepared by the Appraisal Firm, a specialized company appointed by the management of the Company for such appraisal, ad referendum of the Shareholders’ Meeting; (iii) the financial statements of Extrafarma and the financial statements of the Company, both audited and with base-date of June 30th, 2013; and (iv) the fairness opinion on the price of Extrafarma for the Merger of Shares prepared by Banco Morgan Stanley S.A. (“Fairness Opinion”), as well as received all additional clarification requested to the Board of Officers, the representatives of the Appraisal Firm and Morgan Stanley. Subsequently, the members of the Board of Directors inquired the Appraisal Firm’s and Morgan Stanley’s representatives, as experts on the subject, if they have considered in the preparation of their relevant evaluations all the applicable technical and legal provisions, and the Appraisal Firm’s and Morgan Stanley’s representatives, individually, have confirmed the full compliance of their relevant documents with applicable technical and legal rules.

Based on the analysis and discussions, the members of the Board of Directors have concluded that, under their best knowledge, such evaluations were prepared in accordance with the concepts and assumptions such experts freely and independently adopted in the exercise of their duty. Thus, in exercising its fiduciary duty in the fulfillment of its responsibilities, pursuant to Articles 153, 154 and 155 of Law Nr. 6,404/76, and upon verification that all of the foregoing documents and the Merger of Shares are in compliance with the applicable legal and statutory provisions, the members of the Board of Directors decided to recommend and submit to the approval of shareholders of the Company the proposed Merger of Shares, under the terms and conditions of the Protocol and Justification, and authorized the call of an Extraordinary Shareholders’ Meeting of the Company, pursuant to Article 28, items “h” and “m” of the Company’s Bylaws, to deliberate upon the proposal of the Merger of Shares, including the agenda: (i) the Protocol and Justification; (ii) the ratification of the appointment and engagement of the Appraisal Firm as the specialized firm responsible for the preparation of the Appraisal Report, for purposes of the provisions of Articles 226 and 8 of Law Nr. 6,404/76; (iii) the

(Minutes of Board of Directors’ Meeting of Ultrapar Participações S.A, of December 11th, 2013)

Appraisal Report; (iv) the capital increase of the Company and the issuance of new shares due to the Merger of Shares; (v) the amendment of Article 5 of the Company’s Bylaws, in order to reflect the capital increase resulting from the Merger of Shares; (vi) the issuance of subscription warrants due to the Merger of Shares; and (vii) the authorization to the managers of the Company to adopt all measures necessary for the formalization of the Merger of Shares, including before the competent public departments. The members of the Board of Directors also authorized, under the scope of the Merger of Shares, the issuance of the financial statements of the Company with a base-date of June 30, 2013.

The members of the Board of Directors approved, pursuant to Article 28, item “b” of the Bylaws, the election of Mr. Paulo Correa Lazera, Brazilian citizen, married, businessman, holder of identity card RG Nr. 975.948 (SSP/PA) and enrolled with the Brazilian Individuals Taxpayers’ Registry of the Ministry of Finance (“CPF/MF”) under Nr. 056.161.582-91, with business address in the City of Belém, State of Pará, at Travessa Quintino Bocaiúva, Nr. 381, CEP 66053-240, to serve as Officer with no specific designation of the Company, subject to the approval of the Merger of Shares by the Extraordinary Shareholders’ Meeting of the Company to be called according to the foregoing terms. The term of office of Mr. Paulo Correa Lazera shall coincide with the terms of office of the current members of the Board of Executive Officers, until the Annual Shareholders’ Meeting of 2015, which will analyze the documents referred to in Article 133 of Law Nr. 6,404/76, related to fiscal year ended as of December 31, 2014. After the implementation of the foregoing condition, the new Officer may be invested in his position, when he shall represent that (i) there is no ongoing impediment which could prevent him from exercising the activities he has been designated to, (ii) he does not occupy any position in companies that can be considered market competitors of the Company and (iii) he has no conflict of interest with the Company, pursuant to Article 147 of Law Nr. 6,404/76.

The resolutions were taken, with no amendments or exceptions, by all attending members of the Board of Directors.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read, approved and executed by all the undersigned members present.

São Paulo, December 11, 2013.

Members of the Board of Directors:

(Minutes of Board of Directors’ Meeting of Ultrapar Participações S.A, of December 11th, 2013)

Paulo Guilherme Aguiar Cunha – Chairman	Lucio de Castro Andrade Filho – Vice-Chairman

Ana Maria Levy Villela Igel

Ivan de Souza Monteiro	Nildemar Secches

Olavo Egydio Monteiro de Carvalho	Paulo Vieira Belotti

Pedro Wongtschowski	Renato Ochman

Members of the Fiscal Council:

Flavio Cesar Maia Luz	Mario Probst

José Reinaldo Magalhães

Members of the Board of Officers:

Thilo Mannhardt – Chief Executive Officer	André Covre

João Benjamin Parolin	Leocadio de Almeida Antunes Filho

(Minutes of Board of Directors’ Meeting of Ultrapar Participações S.A, of December 11th, 2013)

Pedro Jorge Filho	Ricardo Isaac Catran

MINUTES OF THE FISCAL COUNCIL MEETING OF ULTRAPAR, INCLUDING THE FISCAL COUNCIL REPORT, DATED DECEMBER 11, 2013

147

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ Nr. 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE FISCAL COUNCIL MEETING (13/2013)

Date, Time and Location:

December 11, 2013, at 10:00 am, at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, Nr.1,343 - 9th floor, in the City and State of São Paulo.

Attendance:

(i) Members of the Fiscal Council undersigned; (ii) Mr. Roberto Kutschat Neto, representative of the management of the Company; and (iii) Mrs. Sandra López Gorbe and Denize Sampaio Bicudo, representatives of the legal department of the Company.

Decisions:

The members of the Fiscal Council of the Company, upon analysis of (i) the draft of the Protocol and Justification of Merger of Shares (“incorporações de ações”) issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A., closely-held company with headquarters in the City of Belém, State of Pará, at Travessa Quintino Bocaiúva, Nr. 381, CEP 66053-240, enrolled with the Brazilian Corporate Taxpayers’ Registry of the Ministry of Finance (“CNPJ/MF”) under Nr. 04.899.316/0001-18 (“Extrafarma”) by the Company (“Protocol and Justification”) presented by the law firm Mattos Filho, Veiga Filho, Marrey Junior e Quiroga Advogados;  (ii) the economic-financial valuation report of shares issued by Extrafarma to be merged into the Company’s equity, prepared by Ernst & Young Assessoria Empresarial Ltda., with headquarters at Avenida Presidente Juscelino Kubitschek, Nr. 1.830, 9th floor, Tower I, enrolled with the CNPJ/MF under Nr. 59.527.788/0001-31, (“Appraisal Report”); (iii) the financial statements of Extrafarma and the financial statements of the Company, both with base-date of June 30, 2013, audited, respectively, by KPMG Auditores Independentes and by Deloitte Touche Tohmatsu; and (iv) the fairness opinion on the evaluation of the merger of shares prepared by Banco Morgan Stanley S.A., and upon receipt of all clarification requested to the management of the Company, the independent auditors, the external legal advisors and the experts who prepared the Appraisal Report and the fairness opinion, issued the report included in Annex A and, unanimously, within the limits of their powers established by Law, expressed a favorable opinion on the proposals of

(Minutes of the Fiscal Council Meeting of Ultrapar Participações S.A., of December 11, 2013)

merger of shares, increase of the capital stock and issuance of the subscription warrants, to be submitted to the Shareholders’ Meeting of the Company.

The documents related to the foregoing proposals were deemed proper and to be in accordance with the legal, regulatory and statutory determination related thereto.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read, approved and executed by all the members present.

Flavio César Maia Luz	Mario Probst

José Reinaldo Magalhães

(Minutes of the Fiscal Council Meeting of Ultrapar Participações S.A., of December 11, 2013)

ANNEX A

FISCAL COUNCIL REPORT

The Fiscal Council of Ultrapar Participações S.A. (“Company” or “Ultrapar”), in the exercise of the duty conferred upon it pursuant to item III of Article 163 of Law Nr. 6,404/76, analyzed the proposals, pursuant to the draft of the Protocol and Justification of the Merger of Shares issued by Imifarma Produtos Farmacêuticos e Comésticos S.A. by Ultrapar, which draft was initialed by the members of Fiscal Council and filed in the Company’s headquarters, of (i) merger, by Ultrapar, of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A., closely-held company with headquarters in the City of Belém, State of Pará, at Travessa Quintino Bocaiúva, 381, CEP 66053-240, enrolled with the Brazilian Corporate Taxpayers’ Registry of the Ministry of Finance (CNPJ/MF) under Nr. 04.899.316/0001-18 (“Extrafarma”); (ii) capital increase of the Company upon the issuance of new shares to be delivered to Extrafarma shareholders as a result of the merger of shares; and (iii) issuance of subscription warrants by the Company to be delivered to Extrafarma’s shareholders as a result of the merger of shares. Based on the assessment conducted, on the information and clarifications provided by the management of the Company, the independent auditors, the external legal advisors and the experts who prepared the Appraisal Report and the fairness opinion and upon verification that the documents and the merger of shares to which they refer are in accordance with legal, regulatory and statutory provisions, the members of the Fiscal Council, under the limits of their attributions as established by Law Nr. 6,404/76, PROVIDE A FAVORABLE OPINION on the proposal that will be submitted to Ultrapar shareholders at the Extraordinary Shareholders’ Meeting to be called by the Board of Directors in connection with the merger, by Ultrapar, of shares  issued by Extrafarma.

SPECIAL PURPOSE INTERIM FINANCIAL STATEMENTS OF ULTRAPAR FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013, AUDITED BY DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES

151

Item 14

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Special Purpose Individual and Consolidated Interim
Financial Statements for
the Six-month Period Ended
June 30, 2013
Merger of Imifarma Produtos
Farmacêuticos e
Cosméticos S.A. Shares

Ultrapar Participações S.A. and Subsidiaries

Special Purpose Interim Financial Statements
for the Six-month Period Ended June 30, 2013

Independent Auditors’ Report on Interim Financial Statements	3 – 5

Balance sheets	6 – 7

Income statements	8 – 9

Notes to the interim financial statements	10 – 82

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT ON INTERIM FINANCIAL STATEMENTS

To the Shareholders, Board of Directors and Management of
Ultrapar Participações S.A.
São Paulo - SP

We have audited the accompanying special purpose individual and consolidated interim financial statements of Ultrapar Participações S.A. (the “Company”), identified as Parent and Consolidated, respectively, which comprise the individual and consolidated balance sheets as of June 30, 2013 and the individual and consolidated statements of income for the six-month period then ended, as well as a summary of significant accounting policies and other explanatory information. These special purpose individual interim financial statements were prepared by the Company’s Management in accordance with the accounting practices adopted in Brazil, and the special purpose consolidated interim financial statements were prepared by the Company’s Management in accordance with the International Financial Reporting Standards - IFRS, issued by the International Accounting Standards Board - IASB, and the accounting practices adopted in Brazil.

Management’s responsibility for the special purpose interim financial statements

The Company’s Management is responsible for the preparation and fair presentation of the special purpose individual interim financial statements in accordance with the accounting practices adopted in Brazil and the special purpose consolidated interim financial statements in accordance with the IFRS, issued by IASB, and the accounting practices adopted in Brazil and for the presentation for the special purpose of complying with the requirements of the Brazilian Securities and Exchange Commission (CVM) Instruction 319/99, for the merger of shares of Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, as well as for such internal control as Management determines is necessary to enable the preparation of these special purpose interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these special purpose interim financial statements based on our audit. We conducted our audit in accordance with Brazilian and international standards on auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the special purpose interim financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the special purpose interim financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of risks of material misstatement of the special purpose interim financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the special purpose interim financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the special purpose interim financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the special purpose individual interim financial statements

In our opinion, the special purpose individual interim financial statements referred to above present fairly, in all material respects, the financial position of Ultrapar Participações S.A. as of June 30, 2013 and its financial performance for the six-month period then ended in accordance with the accounting practices adopted in Brazil.

Opinion on the special purpose consolidated interim financial statements

In our opinion, the special purpose consolidated interim financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultrapar Participações S.A. as of June 30, 2013 and its consolidated financial performance for the six-month period then ended in accordance with the IFRS, issued by IASB, and the accounting practices adopted in Brazil.

Emphasis of matter

Measurement of investments in subsidiaries, associates and joint ventures

We draw attention to note 2 to the special purpose interim financial statements, which states that the special purpose individual financial statements have been prepared in accordance with the accounting practices adopted in Brazil. In the case of Ultrapar Participações S.A., these accounting practices differ from the IFRS, applicable to separate financial statements, only with respect to the measurement of investments in subsidiaries, associates and joint ventures by the equity method of accounting, which, for purposes of IFRS, would be measured at cost or fair value. Our opinion is not qualified in respect of this matter.

Basis for preparation and presentation of the special purpose interim financial statements and restriction of use and distribution

Without modifying our opinion, we draw attention to note 2 to the special purpose interim financial statements, which describes that these special purpose interim financial statements were prepared only with a special purpose to be used as a basis for the merger of shares of Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, as required by CVM Instruction 319/99. As such, the special purpose interim financial statements include only the individual and consolidated balance sheets as of June 30, 2013 and the individual and consolidated statements of income for the six-month period then ended and do not represent a complete set of general purpose financial statements prepared in accordance with the IFRS and accounting practices adopted in Brazil and thus may not be used for any other purposes.

Other matters

The accompanying special purpose interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, December 11, 2013

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of June 30, 2013

(In thousands of Brazilian Reais)

		Parent	Consolidated
Assets	Note	06/30/2013	06/30/2013
Current assets
Cash and cash equivalents	4	546,894	2,060,161
Financial investments	4	33,253	1,024,515
Trade receivables	5	-	2,483,474
Inventories	6	-	1,396,585
Recoverable taxes	7	45,694	401,077
Dividends receivable		179,548	-
Other receivables		1,102	30,209
Prepaid expenses	10	-	99,633
Total current assets		806,491	7,495,654
Non-current assets
Financial investments	4	-	104,533
Trade receivables	5	-	130,505
Related parties	8.a	767,149	10,858
Deferred income and social contribution taxes	9.a	7	430,623
Recoverable taxes	7	-	44,595
Escrow deposits		148	557,896
Other receivables		-	11,750
Prepaid expenses	10	-	83,497
		767,304	1,374,257

Investments
In subsidiaries	11.a	5,337,490	-
In joint-ventures	11.a;11.b	19,551	36,709
In associates	11.c	-	13,096
Other		-	2,814
Property, plant and equipment	12;14.i	-	4,686,115
Intangible assets	13	246,163	1,977,666
		5,603,204	6,716,400

Total non-current assets		6,370,508	8,090,657

Total assets		7,176,999	15,586,311

The accompanying notes are an integral part of these interim financial statements.

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of June 30, 2013

(In thousands of Brazilian Reais)

		Parent	Consolidated
Liabilities	Note	06/30/2013	06/30/2013
Current liabilities
Loans	14	-	1,723,259
Debentures	14.g	13,841	19,433
Finance leases	14.i	-	1,883
Trade payables	15	39	986,259
Salaries and related charges	16	141	207,869
Taxes payable	17	30	134,598
Dividends payable	20.g	8,579	15,295
Income and social contribution taxes payable		-	40,875
Post-employment benefits	24.b	-	10,035
Provision for assets retirement obligation	18	-	3,482
Provision for tax, civil and labor risks	23.a	-	53,017
Other payables		214	13,170
Deferred revenue	19	-	13,059
Total current liabilities		22,844	3,222,234
Non-current liabilities
Loans	14	-	3,594,038
Debentures	14.g	797,240	1,397,054
Finance leases	14.i	-	43,401
Related parties	8.a	-	3,872
Deferred income and social contribution taxes	9.a	-	85,922
Provision for tax, civil and labor risks	23.a	524	562,666
Post-employment benefits	24.b	-	125,511
Provision for assets retirement obligation	18	-	67,977
Other payables		-	94,109
Deferred revenue	19	-	8,731
Total non-current liabilities		797,764	5,983,281
Shareholders’ equity
Share capital	20.a	3,696,773	3,696,773
Capital reserve	20.c	20,246	20,246
Revaluation reserve	20.d	6,583	6,583
Profit reserves	20.e	2,221,555	2,221,555
Treasury shares	20.b	(114,885)	(114,885)
Retained earnings		530,007	530,007
Valuation adjustments	2.c;20.f	(12,602)	(12,602)
Cumulative translation adjustments	2.r;20.f	8,714	8,714
Shareholders’ equity attributable to:
Shareholders of the Company		6,356,391	6,356,391
Non-controlling interests in subsidiaries		-	24,405
Total shareholders’ equity		6,356,391	6,380,796
Total liabilities and shareholders’ equity		7,176,999	15,586,311

The accompanying notes are an integral part of these interim financial statements.

Ultrapar Participações S.A. and Subsidiaries

Income statements

For the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, except earnings per share)

	Note	Parent

Operating income (expenses)
General and administrative	26	(5,196)
Other operating income, net		5,246

Operating income before financial income (expenses) and share of profit of subsidiaries and joint ventures		50
Financial income	28	48,602
Financial expenses	28	(45,760)
Share of profit of subsidiaries and joint ventures	11	584,956

Income before income and social contribution taxes		587,848

Income and social contribution taxes
Current	9.b	(60,908)
Deferred	9.b	(36)
		(60,944)

Net income for the period		526,904

Net income for the period attributable to:
Shareholders of the Company		526,904

Earnings per share (based on weighted average of shares outstanding) – R$
Basic	29	0.9866
Diluted	29	0.9823

The accompanying notes are an integral part of these interim financial statements.

Ultrapar Participações S.A. and Subsidiaries

Income statements

For the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, except earnings per share)

	Note	Consolidated
Net revenue from sales and services	25	28,804,072
Cost of products and services sold	26	(26,580,121)

Gross profit		2,223,951

Operating income (expenses)
Selling and marketing	26	(848,603)
General and administrative	26	(485,577)
Income from disposal of assets	27	14,722
Other operating income, net		35,245

Operating income before financial income (expenses) and share of profit of joint ventures and associates		939,738
Financial income	28	100,438
Financial expenses	28	(255,282)
Share of profit of joint ventures and associates	11	(2,042)

Income before income and social contribution taxes		782,852

Income and social contribution taxes
Current	9.b	(244,695)
Deferred	9.b	(30,051)
Tax incentives	9.b;9.c	22,100
		(252,646)

Net income for the period		530,206

Net income for the period attributable to:
Shareholders of the Company		526,904
Non-controlling interests in subsidiaries		3,302

Earnings per share (based on weighted average of shares outstanding) – R$
Basic	29	0.9866
Diluted	29	0.9823

The accompanying notes are an integral part of these interim financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”), is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of Săo Paulo – SP, Brazil.

The Company engages in the investment of its own capital in services, commercial and industrial activities, by the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”). The Company also operates in oil refining through its joint-venture in Refinaria de Petróleo Riograndense S.A. (“RPR”).

On September 30, 2013, in order to operate in the retail and wholesale of the pharmacy segment, Ultrapar signed an association agreement with Imifarma Produtos Farmacêuticos e Cosméticos S.A.(“Imifarma”), which operates a drugstore chain in Brazil through the brand Extrafarma. The closing of the transaction is expected to take place in the first quarter of 2014. For further details see Material Notice released on September 30, 2013.

2.	Summary of significant accounting policies

These individual and consolidated interim financial statements as of June 30, 2013 have been prepared only for the special purpose of complying with the requirements of Instruction No. 319/99 of the Brazilian Securities and Exchange Commission - CVM for the merger of shares of Imifarma into Ultrapar. These interim financial statements include only the individual and consolidated balance sheets as of June 30, 2013 and the individual and consolidated income statements for the six-month period ended June 30, 2013, according to the terms of item 29.12 of CVM Ofício-Circular/CVM/SNC/SEP nº 01/2007. Therefore these interim financial statements do not represent a complete set of financial statements and may not be used for other purposes.

The special purpose consolidated interim financial statements (“consolidated interim financial statements”) have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the accounting practices adopted in Brazil (“BR GAAP”) and were presented considering the special purpose described above.

The special purpose individual interim financial statements (“individual interim financial statements”) have been prepared in accordance with BR GAAP and were presented considering the special purpose described above. The investments in subsidiaries, associates and joint ventures are measured by the equity method of accounting, which, for purposes of IFRS, would be measured at cost or fair value.

The individual interim financial statements and consolidated interim financial statements together are “interim financial statements”.

The accounting practices adopted in Brazil comprise the Brazilian Corporate Law and the Pronouncements, Guidelines and Interpretations issued by the Accounting Pronouncements Committee - CPC and approved by the Federal Accounting Council - CFC and the Brazilian Securities and Exchange Commission - CVM.

The presentation currency of the Company’s individual and consolidated interim financial statements is the Brazilian Real (“R$”), which is the Company’s functional currency.

The accounting policies described below were applied by the Company and its subsidiaries in a consistent manner in these interim financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

a.	Recognition of income

Revenue and cost of sales are recognized when all risks and benefits associated with the products are transferred to the purchaser. Revenue from services provided and their costs are recognized when the services are provided. Costs of products and services sold provided include goods (mainly fuels/lubricants and LPG), raw materials (chemicals and petrochemicals) and production, distribution, storage and filling costs.

b.	Cash and cash equivalents

Include cash, banks deposits and short-term highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further details on cash and cash equivalents of the Company and its subsidiaries.

c.	Financial instruments
In accordance with International Accounting Standards (“IAS”) 32, IAS 39 and IFRS 7 (CPC 38, 39 and 40 (R1)), the financial instruments of the Company and its subsidiaries are classified in accordance with the following categories:

•
Measured at fair value through profit or loss: financial assets and liabilities held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation and changes in fair value are recognized in profit or loss.

•
Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

•
Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in a specific account in the shareholders’ equity. Accumulated gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case of prepayment.

•
Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variation are recognized in profit or loss. The balances are stated at acquisition cost plus the interests, using the effective interest rate method. Loans and receivables include cash and banks, trade receivables, dividends receivable and other trade receivables.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

The Company and its subsidiaries use derivative financial instruments for hedging purposes, applying the concepts described below:

•	Fair value hedge: derivative financial instrument used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss.

•
Hedge accounting: In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14, and 22.

d.	Trade receivables
Trade receivables are recognized at the amount invoiced, adjusted to present value if applicable, including all direct taxes attributable to the Company and its subsidiaries. An allowance for doubtful accounts is recorded based on estimated losses and is set at an amount deemed by management to be sufficient to cover any probable loss on realization of trade receivables (see Note 22 - Customer credit risk).

e.	Inventories
Inventories are stated at the lower of acquisition cost or net realizable value. The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials or supplies that (i) do not meet the Company and its subsidiaries’ specifications, (ii) have exceeded their expiration date or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial team.

f.	Investments
Investments in subsidiaries are accounted for under the equity method of accounting in the individual interim financial statements.

Investments in associates in which management has a significant influence or in which it holds 20% or more of the voting stock, or that are under shared control are also accounted for under the equity method of accounting in the interim financial statements (see Note 11).

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Property, plant and equipment
Property, plant and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission or to restore assets (see Note 18).

Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12, taking into account the useful life of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

h.	Leases
•   Finance leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are capitalized at lease commencement at their fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the straight-line method based on the useful lives applicable to each group of assets as mentioned in Notes 12 and 13. Financial charges under the finance lease contracts are allocated to profit or loss over the lease contract term, based on the amortized cost and the effective interest rate method of the related lease obligation (see Note 14.i).

•   Operating leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where there is no purchase option or the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expenses in the income statement on a straight-line basis over the term of the lease contract (see Note 23.g).

i.	Intangible assets
Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

•
Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible asset corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually for impairment. Goodwill is allocated to the respective cash generating units (“CGU”) for impairment testing purposes.

•
Bonus disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as distribution rights when paid and amortized using the straight-line method according to the term of the agreement.

•
Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, for the periods mentioned in Note 13, taking into account their useful life, which is reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were created internally. The Company and its subsidiaries have not recognized intangible assets that have an indefinite useful life, except for goodwill and the “am/pm” brand.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

j.	Other assets
Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.u).

k.	Financial liabilities
The Company and its subsidiaries’ financial liabilities include trade payables and other payables, loans, debentures and hedging instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortised cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – fair value hedge). The financial liabilities at amortised cost are stated at the initial transaction amount plus related charges and transaction costs, net of amortization. The charges are recognized in profit or loss using the effective interest rate method (see Note 14.j).

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt or equity instruments, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method.

l.	Income and social contribution taxes on income
Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates, considering the value of tax incentives. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the interim financial statements. For further details about recognition and realization of IRPJ and CSLL, see Note 9.

m.	Provision for assets retirement obligation – fuel tanks
The Company and its subsidiaries have the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when tanks are installed. The estimated cost is recognized in property, plant and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are monetarily restated until the respective tank is removed (see Note 18). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount.

n.	Provisions for tax, civil and labor risks
A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on evaluation of the outcomes of the legal proceedings (see Note 23 items a,b,c,d).

o.	Post-employment benefits
Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method (see Note 24.b). The actuarial gains and losses are recognized in other comprehensive income and presented in the shareholder’s equity. Past service cost is recognized through the income statement.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

p.	Other liabilities
Other liabilities are stated at known or measurable amounts plus, if applicable, related charges, monetary restatement and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value based on interest rates that reflect the term, currency and risk of each transaction.

q.	Foreign currency transactions
Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the end of the reporting period. The effect of the difference between those exchange rates is recognized in profit or loss until the conclusion of each transaction.

r.	Basis for translation of interim financial statements of foreign subsidiaries
Assets and liabilities of the foreign subsidiaries, denominated in currencies other than that of the Company (functional currency: Brazilian Real), which have administrative autonomy, are translated using the exchange rate at the end of the reporting period. Revenues and expenses are translated using the average exchange rate of each period and shareholders’ equity are translated at the historic exchange rate of each transaction affecting shareholders’ equity. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as cumulative translation adjustments and will be recognized in profit or loss if these investments are disposed of. The recognized balance in other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments as of June 30, 2013 was a gain of R$ 8,714.

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy, are listed below:

Subsidiary	Functional currency	Location

Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Andina, C.A.	Bolivar	Venezuela
Oxiteno Uruguay S.A.	U.S. Dollar	Uruguay

According to IAS 29, Venezuela is classified as a hyperinflationary economy. As a result, the interim financial statements of Oxiteno Andina, C.A. (“Oxiteno Andina”) were adjusted by the Venezuelan Consumer Price Index.

The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar, as its sales and purchases of goods, and financing activities are performed substantially in this currency.

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered as an extention of the activities of their parent company and are translated using the exchange rate at the end of the reporting period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The gain recognized in income as of June 30, 2013 amounted to R$ 2,667.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

s.	Use of estimates, assumptions and judgments
The preparation of the interim financial statements requires the use of estimates, assumptions and judgments for the accounting of certain assets, liabilities and income. Therefore, Company and subsidiaries’ management use the best information available at the time of preparation of the interim financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The interim financial statements therefore include estimates, assumptions and judgments related mainly to determining the fair value of financial instruments (Notes 4, 14 and 22), the determination of the allowance for doubtful accounts (Note 5), the determination of provisions for income taxes (Note 9), the useful life of property, plant and equipment (Note 12), the useful life of intangible assets and the determination of the recoverable amount of goodwill (Note 13), provisions for assets retirement obligations (Note 18), tax, civil and labor provisions (Note 23 items a,b,c,d) and estimates for the preparation of actuarial reports (Note 24.b). The actual result of the transactions and information may differ from their estimates.

t.	Impairment of assets
The Company and its subsidiaries review, at least annually, the existence of indication that an asset may be impaired. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (CGU). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

To assess the value in use, the Company and its subsidiaries consider the projections of future cash flows, trends and outlooks, as well as the effects of obsolescence, demand, competition and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, the impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized in the period presented.

u.	Adjustment to present value
Some of the Company’s subsidiaries recognized a present value adjustment to Tax on Goods and Services (“ICMS”, the Brazilian VAT) credit balances related to property, plant and equipment (CIAP – see Note 7). Because recovery of these credits occurs over a 48 months period, the present value adjustment reflects, in the interim financial statements, the time value of the ICMS credits to be recovered.

The Company and its subsidiaries reviewed all items classified as non-current and, when relevant, current assets and liabilities and did not identify the need to recognize other present value adjustments.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

v.	Adoption of the pronouncements issued by CPC and IFRS

The following standards issued by IASB were effective on January 1st, 2013, but CPC has not yet issued pronouncements equivalent to these IAS/IFRS. The adoption of these pronouncements is subject to approval by the CVM and we expect no significant impacts on the interim financial statements of the Company and its subsidiaries:

• Amendments to IAS 1 – Presentation of financial statements: other comprehensive income
• Amendments to IFRS 7 – Financial instruments: offsetting financial assets and liabilities

Certain standards, amendments and interpretations to IFRS issued by IASB that have been issued but are not yet effective were not applied as of June 30, 2013, as follows:

Effective date
• Amendments to IAS 32 – Financial instruments: presentation	2014
• IFRS 9 – Financial instruments’ classification and measurement	2015

CPC has not yet issued pronouncements equivalent to these IAS/IFRS, but is expected to do so before the date they become effective. The adoption of IFRS pronouncements is subject to prior approval by the CVM.

w.	Authorization for issuance of the interim financial statements
These interim financial statements were authorized for issue by the Board of Directors on December 11, 2013.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

3.	Principles of consolidation and investments in subsidiaries

The consolidated interim financial statements were prepared following the basic principles of consolidation established by IFRS 10 (CPC 36 (R3)). Investments of one company in another, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated shareholders’ equity and net income.

The consolidated interim financial statements include the following direct and indirect subsidiaries:

		% interest in the share - 06/30/2013
		Control
	Location	Direct control	Indirect control
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	-
Terminal Químico de Aratu S.A. – Tequimar	Brazil	-	99
Temmar - Terminal Marítimo do Maranhăo S.A.	Brazil	-	100
Oxiteno S.A. Indústria e Comércio	Brazil	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	-	100
Oxiteno Uruguay S.A.	Uruguay	-	100
Barrington S.L.	Spain	-	100
Oxiteno México S.A. de C.V.	Mexico	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	-	100
Oxiteno USA LLC	United States	-	100
Global Petroleum Products Trading Corp.	Virgin Islands	-	100
Oxiteno Overseas Corp.	Virgin Islands	-	100
Oxiteno Andina, C.A.	Venezuela	-	100
Oxiteno Europe SPRL	Belgium	-	100
Oxiteno Colombia S.A.S	Colombia	-	100
Oxiteno Shanghai Trading LTD.	China	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	-	100
Ipiranga Produtos de Petróleo S.A.	Brazil	100	-
am/pm Comestíveis Ltda.	Brazil	-	100
Centro de Conveniências Millennium Ltda.	Brazil	-	100
Conveniência Ipiranga Norte Ltda.	Brazil	-	100
Ipiranga Trading Limited	Virgin Islands	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	-	100
Ipiranga Imobiliária Ltda.	Brazil	-	100
Ipiranga Logística Ltda.	Brazil	-	100
Isa-Sul Administraçăo e Participações Ltda.	Brazil	-	100
Companhia Ultragaz S.A.	Brazil	-	99
Bahiana Distribuidora de Gás Ltda.	Brazil	-	100
Utingás Armazenadora S.A.	Brazil	-	57
LPG International Inc.	Cayman Islands	-	100
Imaven Imóveis Ltda.	Brazil	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	-	100
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	-	100

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

In June 2013, in order to simplify the corporate structure, the subsidiary Melamina Ultra S.A. Indústria Química was merged into subsidiary Ultracargo – Operações Logísticas e Participações Ltda. (“Ultracargo Participações”).

The Company and its subsidiaries maintain a shared equity interest in the following companies, whose bylaws establish joint control. These joint ventures are accounted for under the equity method of accounting by the Company and its subsidiaries, as required by IFRS 11 (CPC 19 (R2)) – see Note 11.b).

		% interest in the share - 06/30/2013
		Control

	Location	Direct control	Indirect control
Uniăo Vopak Armazéns Gerais Ltda.	Brazil	-	50
ConectCar Soluções de Mobilidade Eletrônica S.A.	Brazil	-	50
Refinaria de Petróleo Riograndense S.A.	Brazil	33	-

 The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

a) Business combination – acquisition of American Chemical I.C.S.A. (current Oxiteno Uruguay)

On November 1st, 2012, the Company, through its subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”), purchased 100% of the shares of American Chemical, a Uruguayan specialty chemicals company. American Chemical owns a plant in Montevideo, with production capacity of 81 thousand tons of specialty chemicals, particularly sulfonate and sulfate surfactants for the home and personal care industries, as well as products for the leather industry. The total amount paid was R$ 113,603, including the adjustments of working capital in the amount of R$ 6,168, paid in the first quarter of 2013.

The purchase price paid for the shares was allocated among the identified assets acquired and liabilities assumed, measured at fair value. The recognition of fair values of inventories, property, plant and equipment and intangible assets was concluded in the first semester of 2013. During the process of identification of assets and liabilities, intangible assets which were not recognized in the acquired entity’s books were also taken into account. The goodwill is R$ 44,856.

The table below summarizes the assets acquired and liabilities assumed as of the acquisition date:

Current assets		Current liabilities
Cash and cash equivalents	7,147	Loans	32,481
Trade receivables	31,169	Trade payables	32,443
Inventories	33,459	Salaries and related charges	3,431
Recoverable taxes	3,163	Other	1,869
Other	1,906		70,224
	76,844

Non-current assets		Non-current liabilities
Property, plant and equipment	68,420	Loans	7,362
Intangible assets	1,969	Deferred income and social
Deferred income and social contribution taxes	7,465	contribution taxes	8,365
Goodwill	44,856		15,727
	122,710	Total liabilities assumed	85,951

Total assets acquired and goodwill	199,554	Consideration transferred	113,603

 For details on property, plant and equipment and intangible assets acquired, see Notes 12 and 13, respectively.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

4.	Cash and cash equivalents and financial investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (“CDI”), in repurchase agreement and in short term investments funds, whose portfolio comprised exclusively of Brazilian Federal Government bonds; (ii) outside Brazil, in certificates of deposit of first-rate financial institutions and in short-term investment funds with a portfolio composed exclusively of bonds issued by the U.S. Government; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 22, according to their characteristics and intention of the Company and its subsidiaries.

The balance of cash, cash equivalents and financial investments (Consolidated) amounted to R$ 3,189,209 at June 30, 2013 and are distributed as follows:

•	Cash and cash equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	Parent	Consolidated
	06/30/2013	06/30/2013

Cash and bank deposits
In local currency	90	40,711
In foreign currency	-	55,621

Financial investments
In local currency
Fixed-income securities and funds	546,804	1,959,385
In foreign currency
Fixed-income securities and funds	-	4,444

Total cash and cash equivalents	546,894	2,060,161

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

•	Financial investments

The financial investments of the Company and its subsidiaries, which are not classified as cash and cash equivalents, are distributed as follows:

	Parent	Consolidated
	06/30/2013	06/30/2013

Financial investments
In local currency
Fixed-income securities and funds	33,253	664,122

In foreign currency
Fixed-income securities and funds	-	334,682

Currency and interest rate hedging instruments (a)	-	130,244

Total financial investments	33,253	1,129,048

Current	33,253	1,024,515

Non-current	-	104,533

(a) Accumulated gains, net of income tax (see Note 22).

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

5.	Trade receivables (Consolidated)

06/30/2013

Domestic customers	2,299,293
Reseller financing - Ipiranga	268,292
Foreign customers	186,403
(-) Allowance for doubtful accounts	(140,009)

Total	2,613,979

Current	2,483,474

Non-current	130,505

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade receivables, gross of allowance for doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days

06/30/2013	2,753,988	2,473,909	76,428	10,712	6,161	14,073	172,705

Movements in the allowance for doubtful accounts are as follows:

Balance at December 31, 2012	128,816
Additions	15,460
Write-offs	(4,267)
Balance at June 30, 2013	140,009

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

6.	Inventories (Consolidated)

	06/30/2013
	Cost	Provision for losses	Net balance

Finished goods	258,395	(5,360)	253,035
Work in process	2,054	-	2,054
Raw materials	191,889	(135)	191,754
Liquefied petroleum gas (LPG)	39,625	-	39,625
Fuels, lubricants and greases	730,885	(728)	730,157
Consumable materials and bottles for resale	60,796	(1,122)	59,674
Advances to suppliers	95,046	-	95,046
Properties for resale	25,240	-	25,240

	1,403,930	(7,345)	1,396,585

Movements in the provision for losses are as follows:

Balance at December 31, 2012	8,443
Recoveries of realizable value adjustment	(1,174)
Additions of obsolescence and other losses	76
Balance at June 30, 2013	7,345

The breakdown of provisions for losses related to inventories is shown in the table below:

06/30/2013
Realizable value adjustment	4,236
Obsolescence and other losses	3,109
Total	7,345

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

7.	Recoverable taxes

Recoverable taxes are substantially represented by credits of ICMS, Taxes for Social Security Financing (COFINS), Employee’s Profit Participation Program (PIS), IRPJ and CSLL.

	Parent	Consolidated
	06/30/2013	06/30/2013

IRPJ and CSLL (1)	45,694	143,106
ICMS	-	196,523
Provision for ICMS losses (2)	-	(60,720)
Adjustment to present value of ICMS on property, plant and equipment - CIAP (see Note 2.u)	-	(482)
PIS and COFINS	-	124,095
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and Oxiteno Uruguay	-	31,606
Excise tax - IPI	-	3,853
Other	-	7,691

Total	45,694	445,672

Current	45,694	401,077

Non-current	-	44,595

(1) The decrease in the balance of recoverable IRPJ and CSLL is due to their offset with IRPJ and CSLL payable levied on interest on equity received by the Parent Company in the second quarter of 2013.

(2) The provision for ICMS losses relates to tax credits that the subsidiaries believe to be unable to offset in the future and its movements are as follows:

Balance at December 31, 2012	61,717
Additions	2,206
Write-offs	(3,203)
Balance at June 30, 2013	60,720

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

8.	Related parties

a.	Related parties

•	Parent company

	Assets Debentures	Financial income

Ipiranga Produtos de Petróleo S.A.	767,149	38,872
Total as of June 30, 2013	767,149	38,872

In March 2009, Ipiranga made its first private offering in a single series of 108 debentures at each face value of R$ 10,000,000.00 (ten million Brazilian Reais), nonconvertible into shares, unsecured debentures. The Company subscribed 75 debentures with maturity on March 31, 2016 and semiannual remuneration linked to CDI.

•	Consolidated

	Loans		Commercial transactions
	Assets	Liabilities	Receivables1	Payables1

Oxicap Indústria de Gases Ltda.	10,368	-	-	2,775
Química da Bahia Indústria e Comércio S.A.	-	3,046	-	-
Refinaria de Petróleo Riograndense S.A.	-	-	-	2,377
ConectCar Soluções de Mobilidade Eletrônica S.A.	-	-	299	-
Others	490	826	-	-
Total as of June 30, 2013	10,858	3,872	299	5,152

1 Included in “trade receivables” and “trade payables”, respectively.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

	Commercial transactions
	Sales	Purchases

Oxicap Indústria de Gases Ltda.	3	5,981
Refinaria de Petróleo Riograndense S.A.	-	15,188
ConectCar Soluções de Mobilidade Eletrônica S.A.	4,662	-
Total as of June 30, 2013	4,665	21,169

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation and storage services based on an arm’s-length market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar refer to the adhesion to Ipiranga’s marketing plan and services provided. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no allowance for doubtful accounts or collaterals are provided. Collaterals provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 14.k). Intercompany loans are contracted in light of temporary cash surpluses or deficits of the Company, its subsidiaries and its associates.

b.	Key executives - Compensation (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintenance of a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation EVA®  and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. Further details about the Deferred Stock Plan are contained in Note 8.c) and about post-employment benefits in Note 24.b).

As of June 30, 2013, the Company and its subsidiaries recognized expenses for compensation of its key executives (Company’s directors and executive officers) in the amount of R$ 15,563. Out of this total, R$ 12,929 relates to short-term compensation, R$ 1,893 to stock compensation  and R$ 741 to post-employment benefits.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Deferred Stock Plan

On April 27, 2001, the General Shareholders’ Meeting approved a benefit plan to members of management and employees in executive positions in the Company and its subsidiaries. On November 26, 2003, the Extraordinary General Shareholders’ Meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management of the Company and its subsidiaries have the voting and economic rights of shares and the ownership of these shares is retained by the subsidiaries of the Company. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. At June 30, 2013, the amount granted to the company’s executives, including tax charges, amounted R$ 63,643. This amount is amortized over the vesting period of Deferred Stock Plan. The amortization as of June 30, 2013 in the amount of R$ 4,950  was recognized as a general and administrative expense. The fair value of the awards were determined on the grant date based on the market value of the shares on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Brazilian Securities, Commodities and Futures Exchange.

The table below summarizes shares provided to the Company and its subsidiaries’ management:

Grant date	Number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total compensation costs, including taxes	Accumulated recognized compensation costs	Accumulated unrecognized compensation costs

November 7, 2012	350,000	5 to 7 years	42.90	20,710	(2,345)	18,365
December 14, 2011	120,000	5 to 7 years	31.85	5,272	(1,418)	3,854
November 10, 2010	260,000	5 to 7 years	26.78	9,602	(4,349)	5,253
December 16, 2009	250,000	5 to 7 years	20.75	7,155	(4,355)	2,800
October 8, 2008	576,000	5 to 7 years	9.99	8,090	(6,556)	1,534
December 12, 2007	106,640	5 to 7 years	16.17	3,570	(3,246)	324
November 9, 2006	207,200	10 years	11.62	3,322	(2,215)	1,107
December 14, 2005	93,600	10 years	8.21	1,060	(804)	256
October 4, 2004	167,900	10 years	10.20	2,361	(2,066)	295
December 18, 2003	239,200	10 years	7.58	2,501	(2,397)	104
	2,370,540			63,643	(29,751)	33,892

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Income and social contribution taxes

a.	Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax credits and debits, which are not subject to statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of property, plant and equipment, among others. Credits are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent	Consolidated
	06/30/2013	06/30/2013

Assets - Deferred income and social contribution taxes on:
Provision for impairment of assets	-	28,228
Provisions for tax, civil and labor risks	7	110,786
Provision for post-employment benefit (see Note 24.b)	-	46,086
Goodwill (see Note 13)	-	95,780
Provision for assets retirement obligation	-	14,317
Other provisions	-	75,130
Tax losses and negative basis for social contribution carryforwards (d)	-	60,296

Total	7	430,623

Liabilities - Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	3,192
Lease	-	5,957
Provision for differences between cash and accrual basis	-	50,582
Provision for goodwill/negative goodwill	-	5,426
Temporary differences of foreign subsidiaries	-	4,242
Other provisions	-	16,523

Total	-	85,922

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated

Up to 1 year	-	155,683
From 1 to 2 years	-	85,163
From 2 to 3 years	-	54,820
From 3 to 5 years	7	32,989
From 5 to 7 years	-	65,932
From 7 to 10 years	-	36,036

	7	430,623

b.	Reconciliation of income and social contribution taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent	Consolidated
	06/30/2013	06/30/2013

Income before taxes and share of profit of subsidiaries, joint ventures and associates	2,892	784,894
Statutory tax rates - %	34	34
Income and social contribution taxes at the statutory tax rates	(983)	(266,864)
Adjustments to the statutory income and social contribution taxes:
Operating provisions and nondeductible expenses/nontaxable revenues	(355)	(12,026)
Adjustment to estimated income	-	3,206
Interest on equity	(59,617)	(218)
Other adjustments	11	1,156
Income and social contribution taxes before tax incentives	(60,944)	(274,746)

Tax incentives - SUDENE	-	22,100
Income and social contribution taxes in the income statement	(60,944)	(252,646)

Current	(60,908)	(244,695)
Deferred	(36)	(30,051)
Tax incentives - SUDENE	-	22,100

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Tax incentives - SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendency for the Development of the Northeast (“SUDENE”):

Subsidiary	Units	Incentive - %	Expiration

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Caucaia base (1)	75	2012
	Mataripe base	75	2013
	Aracaju base	75	2017
	Suape base	75	2018

Terminal Químico de Aratu S.A. – Tequimar	Aratu terminal (2)	75	2012
	Suape terminal	75	2020

Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2022

(1) In the fourth quarter of 2013 the subsidiary will request the extension of the recognition of tax incentive for another 10 years, due the production increase verified in the Caucaia base.

(2) In April 2013 the subsidiary requested the extension of the recognition of tax incentive for another 10 years, due the modernization verified in the Aratu terminal.

d.	Income and social contribution taxes carryforwards

As of June 30, 2013, the Company and certain subsidiaries have loss carryforwards (income tax) amounting to R$ 181,181 and negative basis of CSLL of R$ 166,675, whose compensations are limited to 30% of taxable income, which do not expire. Based on these values the Company and its subsidiaries recognized deferred income and social contribution tax assets in the amount of R$ 60,296 as of June 30, 2013.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Prepaid expenses (Consolidated)

06/30/2013

Rents	69,134
Deferred Stock Plan, net (see Note 8.c)	27,343
Software maintenance	8,974
Insurance premiums	10,303
Advertising and publicity (1)	55,230
Purchases of meal and transportation tickets	4,341
Taxes and other prepaid expenses	7,805

183,130

Current	99,633

Non-current	83,497

(1) R$ 26,472 refer to marketing campaigns that will happen due to the Soccer World Cup 2014 in Brazil.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

11.	Investments

a.	Subsidiaries and joint-venture (Parent company)
 In the table below the full positions of balance sheet and income of subsidiaries and joint venture are shown:

	06/30/2013

	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	11,839,764	35,102,127	224,467,228,244	5,078,888
Assets	1,045,674	3,015,753	8,688,041	205,547
Liabilities	19,985	588,946	6,803,047	146,666
Shareholders’ equity adjusted for intercompany unrealized profits	1,025,689	2,426,807	1,884,994	58,881
Net revenue from sales and services	-	440,367	25,132,229	101,830
Net income for the period after adjustment for intercompany unrealized profits	37,178	81,430	464,944	7,120
% of capital held	100	100	100	33

The percentages in the table above are rounded.

Operating financial information of the subsidiaries is detailed in Note 21.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in subsidiaries and joint venture are as follows:

	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. - Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.	Total

Balance as of December 31, 2012	988,844	2,352,973	2,441,115	19,759	5,802,691
Effect of adoption of IAS 19 (CPC 33 (R2)) - Employee benefits	(333)	(3,698)	(5,613)	-	(9,644)
Balance as of December 31, 2012 - restated	988,511	2,349,275	2,435,502	19,759	5,793,047
Share of profit of subsidiaries and joint ventures	37,178	81,430	464,944	1,404	584,956
Dividends and interest on equity (gross)	-	-	(315,435)	(1,612)	(317,047)
Capital decrease	-	-	(700,000)	-	(700,000)
Tax liabilities on equity- method revaluation reserve	-	-	(21)	-	(21)
Valuation adjustment of subsidiaries	-	9	4	-	13
Translation adjustments of foreign-based subsidiaries	-	(3,907)	-	-	(3,907)

Balance as of June 30, 2013	1,025,689	2,426,807	1,884,994	19,551	5,357,041

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Joint ventures (Consolidated) Balances and changes in joint ventures are as follows:

	Movements in investments
	Uniăo Vopak	RPR		ConectCar	Total

Balance as of December 31, 2012	5,714	19,759		2,736	28,209
Capital increase	-	-		12,580	12,580
Received dividends	-	(1,612)		-	(1,612)
Share of profit (loss) of joint ventures	692	1,404	*	(4,564)	(2,468)

Balance as of June 30, 2013	6,406	19,551		10,752	36,709

*Includes adjustments related to the conclusion of the audit of 2012.

In the table below the full positions of balance sheet and income of joint ventures are shown:

	06/30/2013
	Uniăo Vopak	RPR	ConectCar

Current assets	4,550	110,107	13,687
Non-current assets	9,652	95,440	15,073
Current liabilities	1,390	39,175	7,258
Non-current liabilities	-	107,491	-
Shareholders’ equity	12,812	58,881	21,502
Net revenue from sales and services	6,404	101,830	1,379
Costs and operating expenses	(4,412)	(91,146)	(15,145)
Net financial income and income and social contribution taxes	(608)	(3,564)	4,638
Net income (loss) for the period	1,384	7,120	(9,128)

Number of shares or units held	29,995	5,078,888	25,000,000
% of capital held	50	33	50

The percentages in the table above are rounded.

The Company holds an interest in RPR, which is primarily engaged in oil refining.

The subsidiary Ultracargo Participações holds an interest in Uniăo Vopak, which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”) holds an interest in ConectCar, which is primarily engaged in electronic payment of tolls, parking and fuel. ConectCar, formed in November 2012, started its operation on April 23, 2013 in the State of Săo Paulo.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

These investments are accounted for under the equity method of accounting based on their information as of June 30, 2013.

c.	Associates (Consolidated)

Balances and changes in associates are as follows:

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Total

Balance as of December 31, 2012	7,014	2,020	3,636	12,670
Share of profit (loss) of associates	469	(39)	(4)	426

Balance as of June 30, 2013	7,483	1,981	3,632	13,096

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Companhia Ultragaz S.A. (“Cia. Ultragaz”) holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary IPP holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its information as of May 31, 2013, while the other associates are valued based on the financial statements as of June 30, 2013.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

In the table below the full positions of balance sheet and income of associates are shown:

	06/30/2013
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	10,636	16,548	93	357	287
Non-current assets	20,299	76,675	9,852	611	2,926
Current liabilities	671	9,707	-	26	121
Non-current liabilities	332	75,592	2,681	1,709	3,794
Shareholders’ equity	29,932	7,924	7,264	(767)	(702)
Net revenue from sales and services	3,975	15,629	-	-	-
Costs, operating expenses and income	(2,147)	(15,848)	(25)	(86)	182
Net financial income and income and social contribution taxes	48	63	17	-	-
Net income (loss) for the period	1,876	(156)	(8)	(86)	182

Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33
The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Property, plant and equipment (Consolidated)

Balances and changes in property, plant and equipment are as follows:

	Weighted average useful life (years)	Balance in 12/31/2012	Additions	Depreciation	Transfer	Write-offs	Oxiteno Uruguay acquisiton (1)	Effect of foreign currency exchange rate variation	Balance in 06/30/2013

Cost:
Land	-	403,563	3,760	-	(10)	(4,480)	6,881	880	410,594
Buildings	28	1,152,647	641	-	31,700	(4,919)	(279)	1,236	1,181,026
Leasehold improvements	12	507,548	2,057	-	22,570	(631)	-	3	531,547
Machinery and equipment	12	3,465,698	37,969	-	50,005	(1,484)	18,048	(8,551)	3,561,685
Automotive fuel/lubricant distribution equipment and facilities	14	1,816,791	32,558	-	28,153	(7,832)	-	-	1,869,670
LPG tanks and bottles	12	441,006	40,510	-	(30)	(19,896)	-	-	461,590
Vehicles	9	198,674	7,210	-	4,991	(6,347)	156	(298)	204,386
Furniture and utensils	8	117,296	1,732	-	1,926	(140)	-	(65)	120,749
Construction in progress	-	294,328	104,869	-	(143,433)	(1,468)	-	3,413	257,709
Advances to suppliers	-	12,881	1,616	-	(729)	-	-	-	13,768
Imports in progress	-	174	60	-	(82)	-	-	3	155
IT equipment	5	197,881	5,130	-	846	(2,051)	-	253	202,059
		8,608,487	238,112	-	(4,093)	(49,248)	24,806	(3,126)	8,814,938

Accumulated depreciation:
Buildings		(496,449)	-	(19,274)	(923)	2,740	-	901	(513,005)
Leasehold improvements		(237,447)	-	(16,293)	(31)	537	-	(2)	(253,236)
Machinery and equipment		(1,673,635)	-	(108,210)	925	832	-	11,640	(1,768,448)
Automotive fuel/lubricant distribution equipment and facilities		(972,014)	-	(52,325)	1	5,149	-	-	(1,019,189)
LPG tanks and bottles		(216,707)	-	(13,738)	28	8,847	-	-	(221,570)
Vehicles		(89,221)	-	(4,436)	-	4,313	-	285	(89,059)
Furniture and utensils		(83,447)	-	(4,137)	1	110	-	315	(87,158)
IT equipment		(166,721)	-	(6,146)	(1)	1,490	-	2	(171,376)
		(3,935,641)	-	(224,559)	-	24,018	-	13,141	(4,123,041)

Provision for loss:
Land		(197)	-	-	-	-	-	-	(197)
Machinery and equipment		(5,616)	(157)	-	-	298	-	-	(5,475)
IT equipment		(3)	-	-	-	2	-	-	(1)
Vehicles		-	(106)	-	-	5	-	-	(101)
Furniture and utensils		(10)	-	-	-	2	-	-	(8)
		(5,826)	(263)	-	-	307	-	-	(5,782)

Net amount		4,667,020	237,849	(224,559)	(4,093)	(24,923)	24,806	10,015	4,686,115

(1)	For further information on the Oxiteno Uruguay acquisition see Note 3.a).

Construction in progress relates substantially to expansions and renovations in industrial facilities and terminals and construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant and equipment relate basically to manufacturing of equipment for expansion of plants, terminals and bases, modernization of service stations and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

13.	Intangible assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Goodwill (i)	Software (ii)	Technology (iii)	Commercial property rights (iv)	Distribution rights (v)	Others (vi)	Total

Balance as of December 31, 2012	804,697	91,357	9,540	11,368	1,018,954	29,380	1,965,296
Additions	-	9,135	-	-	169,195	624	178,954
Write-offs	-	-	-	-	-	(111)	(111)
Transferences	-	3,905	-	-	(320)	-	3,585
Amortization	-	(16,239)	(2,975)	(275)	(145,622)	(31)	(165,142)
Effect of foreign currency exchange rate variation	-	614	-	-	-	2,676	3,290
Oxiteno Uruguay acquisition (1)	(10,071)	-	-	-	1,865	-	(8,206)

Balance as of June 30, 2013	794,626	88,772	6,565	11,093	1,044,072	32,538	1,977,666

Weighted average useful life (years)		5	5	30	5	9

(1)	For further information on the Oxiteno Uruguay acquisition see Note 3.a).

i) Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased. The net remaining balance is tested annually for impairment analysis purposes.

The Company has the following balances of goodwill:

06/30/2013
Goodwill on the acquisition of:
Ipiranga	276,724
Uniăo Terminais	211,089
Texaco	177,759
Oxiteno Uruguay	44,856
Temmar	43,781
DNP	24,736
Repsol	13,403
Other	2,278
794,626

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

On December 31, 2012 the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital and discount rates. The assumptions about growth projections and future cash flows are based on the Company's business plan, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

The evaluation of the value in use is calculated for a period of five years, after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely.

The discount and growth rates used to extrapolate the projections ranged from 10.4% to 29.6% and 0% to 3.5% p.a., respectively, depending on the CGU analyzed.

The Company’s goodwill impairment tests did not result in the recognition of losses for the year ended December 31, 2012.

ii) Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information and other systems.

iii) The subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

iv) Commercial property rights include those described below:

•
On July 11, 2002, subsidiary Terminal Químico de Aratu – Tequimar (“Tequimar”) executed an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized over the period from August 2002 to July 2042.

•

In addition, subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a similar period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized over the period from August 2005 to December 2022.

v) Distribution rights refer mainly to bonus disbursements as provided in Ipiranga’s agreements with resellers and large customers. Bonus disbursements are recognized when paid and recognized as an expense in the income statement over the term of the agreement (typically 5 years) which is reviewed as per the changes occurred in the agreements.

vi) Others are represented substantially by the acquisition cost of the ‘am/pm’ brand in Brazil.

The amortization expenses were recognized in the interim financial statements as shown below:

06/30/2013

Inventories and cost of products and services sold	6,399
Selling and marketing	143,588
General and administrative	15,155
165,142

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

14.	Loans, debentures and finance leases (Consolidated)

a.	Composition

Description	06/30/2013	Index/Currency	Weighted average financial charges 06/30/2013 - % p.a.	Maturity

Foreign currency – denominated loans:
Notes in the foreign market (b)	552,286	US$	+7.3	2015
Foreign loan (c.1) (*)	174,598	US$ + LIBOR (i)	+0.8	2015
Advances on foreign exchange contracts	136,042	US$	+1.6	< 348 days
Foreign loan (c.2)	132,588	US$ + LIBOR (i)	+1.0	2014
Financial institutions (e)	91,805	US$	+2.3	2013 to 2017
BNDES (d)	52,604	US$	+5.6	2013 to 2020
Financial institutions (e)	44,343	US$ + LIBOR (i)	+2.0	2017
Foreign currency advances delivered	28,107	US$	+1.5	< 109 days
Financial institutions (e)	24,352	MX$ + TIIE (ii)	+1.3	2014 to 2016
Financial institutions (e)	10,500	Bs (iii)	+10.4	2013 to 2015
Subtotal	1,247,225

Brazilian Reais – denominated loans:
Banco do Brasil – floating rate (f)	2,293,069	CDI	103.3	2014 to 2019
Banco do Brasil – fixed rate (f) (*)	867,806	R$	+12.1	2014 to 2015
Debentures - 4th issuance (g)	811,081	CDI	108.3	2015
BNDES (d)	678,542	TJLP (iv)	+2.5	2013 to 2020
Debentures - 1st public issuance IPP (g)	605,406	CDI	107.9	2017
Banco do Nordeste do Brasil	112,101	R$	+8.5 (vi)	2018 to 2021
BNDES (d)	54,881	R$	+5.3	2015 to 2019
Finance leases (i)	45,096	IGP-M (v)	+5.6	2031
FINEP	30,804	R$	+4.0	2019 to 2021
Export Credit Note (h) (*)	16,264	R$	+8.0	2016
FINEP	12,486	TJLP (iv)	+0.0	2014
Fixed finance leases (i)	188	R$	+13.7	2013 to 2014
FINAME	48	TJLP (iv)	+2.8	2013
Subtotal	5,527,772

Currency and interest rate hedging instruments	4,071

Total	6,779,068

Current	1,744,575

Non-current	5,034,493

(*) These transactions were designated for hedge accounting (see Note 22 – Hedge accounting).

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

(i)	LIBOR = London Interbank Offered Rate.
(ii)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(iii)	Bs = Venezuelan Bolivar.
(iv)
TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”). On June 30, 2013, TJLP was fixed at 5.0% p.a.

(v)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.
(vi)
Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste do Brasil. On June 30, 2013, the FNE interest rate was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.

The long-term consolidated debt had the following maturity schedule:

06/30/2013

From 1 to 2 years	1,994,288
From 2 to 3 years	1,209,018
From 3 to 4 years	215,603
From 4 to 5 years	698,082
More than 5 years	917,502
5,034,493

As provided in IAS 39 (CPC 8 (R1)), the transaction costs and issuance premiums associated with debt issuance by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.j).

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 22).

b.	Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. (“LPG Inc.”) issued US$ 250 million in notes in the foreign market, maturing in December 2015, with interest rate of 7.2% p.a., paid semiannually. The issuance price was 98.7% of the note’s face value, which represented a total yield for investors of 7.4% p.a. upon issuance. The notes were guaranteed by the Company and its subsidiary Oxiteno S.A.

As a result of the issuance of these notes, the Company and its subsidiaries are required to undertake certain obligations, including:

•
Limitation on transactions with shareholders that hold 5% or more of any class of stock of the Company, except upon fair and reasonable terms no less favorable than could be obtained in a comparable arm’s-length transaction with a third party.

•
Required board approval for transactions with shareholders that hold 5% or more of any class of stock of the Company, or with their subsidiaries, in an amount higher than US$ 15 million (except transactions of the Company with its subsidiaries and between its subsidiaries).

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries LPG and Oxiteno S.A.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.
The Company and its subsidiaries are in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this kind and have not limited their ability to conduct their business to date.

c.	Foreign loan

1) The subsidiary IPP contracted a foreign loan in the amount of US$ 80 million, with maturity in November 2015 and interest of LIBOR + 0.8% p.a., paid quarterly. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loan charge to 104.1% of CDI (see Note 22). IPP designated these hedging instruments as a fair value hedge; therefore, loan and hedging instruments are both stated at fair value from inception. The foreign loan is secured by the Company.

2) The subsidiary Oxiteno Overseas Corp. has a foreign loan in the amount of US$ 60 million with maturity in June 2014 and interest of LIBOR + 1.0% p.a., paid semiannually. The Company, through its subsidiary Cia. Ultragaz, contracted hedging instruments with floating interest rate in dollar and exchange rate variation, changing the foreign loan charge to 86.9% of CDI (see Note 22). The foreign loan is guaranteed by the Company and its subsidiary Oxiteno S.A.

As a result of these foreign loans, some obligations mentioned in Note 14.b) must also be maintained by the Company and its subsidiaries. Additionally, during these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•
Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio, determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transactions and have not limited their ability to conduct their business to date.

d.	BNDES
The Company and its subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

-	capitalization level: shareholders’ equity / total assets equal to or above 0.3; and

-	current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transactions and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Financial institutions
The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno Andina, Oxiteno USA LLC and Oxiteno Uruguay have loans to finance investments and working capital.

f.	Banco do Brasil

The subsidiary IPP has fixed and floating interest rate loans with Banco do Brasil to finance the marketing, processing or manufacturing of agricultural goods (ethanol). IPP contracted interest hedging instruments, thus converting the fixed rates for these loans into an average 99.3% of CDI (see Note 22). IPP designates these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both stated at fair value from inception. Changes in fair value are recognized in profit or loss.

These loans mature, as follows:

Maturity	06/30/2013
Jan/14	391,330
Mar/14	241,080
Apr/14	61,444
May/14	432,013
May/15	435,793
Feb/16	511,313
May/16	301,852
May/19	786,050
Total	3,160,875

During the first and second quarters of 2013, IPP renegotiated loans with original maturities in those periods, in the notional amounts of R$ 500 million and R$ 300 million, changing the maturity to February 2016 and May 2016, respectively, with floating charges of 104.3% of CDI.

In the second quarter of 2013, IPP contracted an additional loan in the notional amount of R$ 800 million, maturing in May 2019 and floating charges of 104.0% of CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Debentures

•
In December 2012, the subsidiary IPP made its first issuance of public debentures in single series of 60,000 simple, nonconvertible into shares, unsecured, nominative and registered debentures, and its main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	November 16, 2017
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

•	In March 2012, the Company made its fourth issuance of debentures, in a single series of 800 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	March 16, 2015
Payment of the face value:	Lump sum at final maturity
Interest:	108.3% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

h.               Export credit note

In March 2013, the subsidiary Oxiteno Nordeste contracted an export credit note in the amount of R$ 17.5 million, with maturity in March 2016 and interest rate of 8% p.a., paid quarterly. Oxiteno Nordeste contracted interest hedging instruments, thus converting the fixed rates for these loans into 93.9% of CDI (see Note 22). Oxiteno Nordeste designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both stated at fair value from inception. Changes in fair value are recognized in profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

i.	Finance leases
The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031.

The subsidiary Serma – Associaçăo dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) has finance lease contracts related to IT equipment with terms of 36 months. The subsidiary has the option to purchase the assets at a price substantially lower than the fair market price on the date of option, and management intends to exercise such option.

The financial leases contracts of vehicles for fuel transportation of the subsidiary Tropical Transportes Ipiranga Ltda. (“Tropical”) ended in March and April 2013, and the subsidiary received the property rights of the vehicles.

The amounts of equipments and intangible assets, net of depreciation and amortization, and of the liabilities corresponding to such equipments, are shown below:

	06/30/2013
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation	Total
Equipment and intangible assets, net of depreciation and amortization	32,151	498	835	33,484

Financing (present value)	45,096	188	-	45,284

Current	1,695	188	-	1,883
Non-current	43,401	-	-	43,401

The future disbursements (installments) assumed under these contracts are presented below:

	06/30/2013
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation	Total

Up to 1 year	3,949	226	-	4,175
From 1 to 2 years	3,949	-	-	3,949
From 2 to 3 years	3,949	-	-	3,949
From 3 to 4 years	3,949	-	-	3,949
From 4 to 5 years	3,949	-	-	3,949
More than 5 years	50,678	-	-	50,678

	70,423	226	-	70,649

The above amounts include Services Tax (“ISS”) payable on the monthly installments, except for disbursements for the LPG bottling facilities.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

j.	Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instrument and are recognized as expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance as of December 31, 2012	Incurred cost	Amortization	Effect of exchange rate variation	Balance as of June 30, 2013

Banco do Brasil (f)	0.4	13,315	16,212	(5,206)	-	24,321
Debentures (g)	0.4	8,116	-	(1,595)	-	6,521
Notes in the foreign market (b)	0.2	3,021	-	(506)	214	2,729
Other	0.2	1,435	-	(265)	23	1,193

Total		25,887	16,212	(7,572)	237	34,764

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total

Banco do Brasil (f)	7,868	3,890	2,452	2,951	3,514	3,646	24,321
Debentures (g)	3,575	2,810	53	58	25	-	6,521
Notes in the foreign market (b)	1,091	1,092	546	-	-	-	2,729
Other	557	332	189	86	29	-	1,193

Total	13,091	8,124	3,240	3,095	3,568	3,646	34,764

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

k.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 39,255 as of June 30, 2013  and by guarantees and promissory notes in the amount of R$ 2,540,277 as of June 30, 2013.

In addition, the Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 148,852 as of June 30, 2013.

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 9,007 as of June 30, 2013, with maturities of less than 210 days. As of June 30, 2013, the Company and its subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as other payables is R$ 221 as of June 30, 2013, which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 15 million. As of June 30, 2013, there was no event of default of the debts of the Company and its subsidiaries.

15.	Trade payables (Consolidated)

06/30/2013

Domestic suppliers	900,898
Foreign suppliers	85,361

986,259

The Company and its subsidiaries acquire oil based fuels and LPG from Petróleo Brasileiro S.A. - Petrobras and its subsidiaries and ethylene from Braskem S.A. and Braskem Qpar S.A. These suppliers control almost all the markets for these products in Brazil. The Company and its subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at acceptable prices and terms. The loss of any major supplier or a significant reduction in product availability from these suppliers could have a significant adverse effect on the Company and its subsidiaries. The Company and its subsidiaries believe that their relationship with suppliers is satisfactory.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

16.	Salaries and related charges (Consolidated)

06/30/2013

Profit sharing, bonus and premium	60,712
Provisions on payroll	113,713
Social charges	22,996
Salaries and related payments	8,550
Benefits	1,225
Others	673

207,869

17.	Taxes payable (Consolidated)

06/30/2013

ICMS	77,758
PIS and COFINS	7,541
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and Oxiteno Uruguay	9,600
ISS	5,106
IPI	4,791
National Institute of Social Security (INSS)	2,115
Income Tax Withholding (IRRF)	23,044
Others	4,643

134,598

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

18.	Provision for assets retirement obligation – fuel tanks (Consolidated)

This provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.m).

Movements in the provision for assets retirement obligations are as follows:

Balance at December 31, 2012	70,411
Additions (new tanks)	266
Expense with tanks removed	(1,787)
Accretion expense	2,569

Balance at June 30, 2013	71,459

Current	3,482
Non-current	67,977

19.	Deferred revenue (Consolidated)

The Company and its subsidiaries have recognized the following deferred revenue:

06/30/2013

Loyalty program “Km de Vantagens”	8,562
‘am/pm’ franchising upfront fee	13,228
21,790

Current	13,059
Non-current	8,731

Ipiranga has a loyalty program called Km de Vantagens under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) are considered part of the sales revenue based on the fair value of the points granted. Revenue is deferred based on the expected redemption of points, and is recognized in profit or loss when the points are redeemed, on which occasion the costs incurred are also recognized. Deferred revenue of unredeemed points is also recognized in profit or loss when the points expire.

The franchising upfront fee related to the ‘am/pm’ convenience store chain received by Ipiranga is deferred and recognized in profit or loss on an accrual basis, based on the substance of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

20.	Shareholders’ equity

a.	Share capital
The Company is a publicly traded company listed on BM&FBOVESPA in the Novo Mercado listing segment and on the New York Stock Exchange (NYSE) in the form of level III American Depositary Receipts (“ADRs”). The subscribed and paid-in capital stock consists of 544,383,996 common shares with no par value, and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of June 30, 2013, there were 34,014,797 common shares outstanding abroad in the form of ADRs.

b.	Treasury shares
The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, of February 14, 1980 and 268, of November 13, 1997. In the six months of 2013, there were no stock repurchases.

As of June 30, 2013, 7,971,556 common shares were held in the Company’s treasury, acquired at an average cost of R$ 14.42 per share.

The price of the shares issued by the Company as of June 30, 2013 on BM&FBOVESPA was R$ 53.12.

c.	Capital reserve
The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 17.44 per share. Such shares were used in the Deferred Stock Plan granted to executives of these subsidiaries, as mentioned in Note 8.c).

d.	Revaluation reserve
The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Profit reserves
Legal reserve

Under Brazilian Corporate Law, the Company is required to appropriate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of profits

Reserve recognized in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law.

Investments reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made.

f.	Other comprehensive income

Valuation adjustments

The differences between the fair value and amortized cost of financial investments classified as available for sale are recognized as valuation adjustments. The gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case the financial instruments are prepaid.

Gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in shareholders’ equity as valuation adjustments. Gains and losses recorded in equity are reclassified to profit or loss in case of settlement of the post-employment benefits plan.

Cumulative translation adjustments

The change in exchange rates on assets, liabilities and income of foreign subsidiaries that have (i) functional currency other than the presentation currency of the Company and (ii) an independent administration, is directly recognized in the shareholders’ equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

g.	Dividends
The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until they are approved by the Shareholders’ Meeting.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

21.	Segment information

The Company operates four main business segments: gas distribution, fuel distribution, chemicals, and storage. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are the raw materials for the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast, and Northeast regions of Brazil. The segments shown in the interim financial statements are strategic business units supplying different products and services. Inter-segment sales are at prices similar to those that would be charged to third parties.

The main financial information of each of the Company’s segments can be stated as follows:

06/30/2013
Net revenue from sales and services:
Ultragaz	1,925,197
Ipiranga	25,159,437
Oxiteno	1,576,016
Ultracargo	161,367
Others (1)	17,323
Intersegment sales	(35,268)
Total	28,804,072

Intersegment sales:
Ultragaz	647
Ipiranga	-
Oxiteno	15
Ultracargo	17,393
Others (1)	17,213
Total	35,268

Net revenue from sales and services, excluding intersegment sales:
Ultragaz	1,924,550
Ipiranga	25,159,437
Oxiteno	1,576,001
Ultracargo	143,974
Others (1)	110
Total	28,804,072

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

06/30/2013
Operating income:
Ultragaz	70,781
Ipiranga	690,748
Oxiteno	121,389
Ultracargo	54,340
Others (1)	2,480
Total	939,738

Financial income	100,438
Financial expenses	(255,282)
Share of profit of joint-ventures and associates	(2,042)
Income before income and social contribution taxes	782,852

06/30/2013
Additions to property, plant and equipment and intangible assets:
Ultragaz	84,437
Ipiranga	256,520
Oxiteno	53,824
Ultracargo	18,246
Others (1)	4,038

Total additions to property, plant and equipment and intangible assets (see Notes 12 and 13)	417,065
Assets retirement obligation – fuel tanks (see Note 18)	(267)
Capitalized borrowing costs	(3,681)
Total investments in property, plant and equipment and intangible assets (cash flow)	413,117

06/30/2013
Depreciation and amortization charges:
Ultragaz	66,331
Ipiranga	220,471
Oxiteno	66,290
Ultracargo	23,199
Others (1)	5,946
Total	382,237

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

06/30/2013
Total assets:
Ultragaz	2,394,911
Ipiranga	7,400,685
Oxiteno	3,567,855
Ultracargo	1,309,981
Others (1)	912,879
Total	15,586,311

(1) Composed primarily of the parent company Ultrapar.

Geographic area information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:
06/30/2013

Mexico	56,358
Venezuela	19,521
Uruguay	48,313
United States of America	77,246

The Company generates revenue from operations in Brazil, Mexico, Venezuela and in Uruguay, as well as from exports of products to foreign customers, as disclosed below:

06/30/2013
Net revenue:
Brazil	28,337,553
Mexico	66,784
Venezuela	88,570
Other Latin American countries	164,845
United States of America and Canada	76,174
Far East	18,809
Europe	32,547
Other	18,790

Total	28,804,072

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

22.	Risks and financial instruments (Consolidated)

Risk management and financial instruments - Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a conservative policy for the management of resources, financial instruments and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•
Implementation of the management of financial assets, instruments and risks is the responsibility of the financial area, through its treasury department, with the assistance of the tax and accounting departments.

•
Supervision and monitoring of compliance with the principles, guidelines and standards of the Policy is the responsibility of the Risk and Investment Committee composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fund raising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Board of Directors of Ultrapar.
•	Continuous improvement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial area.
•	The internal audit department audits the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

Currency risk

Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais as of June 30, 2013:

Assets and liabilities in foreign currencies

In millions of Brazilian Reais	06/30/2013

Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	394.7
Foreign trade receivables, net of allowance for doubtful accounts	185.3
Investments in foreign subsidiaries (non-monetary assets net of non-monetary liabilities)	353.2
933.2

Liabilities in foreign currency
Financing in foreign currency	(1,247.2)
Payables arising from imports, net of advances to foreign suppliers	(57.7)
(1,304.9)

Foreign currency hedging instruments	484.8

Net asset position – Total	113.1

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity analysis of assets and liabilities in foreign currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net asset position of R$ 113.1 million in foreign currency:

In millions of Brazilian Reais		Scenario I	Scenario II	Scenario III
	Risk	10%	25%	50%

(1) Income effect	Real devaluation	(6.2)	(15.4)	(30.8)
(2) Equity effect		17.5	43.7	87.4
(1) + (2)	Net effect	11.3	28.3	56.6

(3) Income effect	Real appreciation	6.2	15.4	30.8
(4) Equity effect		(17.5)	(43.7)	(87.4)
(3) + (4)	Net effect	(11.3)	(28.3)	(56.6)

Gains (losses) directly recognized in equity in cumulative translation adjustments are due to changes in the exchange rate on equity of foreign subsidiaries (see Note 2.r).

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

Interest rate risk

The Company and its subsidiaries adopt conservative policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, BNDES and other development agencies, debentures and borrowings in foreign currency, as shown in Note 14.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of June 30, 2013, the Company and its subsidiaries had interest rate derivative financial instruments linked to domestic loans, swapping the fixed interest rate of certain debts to floating interest rate (CDI).

The table below shows the financial assets and liabilities exposed to floating interest rates as of June 30, 2013:

	Note	06/30/2013
CDI
Cash equivalents	4	1,959,385
Financial investments	4	664,122
Asset position of hedging instruments - CDI	22	26,479
Loans and debentures	14	(3,709,556)
Liability position of hedging instruments - CDI	22	(448,368)
Liability position of hedging instruments from pre-fixed interest to CDI	22	(809,289)
Net liability position in CDI		(2,317,227)
TJLP
Loans –TJLP	14	(691,076)
Net liability position in TJLP		(691,076)
LIBOR
Asset position of hedging instruments - LIBOR	22	310,713
Loans - LIBOR	14	(351,529)
Net liability position in LIBOR		(40,816)
TIIE
Loans - TIIE	14	(24,352)
Net liability position in TIIE		(24,352)
Total net liability position		(3,073,471)

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity analysis of floating interest rate risk

The table below shows the incremental expenses and income that would be recognized in financial income as of June 30, 2013, due the effect of floating interest rate changes in different scenarios:

In millions of Brazilian Reais
	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
Exposure of interest rate risk
Interest on cash equivalents and financial investments effect	Increase in CDI	6.9	17.1	34.1
Hedge instruments (assets in CDI) effect	Increase in CDI	0.1	0.1	0.3
Interest on debt effect	Increase in CDI	(9.3)	(23.3)	(46.6)
Hedge instruments (liability in CDI) effect	Increase in CDI	(6.3)	(15.6)	(31.3)
Incremental expenses		(8.6)	(21.7)	(43.5)

Interest on debt effect	Increase in TJLP	(1.7)	(4.2)	(8.4)
Incremental expenses		(1.7)	(4.2)	(8.4)

Hedge instruments (assets in LIBOR) effect	Increase in LIBOR	0.2	0.5	1.0
Interest on debt effect	Increase in LIBOR	(0.1)	(0.2)	(0.3)
Incremental income		0.1	0.3	0.7

Interest on debt effect	Increase in TIIE	(0.1)	(0.1)	(0.3)
Incremental expenses		(0.1)	(0.1)	(0.3)

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments and trade receivables.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparty.

Government credit risk - The Company's policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company maintained the following allowances for doubtful accounts on trade receivables:

06/30/2013

Ipiranga	119,011
Ultragaz	16,283
Oxiteno	2,136
Ultracargo	2,579
Total	140,009

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly or through joint ventures, or associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 1,800.3 million, including estimated interests on loans. Furthermore, the investment plan for 2013 totals R$ 1,426 million. On June 30, 2013, the Company and its subsidiaries had R$ 3,084.7 million in cash, cash equivalents and short-term financial investments (for quantitative information, see Notes 4 and 14).

The table below presents a summary of financial liabilities as of June 30, 2013 to be settled by the Company and its subsidiaries, by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts can be different from the amounts disclosed on the balance sheet as of June 30, 2013.

				In millions of Brazilian Reais

Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years

Loans including future contractual interest (1) (2)	8,590.7	1,800.3	4,032.0	1,128.7	1,629.7
Currency and interest rate hedging instruments (3)	45.1	18.4	25.4	1.3	-
Trade payables	986.3	986.3	-	-	-

(1) To calculate the estimated interest on loans some macroeconomic assumptions were used, including, on average for the period: (i) CDI of 10.52% p.a., (ii) exchange rate of the Real against the U.S. dollar of R$ 2.31 in 2013, R$ 2.50 in 2014, R$ 2.74 in 2015, R$ 2.96 in 2016 and R$ 3.15 in 2017 (iii) TJLP of 5.0% p.a. and (iv) IGP-M of 4.9% p.a. in 2013 and 5.6% p.a. in 2014, 5.5% in 2015, 5.5% in 2016 and 5.5% in 2017(source: BM&FBOVESPA, Bulletin Focus and financial institutions).

(2) Includes estimated interest payments on short-term and long-term loans until the payment.

(3) The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA as of June 28, 2013, and on the futures curve of LIBOR (BBA - British Bankers Association) on June 28, 2013. In the table above, only the hedging instruments with negative result at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

Capital management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, and the net debt / EBITDA, interest coverage and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents and financial investments (see Note 4) and loans, including debentures (see Note 14). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on capital employed by implementing an efficient working capital management and a selective investment program.

Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section “Risk management and financial instruments – Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

Hedging instruments	Counterparty	Maturity	Notional amount1		Fair value	Amounts payable or receivable (06/30/2013)
			06/30/2013		06/30/2013	Amount receivable	Amount payable
					R$ million	R$ million	R$ million
a –Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)	Bradesco, BTMU,	Jul 2013	US$	140.0	310.7	310.7	-
Receivables in U.S. dollars (Pre)	Citibank, HSBC, Itaú,	to Apr 2017	US$	89.0	202.5	202.5	-
Payables in CDI interest rate	JP Morgan,		US$	(229.0)	(448.4)	-	448.4
Total result	Santander			-	64.8	513.2	448.4

b – Exchange rate swaps payable in U.S. dollars + COUPON
Receivables in CDI interest rates	Bradesco,	Jul 2013	US$	12.7	26.4	26.4	-
Payables in U.S. dollars	HSBC,	to Aug 2013	US$	(12.7)	(28.3)	-	28.3
Total result	Itaú			-	(1.9)	26.4	28.3

c – Interest rate swaps in R$
Receivables in fixed interest rate	Banco	May 2014 to	R$	617.5	891.1	891.1	-
Payables in CDI interest rate	do Brasil,	Mar 2016	R$	(617.5)	(809.3)	-	809.3
Total result	Itaú			-	81.8	891.1	809.3

Total gross result					144.7	1,430.7	1,286.0
Income tax					(18.6)	(18.6)		-
Total net result					126.1	1,412.1	1,286.0

Positive result (see Note 4)					130.2
Negative result (see Note 14)					(4.1)

1 In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

Hedging instruments existing as of June 30, 2013 are described below, according to their category, risk, and protection strategy:

a - Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Brazilian Reais linked to CDI and (ii) change a financial investment linked to the CDI and given as guarantee to loan in U.S. dollar, into a financial investment linked to U.S. dollar. As of June 30, 2013, the Company and its subsidiaries had outstanding swap contracts totaling US$ 229.0 million in notional amount with liability position, on average of 106.2% of CDI, of which US$ 89.0 million, on average, had asset position at US$ + 4.8% p.a. and US$ 140.0 million had asset position at US$ + LIBOR + 1.0% p.a.

b - Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. As of June 30, 2013, these swap contracts totaled US$ 12.7 million and, on average, had an asset position at 74.4% of CDI and liability position at US$ + 0.0% p.a.

c - Hedging against the interest rate fixed in local financing - The purpose of these contracts is to convert the interest rate on financing contracted in Brazilian Reais from fixed into floating. On June 30, 2013 these swap contracts totaled R$ 617.5 million of notional amount, and on average had an asset position at 12.0% p.a. and liability position at 99.1% of CDI.

Hedge accounting

The Company and its subsidiaries test, throughout the duration of the hedge, the effectiveness of their derivatives, as well as the changes in their fair value. The Company and its subsidiaries designate as fair value hedges certain derivative financial instruments used to offset the variations in interest and exchange rates, based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

On June 30, 2013 the notional amount of interest rate hedging instruments totaled R$ 617.5 million referring to the principal of the pre-fixed loans in Brazilian Reais. As of June 30, 2013, a loss of R$ 18.7 million related to the result of hedging instruments, an income of R$ 54.5 million related to the fair value adjustment of debt and an expense of R$ 80.3 million related to the accrued interest rate of the debt were recognized in the income statements, transforming the average effective cost of the operations into 99.1% of CDI.

On June 30, 2013 the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$ 80.0 million. As of June 30, 2013, a gain of R$ 9.4 million related to the result of hedging instruments, an expense of R$ 0.7 million related to the fair value adjustment of debt and an expense of R$ 14.8 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 104.1% of CDI (see Note 14.c.1).

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

Gains (losses) on hedging instruments

The following table summarize the values of gains (losses) recognized as of June 30, 2013, which affected the income statement and shareholders’ equity of the Company and its subsidiaries:

	06/30/2013
	R$ million
	Profit or loss	Equity

a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(12.6)	-
b – Exchange rate swaps payable in U.S. dollars	(1.7)	-
c – Interest rate swaps in R$ (iii)	35.7	-

Total	21.4	-

The table above: (i) does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars, when this effect is offset in the gain or loss of the hedged item (debt), (ii) considers the designation effect of foreign exchange hedging and (iii) considers the designation effect of interest rate hedging in Brazilian Reais.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

Fair value of financial instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of June 30, 2013, are stated below:

			06/30/2013
			Carrying	Fair
	Category	Note	value	value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Loans and receivables	4	96,332	96.332
Financial investments in local currency	Measured at fair value through profit or loss	4	1,959,385	1,959,385
Financial investments in foreign currency	Measured at fair value through profit or loss	4	4,444	4,444
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	653,504	653,504
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618
Fixed-income securities and funds in foreign currency	Available for sale	4	334,682	334,682
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	130,244	130,244
Total			3,189,209	3,189,209

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,058,668	1,058,668
Financing	Measured at amortized cost	14	4,254,558	4,301,630
Debentures	Measured at amortized cost	14	1,416,487	1,408,620
Finance leases	Measured at amortized cost	14	45,284	45,284
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	4,071	4,071
Total			6,779,068	6,818,273

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of cash and bank deposits balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the reporting period, which corresponds to their fair value.

•
Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and, therefore, the Company believes their fair value corresponds to their carrying value.

•	The fair value calculation of LPG Inc.’s notes in the foreign market (see Note 14.b) is based on the quoted prices in an active market.

The fair value of other financial investments and financings was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of June 30, 2013. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

Financial instruments were classified as loans and receivables or financial liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments classified as measured at fair value through profit or loss, (iii) financial investments that are classified as available for sale, which are measured at fair value through other comprehensive income (see Note 4), (iv) fundings measured at fair value through profit or loss (see Note 14) and (v) guarantees to customers that have vendor arrangements (see Note 14.k), which are measured at fair value through profit or loss. The financial investments classified as held-to-maturity are measured at amortized cost. Cash, banks and trade receivables are classified as loans and receivables. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

Fair value hierarchy of financial instruments on the balance sheet

The financial instruments recognized at fair value on the balance sheet are classified in the following categories:

(a)	Level 1 - prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2 - inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c)	Level 3 - inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries’ balance sheet as of June 30, 2013:

	Category	Note	06/30/2013	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Financial investments in local currency	Measured at fair value through profit or loss	4	1,959,385	1,959,385	-	-
Financial investments in foreign currency	Measured at fair value through profit or loss	4	4,444	4,444	-	-
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	653,504	653,504	-	-
Fixed-income securities and funds in foreign currency	Available for sale	4	334,682	87,156	247,526	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	130,244	-	130,244	-

Total			3,082,259	2,704,489	377,770	-

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,058,668	-	1,058,668	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	4,071	-	4,071	-
Total			1,062,739	-	1,062,739	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity analysis

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBOVESPA as of June 28, 2013. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 3.02 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of June 30, 2013, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the balance in Brazilian Reais as of June 30, 2013 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	89,141	238,531	387,921
(2) Debts/firm commitments in dollars	appreciation	(89,133)	(238,535)	(387,936)
(1)+(2)	Net effect	8	(4)	(15)

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(285)	6,809	13,902
(4) Gross margin of Oxiteno	devaluation	285	(6,809)	(13,902)
(3)+(4)	Net effect	-	-	-

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais, the Company used the futures curve of DI x Pre contract on BM&FBOVESPA as of June 28, 2013 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The result is shown in the table below:

	Risk	Scenario I (likely)	Scenario II		Scenario III

Interest rate swap (in R$)
(1) Fixed rate swap - CDI	Decrease in	-	29,345		60,550
(2) Fixed rate financing	Pre-fixed rate	-	(29,345)		(60,549)
(1)+(2)	Net effect	-		-	1

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

23.	Provisions, contingencies and commitments (Consolidated)

a.	Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties in tax, civil and labor disputes and are discussing these issues both at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by management, supported by the opinion of the legal departments of the Company and its outside legal counsel.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance in 12/31/2012	Additions	Write-offs	Monetary restatement	Balance in 06/30/2013

IRPJ and CSLL	305,815	15,464	(641)	7,648	328,286
PIS and COFINS	82,938	-	-	2,070	85,008
ICMS	62,491	728	(17,422)	1,145	46,942
INSS	12,789	93	-	333	13,215
Civil litigation	91,242	8,688	(3,606)	-	96,324
Labor litigation	44,186	3,132	(2,537)	-	44,781
Other	1,016	80	-	31	1,127

Total	600,477	28,185	(24,206)	11,227	615,683

Current	49,514				53,017
Non-current	550,963				562,666

Some of the provisions above involve escrow deposits in the amount of R$ 423,637 as of June 30, 2013.

b.	Tax matters

Provisions

On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries were required to make escrow deposits for these debits in the accumulated amount of R$ 308,042 as of June 30, 2013 and have recognized a corresponding liability.

The subsidiary IPP has provisions for IRPJ and CSLL related to the unconstitutionality of Law No. 9316/1996, that denied the deduction of CSLL from the IRPJ tax basis, in the amount of R$ 19,420 as of June 30, 2013.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, Tropical, Empresa Carioca de Produtos Químicos S.A. (“EMCA”) and IPP filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste and IPP obtained the right to pay the amounts into escrow deposits through an injunction, and recognized a corresponding provision in the amount of R$ 83,668 as of June 30, 2013.

The subsidiary Oxiteno S.A. decided to pay off, within the Decree 58811/2012 amnesty issued by the State of Săo Paulo, a tax assessment based on alleged undue ICMS credits taken on invoices issued for the symbolic return of raw materials that had previously been delivered to the subsidiary Oxiteno Nordeste for industrialization. The provision in the amount of R$ 15,364 was paid in April 2013.

The subsidiary IPP and its subsidiaries have provisions related to ICMS, mainly with respect to: (a) tax notices filed in connection with interstate sales of fuel to industrial customers without the payment of ICMS in accordance with the interpretation of Article 2 of Supplementary Law No. 87/1996, R$ 12,289 as of June 30, 2013, and (b) payment of ICMS for several reasons that resulted in tax assessments for which the proof of payment is not so evident, R$ 18,570 as of June 30, 2013.

Contigent liabilities

The main tax claims of subsidiary IPP and its subsidiaries classified as having a possible risk of loss, and that have not been recognized in the interim financial statements due to this assessment, are related to: (a) the required proportional reversal of ICMS credits recognized on the purchase of ethanol that was later resold at lower prices as a result of PROÁLCOOL, a Federal Government program to encourage alcohol production, determining the anticipation of financial subsidy by the distributors to the mill owners and their subsequent reimbursement by the DNC (current National Oil Agency), R$ 108,752 as of June 30, 2013, (b) alleged undue ICMS credits for which the tax authorities understand that there was no proof of origin, R$ 29,105 as of June 30, 2013, (c) assessments for alleged non-payment of ICMS, R$ 24,282 as of June 30, 2013, (d) assessment issued in Ourinhos/SP in connection with the return of ethanol loans made with deferred tax, R$ 38,662 as of June 30, 2013, (e) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits on interstate sales made under Article 33 of ICMS Convention 66/88, which allowed the use of the ICMS credit but was suspended by an injunction granted by STF, R$ 16,927 as of June 30, 2013, (f) ICMS credits taken in relation to bills considered invalid, though the understanding of the STJ  (the Brazilian High Court of Justice) is that it is possible to take credit, even if there is defect in the document of the seller, as long as it is confirmed that the transaction occurred, R$ 27,226 as of June 30, 2013; (g) assessments arising from surplus or shortage of inventory, generated by differences in temperature or handling of the product, without the corresponding issuance of invoices, R$ 27,990 as of June 30, 2013, (h) infraction relating to ICMS credits due to alleged non-compliance with legal formalities, R$ 35,895 as of June 30, 2013  and; (i) assessments arising from ICMS credits related to inputs of ethanol from certain States that had granted tax benefits to producers of alcohol in alleged disagreement with the law, R$ 29,629 as of June 30, 2013.

The subsidiary IPP has assessments invalidating the set-off of IPI credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The non-provisioned amount of this contingency, as of June 30, 2013, is R$ 98,349.

Contigent assets

The Company and its subsidiaries have favorable judgments to pay contributions to PIS and COFINS without the changes introduced by Law 9718/1998 in its original version. The ongoing questioning refers to the levy of these contributions on sources of income other than gross revenue. In 2005, the STF (the Brazilian Supreme Federal Court) decided the question in favor of the taxpayers. Although this has set a favorable precedent, the effect of this decision does not automatically apply to all companies, since they must await the formal decision in their own lawsuits. Certain lawsuits of the Company’s subsidiaries are currently pending trial and, in the event all such lawsuits are decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income and social contribution taxes, may reach R$ 35,588, net of attorney’s fees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Civil claims

Provisions

The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental issues in the amount of R$ 96,324 as of June 30, 2013.

Contingent liabilities

The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE (Brazilian antitrust authority) based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz imposing a penalty of R$ 23,104. The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed. Based on the above elements and on the opinion of its legal counsel, the subsidiary did not recognized a provision for this contingency.

d.	Labor matters

Provisions

The Company and its subsidiaries maintained provisions of R$ 44,781 as of June 30, 2013  for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

Contingent liabilities

In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. Individual claims were rejected. The collective bargain agreement is currently pending trial by STF. In the second half of 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective bargain agreement dispute. Based on the opinion of their legal advisors, that reviewed the latest STF decision in the collective bargain agreement dispute as well as the status of the individual claims involving the subsidiaries Oxiteno Nordeste and EMCA, the management of such subsidiaries believed that it was not necessary to recognize a provision as of June 30, 2013.

The Company and its subsidiaries have other pending administrative and legal proceedings of tax, civil and labor nature, individually less relevant, which were estimated by their legal counsel as possible and/or remote risk (proceedings whose chance of loss is 50% or less), and the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries are also litigating for recovery of taxes and contributions, which were not recognized in the interim financial statements due to their contingent nature.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of June 30, 2013, these rates were R$ 5.79 per ton for Aratu and R$ 1.38 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum quarterly consumption level of ethylene and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provides a minimum annual consumption of 205 thousand tons and a maximum of 220 thousand tons. The minimum purchase commitment and the actual demand accumulated to June 30, 2013, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased.

	Minimum purchase commitment		Accumulated demand (actual)

	6/30/2013		6/30/2013

In tons of ethylene	104,484	(*)	108,292

(*) Adjusted for scheduled shutdowns in Braskem S.A. during the period.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

Subsidiary Oxiteno S.A has a supply agreement with Braskem Qpar S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. The minimum purchase commitment and the actual demand accumulated to June 30, 2013, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased. The subsidiary has met the minimum purchase required in the agreement.

	Minimum purchase commitment		Accumulated demand (actual)

	06/30/2013		06/30/2013

In tons of ethylene	19,614	(*)	19,888

(*) Adjusted for scheduled shutdowns in Braskem Qpar S.A. during the period.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

f.	Insurance coverage in subsidiaries

The Company maintains appropriate insurance policies with the objective of covering several risks to which it is exposed, including property insurance against losses caused by fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of maximum losses of each business are shown below:

Maximum compensation value (*)

Oxiteno	US$ 1,202
Ultragaz	R$ 152
Ipiranga	R$ 740
Ultracargo	R$ 550

* In millions. Currency as indicated.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

Since March 2013, we maintain liability insurance policies to indemnify our directors, executive officers of Ultrapar and its subsidiaries and members of the fiscal council in the total amount of US$50 million, which cover liabilities resulting from wrongful acts, including any act or omission committed or attempted by a person acting in his or her capacity as director, executive officer of Ultrapar and its subsidiaries and member of the fiscal council or any matter claimed against such directors, executive officers of Ultrapar and its subsidiaries and members of the fiscal council solely by reason of his or her serving in such capacity, except if the act, omission or the claim is consequence of gross negligence or willful misconduct of such directors, executive officers of Ultrapar and its subsidiaries and members of the fiscal council.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverages and limits of the insurance policies maintained are based on a careful study of risks and losses conducted by independent insurance advisors, and the type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Operating lease contracts

Subsidiaries Cia. Ultragaz, Bahiana, Utingás Armazenadora S.A., Tequimar, Serma and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms of 36 and 45 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleets. These contracts have terms of 24 to 60 months and there is no purchase option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total

June 30, 2013	16,509	24,458	-	40,967

The subsidiaries IPP and Cia. Ultragaz have operating lease contracts related to land and building of service stations and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		Up to 1 year	Between 1 and 5 years	More than 5 years	Total

June 30, 2013	payable	(61,647)	(197,114)	(146,039)	(404,800)
	receivable	48,025	144,209	96,706	288,940

The expense recognized as of June 30, 2013 for operating leases was R$ 19,004, net of income.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

24.	Employee benefits and private pension plan (Consolidated)

a.	ULTRAPREV- Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associaçăo de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. As of June 30, 2013, the Company and its subsidiaries contributed R$ 8,735  to Ultraprev, which amount is recognized as expense in the income statement. The total number of participating employees as of June 30, 2013 was 6,869 active participants and 97 retired participants. In addition, Ultraprev had 29 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b.	Post-employment benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recognized in the interim financial statements in accordance with Resolution CVM 600/2009.

06/30/2013

Health and dental care plan	43,310
FGTS Penalty	47,333
Bonus	24,580
Life insurance	20,323

Total	135,546

Current	10,035
Non-current	125,511

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

25.	Revenue from sale and services (Consolidated)

06/30/2013

Gross revenue from sale	29,350,696
Gross revenue from services	255,838
Sales tax	(679,008)
Discounts and sales returns	(129,571)
Deferred revenue (see Note 19)	6,117

Net revenue from sales and services	28,804,072

26.	Expenses by nature (Consolidated)

The Company discloses its consolidated income statement by function and is presenting below its breakdown by nature:

06/30/2013

Raw materials and materials for use and consumption	26,104,262
Personnel expenses	655,042
Freight and storage	455,124
Depreciation and amortization	382,237
Advertising and marketing	80,681
Services provided by third parties	73,726
Lease of real estate and equipment	40,030
Other expenses	123,199

Total	27,914,301

Classified as:
Cost of products and services sold	26,580,121
Selling and marketing	848,603
General and administrative	485,577

Total	27,914,301

Research and development expenses are recognized in the income statements and amounted to R$ 12,718 as of June 30, 2013.

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

27.	Income from disposal of assets (Consolidated)

Income from disposal of assets is determined as the difference between the selling price and residual book value of the investment, property, plant and equipment or intangible asset disposed of. As of June 30, 2013, the gain was of R$ 14,722, primarily from disposal of property, plant and equipment.

28.	Financial income (expense)

	Parent	Consolidated
	06/30/2013	06/30/2013
Financial income:
Interest on financial investments	48,602	67,483
Interest from customers	-	30,025
Other financial income	-	2,930
	48,602	100,438
Financial expenses:
Interest on loans	-	(145,922)
Interest on debentures	(31,968)	(54,224)
Interest on finance leases	-	(4,592)
Bank charges, IOF, and other charges	(13,786)	(26,465)
Exchange variation, net of gains and losses with derivative instruments	-	(19,807)
Monetary restatement of provisions, net, and other financial expenses	(6)	(4,272)
	(45,760)	(255,282)

Financial income (expense)	2,842	(154,844)

Ultrapar Participações S.A. and Subsidiaries

Notes to the special purpose interim financial statements for the six-month period ended June 30, 2013

(In thousands of Brazilian Reais, unless otherwise stated)

29.	Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. As disclosed in Note 8.c), the Company sponsors a Deferred Stock Plan.

Basic earnings per share	06/30/2013

Net income for the period of the Company	526,904
Weighted average shares outstanding (in thousands)	534,042
Basic earnings per share –R$	0.9866

Diluted earnings per share	06/30/2013

Net income for the period of the Company	526,904
Weighted average shares outstanding (in thousands), including Deferred Stock Plan	536,412
Diluted earnings per share –R$	0.9823

Weighted average shares outstanding (in thousands)	06/30/2013

Weighted average shares outstanding for basic per share calculation:	534,042
Dilution effect
Deferred Stock Plan	2,370
Weighted average shares outstanding for diluted per share calculation:	536,412

SPECIAL-PURPOSE INTERIM FINANCIAL STATEMENTS OF EXTRAFARMA AS OF JUNE 30, 2013, AUDITED BY KPMG AUDITORES INDEPENDENTES

Item 15

Imifarma Produtos Farmacêuticos e Cosméticos S.A. Special-purpose interim financial statements as of June 30, 2013

Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Special-purpose interim
financial statements
as of June 30, 2013

Contents

Independent auditors’ report on the special-purpose interim financial statements	3

Balance sheet	5

Statement of income	6

Notes to the special-purpose interim financial statements	7

2

Independent Auditors’ report on the special-purpose interim financial statements

To
Board of Directors and Shareholders
Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Belém - PA

We have audited the accompanying special-purpose interim financial statements of Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Company”), which comprise the balance sheet as of June 30, 2013, and the statement of income for the six-month period then ended, and notes, comprising a summary of significant accounting policies and other explanatory information. These special-purpose interim financial statements have been prepared by the Company’s Management according to the accounting practices and related basis of preparation of the special-purpose interim financial statements described in Note 2.

Management’s Responsibility for the Special-purpose Interim Financial Statements
Management is responsible for the preparation and fair presentation of these special-purpose interim financial statements in accordance with Brazilian accounting practices, and for such internal control as Management determines is necessary to enable the preparation of special-purpose interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these special-purpose interim financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the special-purpose interim financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the special-purpose interim financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the special-purpose interim financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the special-purpose interim financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the special-purpose interim financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3

Opinion
In our opinion, the special-purpose interim financial statements give a true and fair view of the financial position of Imifarma Produtos Farmacêuticos e Cosméticos S.A. as of June 30, 2013, and of its financial performance for the six-month period then ended in accordance with accounting practices and related basis of preparation of the special-purpose interim financial statements described in Note 2.

Other issue

Restriction on distribution or use
These interim financial statements have been prepared for the special purpose of being used as basis for the approval of the merger of the Company’s shares by Ultrapar Participações S.A. Therefore, they include only the balance sheet as of June 30, 2013 and the statement of income for the six-month period ended June 30, 2013. They are not a full set of financial statements prepared in accordance with Brazilian accounting practices for general purposes. The use and disclosure of special-purpose interim financial statements should be restricted to that set forth by the law applicable to the special purpose of the merger of Imifarma's shares by Ultrapar.

Belém, December 17, 2013

KPMG Auditores Independentes
CRC 2SP014428/O-6

João Alberto da Silva Neto
Accountant CRC RS-048980/O-0 T-CE

4

Imifarma Produtos Farmacêuticos e Cosméticos S.A.

Balance sheet as of June 30, 2013

(in thousands of Reais)

Assets	Note		Liabilities	Note

Current			Current
Cash and cash equivalents	3	10.157	Trade payables	11	108.355
Trade receivables	4	77.371	Loans and financing	12	107.998
Inventories	5	174.474	Loans payable - related parties	8	4.717
Recoverable taxes	6	8.227	Taxes payable	14	17.355
Prepayments		1.250	Salaries and social charges	15	22.458
Other receivables		7.433	Deferred revenue		1.528
			Other payables		2.536
Total current assets		278.912
			Total current liabilities		264.947
Noncurrent
Financial investments		94	Noncurrent
Recoverable taxes	6	17.754	Loans and financing	12	32.818
Deferred taxes	7	6.966	Taxes payable	14	8.925
Deposits in court	16	948	Provisions	16	9.598
Loans receivable - related parties	8	2.901	Other payables		4

		28.663	Total noncurrent liabilities		51.345
Property, plant and equipment	9	37.012
Intangible assets	10	15.211	Total liabilities		316.292
		52.223
			Shareholders' equity	17
Total noncurrent assets		80.886	Capital		2.240
			Capital reserves		30.648
			Legal reserve		448
			Retained earnings		10.170

			Total shareholders' equity		43.506

Total assets		359.798	Total liabilities and shareholders' equity		359.798

See the accompanying notes to the financial statements.

5

Imifarma Produtos Farmacêuticos e Cosméticos S.A.

Statement of income

Six month period ended June 30, 2013

(in thousands of Reais, except for earnings per share)

	Note

Net revenue	18	478.375

Cost of goods sold	19	(329.307)

Gross profit		149.068

Operating (expenses) income
Selling expenses	19	(90.415)
Administrative and general expenses	19	(31.280)
		(121.695)
Profit before net financial (expenses)
income, and taxes		27.373

Financial income		466
Financial expenses		(10.559)

Financial expenses, net	20	(10.093)

Profit before income and social contribution taxes		17.280

Current income and social contribution taxes	7	(4.740)
Deferred income and social contribution taxes	7	(1.461)

Profit for the period		11.079

Earnings per share
Basic and diluted earnings per share (in R$)	17	4.95

See the accompanying notes to the financial statements.

6

Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Special-purpose interim
financial statements
as of June 30, 2013

Notes to the special-purpose interim financial statements

(In thousands of Reais, unless otherwise stated)

1	Operations
Imifarma Produtos Farmacêuticos e Cosméticos S.A. ("Company") is a closed capital corporation with head office located at Travessa Quintino Bocaiúva 381, in the neighborhood of Reduto, City of Belém, State of Pará, Brazil, whose activities consist of the whosale and retail trade of pharmaceuticals, perfumes, personal hygiene, beauty and skincare products, cell phone equipment, and convenience products.  As of June 30, 2013 the Company had 178 stores operating in the states of Pará, Amapá, Maranhão, Piauí and Ceará, under the trade name of Extrafarma.

On September 30, 2013, the Company and its shareholders entered into a share exchange  agreement with Ultrapar Participações S.A (“Ultrapar”). This transaction is expected to be closed in the first quarter of 2014. These interim financial statements include only the balance sheet as of June 30, 2013 and the statement of income for the six-month period ended June 30, 2013 and have been prepared for the special purpose of being used as basis for the approval of the merger of the Company’s shares by Ultrapar.

2	Basis of preparation of the special-purpose interim financial statements and significant accounting practices

2.1	Basis of preparation of the special-purpose interim financial statements

a.	Statement of Compliance in relation to CPC standards
The special-purpose interim financial statements have been prepared in accordance with Brazilian accounting practices, in compliance with the provisions included in the Corporate Law, and incorporated changes introduced by Laws 11638 and 11941/09, supplemented by pronouncements, guidelines and interpretations issued by the Committee for Accounting Pronouncements (CPC), approved by resolutions issued by the Federal Accounting Council (CFC), except for the fact that the balance sheet and the statement of income for the period ended June 30, 2013 are not presented in a comparative manner and for the lack of presentation of the statements of comprehensive income, changes in equity and cash flows.

These special-purpose interim financial statements as of June 30, 2013 have been prepared for the special purpose of meeting the requirements of Instruction 319/99 issued by the Brazilian Securities and Exchange Commission – CVM for the merger of Imifarma’s shares by Ultrapar as mentioned in Note 1. These special-purpose interim financial statements include only the balance sheet as of June 30, 2013 and the statement of income for the six-month period ended June 30, 2013, pursuant to item 29.12 of Circular 01/2007 issued by CVM/SNC/SEP. They are not a full set of financial statements and therefore may not be used for other purposes.

The Board of Directors authorized the issueance of these financial statements on December 17, 2013.

7

Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Special-purpose interim
financial statements
as of June 30, 2013

b.	Basis of measurement
The financial statements have been prepared in accordance with the accounting practices mentioned in Note 2.2 and using historical cost as the accounting basis, except for the following material items:

•	Financial instruments at fair value through profit or loss.

c.	Functional and presentation currency
The special-purpose interim financial statements are presented in thousands of Brazilian Reais (R$). The Brazilian Real is the Company’s functional currency.

d.	Use of estimates and judgments
The preparation of the special-purpose interim financial statements in conformity with the CPC standards requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

Information on critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the special-purpose interim financial statements is included in the following notes:

•	Note 13 - Recording of agreements including lease.

•	Note 13 - Lease classification.

Information about assumptions and estimation of uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 7 - Deferred taxes.

•	Note 16 - Provisions

2.2	Significant accounting policies

a.	Financial instruments

(i)	Non-derivative financial assets
The Company initially recognizes loans and receivables on the date they are originated. All other financial assets are recognized initially on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

8

Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Special-purpose interim
financial statements
as of June 30, 2013

The Company classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, investments held to maturity, and loans and receivables. The Company does not have available-for-sale financial assets.

Financial assets at fair value through profit or loss
A financial asset is classified at fair value through profit or loss if it is classified as held-for-trading or is designated as such on initial recognition. Financial assets are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes in fair value are recognized in profit or loss for the period.

Held-to-maturity financial assets
If the Company has the positive intent and ability to hold debt securities to maturity, then such financial assets are classified as held-to-maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables
Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Cash and cash equivalents
Cash and cash equivalents comprise cash balances, bank deposits and financial investments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments.

(ii)	Non-derivative financial liabilities
The Company initially recognizes issued debt securities and subordinated liabilities at the date they are originated. All other financial liabilities (including liabilities designated at fair value recorded in profit or loss) are initially recognized on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged, canceled, or expire.

The Company classifies non-derivative financial liabilities into the other financial liabilities category. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

The Company has the following non-derivative financial liabilities: loans and financing, bank overdraft limit (secured account), unsecured bank balances, trade payables, leases, related parties, and other accounts payable.

9

Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Special-purpose interim
financial statements
as of June 30, 2013

(iii)	Capital
Common shares at nominal value are classified as equity.

Minimum mandatory dividends, as defined in the by-laws, are recognized as liabilities, and may be distributed as interest on shareholders' equity. The excess of dividends to be distributed is classified as additional dividends proposed in the shareholders' equity.

b.	Trade receivables and other receivable
Trade receivables correspond to cash receivable from clients deriving from the sale of goods or the rendering of services, recorded at the amount billed, not adjusted to present value due to Management's judgment of not considering this procedure applicable, and include the corresponding direct taxes whose tax liability the Company is responsible for.

The allowance for doubtful accounts is composed of loans overdue for more than 180 days and based on the credit risk analysis which encompasses the loss history, the client's individual situation and the assessment of the legal advisors.  Management understands that the allowance recorded is sufficient to cover losses upon the realization of trade receivables.

c.	Inventories
Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted average cost criterion, and includes all costs involved in the acquisition of the asset.  Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and estimated costs necessary to make the sale.

d.	Property, plant and equipment

(i)	Recognition and measurement
Property, plant and equipment items are measured at historic acquisition or construction cost, less accumulated depreciation and impairment, if applicable.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of assets built by the Company itself includes the cost of materials and direct labor, as well as any other costs incurred to bring the assets to the location and condition necessary for them to operate according to Management’s purposes.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Any gains and losses arising from the disposal of an item of property, plant and equipment (determined as the difference between the net disposal proceeds and the carrying value of the asset) are recognized as other operating revenues/expenses in profit or loss.

(ii)	Subsequent costs
The replacement cost of a component of property, plant and equipment is recognized in the item's carrying value should it be probable that the economic rewards incorporated into the component will flow to the Company and its cost may be reliably measured.  The carrying value of a component which has been replaced by another is recorded in the income for the period in which the replacement occurs.  All other expenditure is recognized in profit or loss as incurred.

10

Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Special-purpose interim
financial statements
as of June 30, 2013

(iii)	Depreciation
Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of self-constructed assets, from the day the asset construction is completed and it is available for use.

Depreciation is calculated on the depreciable portion of an asset (its replacement cost less the estimated residual value).

Depreciation is recognized in profit or loss using the straight-line method, as per rates described in Note 9, and considers the estimated useful lives of each part of a property, plant and equipment item, given that this is the method that more closely reflects the consumption pattern of future economic rewards included in assets.

Depreciation methods, useful lives and residual amounts are reviewed at each reporting date and possible adjustments are recognized as a change in accounting estimates. Management understands that depreciation rates represent the expectations of the Company's assets' useful lives.

The estimated weighted average rates as of June 30, 2013 are as follows:

% average rate

Leasehold improvements (as per agreements)	10 to 20
Machinery and equipment	7.14 to 10
Furniture and fixtures	8.33 to 33.33
Vehicles	10 to 33.33
IT equipment	20 to 50

e.	Intangible Assets
Intangible asset useful lives are stated as definite or indefinite.

Intangible assets with indefinite useful lives are not amortized and their recoverable value is tested on a yearly basis. Intangible assets which have a definite useful life are amortized considering their effective use.

(i)	Subsequent expenditures
Subsequent expenditures are capitalized only when the future economic rewards incorporated into the specific asset to which they are related increase.

(ii)	Amortization
Amortization is recognized in profit or loss using the straight-line method, based on the estimated useful lives of intangible assets, as from the date on which they become available for use. Estimated useful lives as of June 30, 2013 are as follows:

•	Software: 5 years or for the term of licenses.

•	Lease of commercial establishment/transfer fees: 5 years or for the term of the lease agreements.

11

Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Special-purpose interim
financial statements
as of June 30, 2013

f.	Leases
The Company has operating and financial leases.

The leases in whose terms the Company assumes the risks and rewards inherent in the ownership are classified as financial leases.  At the initial recognition the leased asset is measured at a value equal to or the lower of its fair value and the present value of the minimum lease payments.  Subsequent to initial recognition, the asset is recorded according to the accounting policy applicable to the asset.

Minimum lease payments performed under financial leases are allocated between financial expenses and decrease in the liabilities outstanding.  Financial expenses are allocated to each period over the term of the lease aiming at producing a constant, periodic interest rate on the liability remaining balance.

The other leases are operating leases. Payments made under operating leases are recognized in profit or loss on a straight-line basis for the lease period.

g.	Impairment

(i)	Financial assets
A financial asset not measured at fair value through profit or loss is valued at each reporting date to determine whether there is objective evidence that it is impaired.

An asset is impaired when objective evidence indicates that a loss event occurred after the initial recognition of the asset and that the loss event had a negative effect on the estimated future cash flows of that asset which can be estimated reliably.

The Company considers evidence of impairment for receivables both at an individualized and at a collective level. All material receivables which are individually significant are tested for impairment. All receivables which are individually significant and are identified as not having endured impairment individually are then collectively assessed with respect to any impairment that might have occurred. Receivables which are not individually significant are collectively assessed for impairment by means of grouping together assets with similar risk characteristics.

In assessing collective impairment tests, the Company uses historical trends of the default chances, the timing of recoveries and the amounts of loss incurred, adjusted to reflect the  Management's judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or lesser than suggested by historical trends.

(ii)	Non-financial assets
The carrying amounts of the Company's non-financial assets, such as those of property, plant and equipment and intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is determined.

The recoverable amount of an asset or cash generating unit (CGU) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects market conditions in effect with respect to the capital recoverability time and the risks specific to the asset or

12

Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Special-purpose interim
financial statements
as of June 30, 2013

CGU. In order to test the recoverable value, the assets which cannot be individually tested are grouped together in the smallest asset group generating continuous use cash inflow, which are mostly independent of the cash flows from other assets or groups of assets (the “cash generating unit or CGU").   The Company considers each store individually as a cash generating unit.

The Company did not make any adjustment in the criterion it adopts to measure assets and make accounting estimates in the financial statements, which comprise the balance sheet as of June 30, 2013 and the statement of income for the period from January 1 to June 30, 2013, due to the signature of the share exchange agreement with Ultrapar, referred to in Note nº 1

h.	Trade payables
Trade payables are liabilities payable for goods or services acquired over the ordinary course of business, and are classified in their entirety as current liabilities due to the fact that the usually negotiated maturities are shorter than one year, or than the normal operating cycle.

i.	Pay received
Pay received from suppliers is measured and recognized as a liability based on its realization value, and recorded in profit or loss for the net amount between the amount received and the costs spent on the supplier's marketing development. It comprises agreements entered into based on purchase volume and occasional negotiations to recover margin, or marketing agreements, among others.

j.	Provisions
A provision is recognized, as a result of past events, if the Company has a present obligation (legal or constructive) which can be reliably estimated and it is probable that an economic outflow is required to settle the obligation.

k.	Operating revenue

(i)	Sale of goods
Operating revenue from the sale of goods in the normal course of business is measured at the fair value of the consideration received or receivable.

Operating revenue is recognized when there is convincing evidence that the most significant risks and rewards inherent in the ownership of goods have been transferred to the buyer, that it is probable that economic financial rewards will flow to the Company, that related costs and the possible return of merchandise can be reliably estimated, that there is no continuous involvement with the goods sold, and that the operating revenue amount can be measured reliably.
(ii)	Rental income
Rental income is recognized in profit or loss using the straight line method over the lease term deriving from the assignment of space to cash dispensers.

(iii)	Deferred revenue - Loyalty program
The Company has a loyalty program in which clients are benefited from credits known as "Club Extra", by means of which clients are entitled to redeem their points in exchange for Company’s goods. The amount regarding the consideration received or receivable, in relation to the initial sale, is allocated among the prizes granted by the loyalty program (Club Extra).  The amount allocated to Club Extra is estimated based on the reference to the fair value of the right to buy

13

Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Special-purpose interim
financial statements
as of June 30, 2013

goods.  The fair value of the right to buy goods is estimated based on the value of the goods, which are adjusted in order to take into consideration the redemption rate forecast.  The amount allocated to Club Extra is deferred and the revenue is recognized only when the points are redeemed and when the Company has met its obligation of supplying the goods.  The time frame for redemption is 12 months counting from the date on which the points are made available.  The amount of revenue recognized under these circumstances is based on the number of points which were redeemed in exchange for goods, in relation to the total number of points which is forecasted to be redeemed.  Deferred revenue is also recorded as revenue in profit or loss when it is no longer considered probable that the points will be redeemed, i.e. after 12 months.

l.	Cost of goods sold
The Company considers as cost of goods sold the weighted average cost, plus non-recoverable taxes and inventory losses due to expiration, spoilages and inventory differences, net of marketing funds received from the pharmaceutical industry.

m.	Financial income and financial expenses
Financial income comprises interest income on funds invested (including variation in the fair value of financial assets measured at fair value through profit or loss). Interest income is recognized in profit or loss through the effective interest method.

Financial expenses comprise interest expenses on loans.   Borrowing costs which are not directly attributable to the purchase, construction or production of a qualifying asset are recognized in profit or loss through the effective interest method.

n.	Income and social contribution taxes

(i)	Current taxes
Current year income and social contribution taxes are calculated at the following rates: 15% plus a 10% surtax on any taxable income in excess of  R$240 (annual basis) for income tax; and 9% on taxable income for social contribution on profit, considering, where applicable, income and social contribution tax loss offsets and negative basis of social contribution, up to 30% of taxable income.

Income and social contribution tax expenses comprise current income taxes. Current tax is recognized in profit or loss, except to the extent that it relates to items directly recognized in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

(ii)	Deferred taxes
Deferred tax is recognized in respect of temporary differences between the carrying amounts of the Company's assets and liabilities for accounting purposes and the corresponding amounts used for income tax purposes. Deferred tax is measured at the tax rates which are expected to be applied to temporary differences when they revert, based on the laws that have been enacted or substantially enacted up to the specific-purpose interim financial statements date.

14

Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Special-purpose interim
financial statements
as of June 30, 2013

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

A deferred income and social contribution tax asset is recognized for unused deductible temporary differences and tax credits to the extent that it is probable that taxable income subject to taxation will be available, against which the deductible temporary differences can be utilized. Deferred income and social contribution tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Total income and social contribution taxes are composed of current and deferred taxes.

o.	Business segments
Operating segments are defined as components of an enterprise for which individual financial information is available and is assessed regularly by the main operating decision-maker in the decisions on how to allocate funds to an individual segment, and to assess the segment's performance. Considering that all decisions are made according to consolidated reports, all services are provided using a similar marketing system, there are no managers responsible for a certain segment and all decisions about strategic and financial planning, purchasing, investments and application of funds are made on a consolidated basis, the Company has concluded that it has only one reporting segment.

p.	Determination of the adjustment to present value
A specific analysis with respect to the effects arising from adjustment to present value of asset and liability accounts deriving from short-term operations was carried out, and no significant or relevant effect was determined.  Long-term monetary assets and liabilities are not subject to discounts to present value.

q.	New standards and interpretations not yet adopted
The following pronouncements issued by the International Accounting Standards Board  - IASB were enacted on January 1, 2013, however CPC has not yet issued pronouncements equivalent to these International Accounting Standards - IAS/International Financial Reporting Standards - IFRS. The adoption of these pronouncements depends on their approval through CVM’s ruling and no significant impacts are expected on the Company’s special-purpose interim financial statements:

•	Changes in IAS 1 – Presentation of other comprehensive income

•	Changes in IFRS 7 – Disclosures – Offsetting financial assets and financial liabilities

The following standards, amendments to standards and interpretations of the IFRS issued by IASB were not in effect as of June 30, 2013:

Effective in

•	Changes in IAS 32 – Presentation of financial statements	2014

•	Financial instruments – IFRS 9	2015

15

Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Special-purpose interim
financial statements
as of June 30, 2013

CPC has not yet issued pronouncements equivalent to these IAS/IFRS, but it is expected to do so before the date set for them to come into effect. The adoption of these IFRS pronouncements depends on their previous approval through CVM’s ruling.

3	Cash and cash equivalents

06/30/2013

Cash	4,859
Banks – Checking account	5,195
Interest-earning bank deposits	103
Total	10,157

Financial investments are considered as cash and cash equivalents due to being highly liquid,  and corresponding to operations performed with financial institutions whose redemption term is shorter than 90 days.

4	Trade receivables

a.	Composition of the account

06/30/2013

Trade receivables	24,428
Accounts receivable from credit and debit cards	55,190
Allowance for doubtful accounts	(2,247)

Total	77,371

The breakdown of the gross balance of trade receivables, excluding the allowance for doubtful accounts, is shown below:

			Overdue
	Total	Falling due	< 30 days	31-60 days	61-90 days	91-180 days	> 180 days

06/30/2013	79,618	75,028	1,487	236	161	459	2,247

The Company’s exposure to credit and currency risks and the allowance for doubtful accounts related to trade receivables and other accounts are disclosed in Note 21.

The amount of R$52,087 from the balance of credit card receivables and accounts receivable was provided as guarantee for the loans and financing contracted by the Company.

16

Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Special-purpose interim
financial statements
as of June 30, 2013

b.	Allowance for doubtful accounts
The changes in the allowance for doubtful accounts in accounts receivable are shown in the table below:

06/30/2013

Balance at beginning of the period	2,049
Allowance supplement	306
Allowance reversal	(108)

Balance at end of period	2,247

The allowance supplement and reversal are recorded in the profit or loss for the period as selling expenses or revenues.  The allowance reversals occur when there are no expectations of recovering the funds.

5	Inventories

a.	Composition of the account

06/30/2013

Goods for resale	173,776
Materials for use and Consumables	698

Total	174,474

Provision for obsolescence of inventories
There is no record for the provision for obsolescence due to the fact that, historically, there are no significant losses for obsolescence.  The Company's inventory is substantially composed of medicine items, and the Company performs negotiations with its vendors for replacement, exchange and/or removal of products before their due dates.

6	Recoverable taxes

06/30/2013

Recoverable ICMS (Value-Added Tax on Sales and Services)	1,648
Prepaid ICMS	16,979
Recoverable IRPJ (Corporate Income Tax)	2,353
Recoverable CSLL (Social Contribution on Net Income)	801
Recoverable PIS (Contribution for Social Integration Program)	595
Recoverable COFINS (Tax for Social Security Financing)	3,549
Other	56

Total	25,981

Current	8,227
Noncurrent	17,754

Total	25,981

17

Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Special-purpose interim
financial statements
as of June 30, 2013

The credits deriving from prepaid ICMS arise from the use of rates in accordance with Differentiated Tax Regime 154/12 for wholesale goods, and Differentiated Tax Regime 64/10, for medicine.  The aforementioned rate is prepaid for goods subject to the taxpayer substitution, in their entry into the State of Pará.  Balances are offset at the outflow of goods to other States.

7	Deferred taxes
Deferred income tax and social contribution taxes are recorded to reflect future tax effects attributable to temporary differences between the tax basis of assets and liabilities and their respective carrying amounts.

The recovery of deferred tax assets is reviewed periodically and projections are reviewed on a yearly basis.  Should there be significant factors which may modify projections, the latter are reviewed during the course of the year by the Company.

The calculation of deferred income and social contribution taxes in profit or loss is shown below:

	06/30/2013

	IRPJ	CSLL	Total

Allowance for doubtful accounts	42	42
Provision fortax, civil and labor risks	137	137
Deferred revenue	171	171
Other provisions	(3,626)	(3,626)
Tax losses/negative basis	(1,110)	(783)

Calculation basis	4,386	4,059
Statutory nominal rate	25%	9%
Deferred income and social contribution taxes in profit or loss	1,096	365	1,461

a.	Reconciliation of Income Tax (IR) and Social Contribution (CSLL) expenses, current and of the effective rate in force levied on these taxes

06/30/2013

Income before taxes	17,280
Additions and deductions	279
Interest on shareholders' equity paid and/or credited	(909)
Other additions and deductions, net	(2,708)
Calculation basis	13,942
Statutory nominal rate	34%
Current income and social contribution taxes in profit or loss	4,740

18

Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Special-purpose interim
financial statements
as of June 30, 2013

b.	Estimate of the realization portions regarding deferred tax assets
The Company, based on a technical study approved by the Management, recognized the tax credits on prior-year tax losses and negative bases of social contribution related to the estimate of future taxable profit, which do not have statute of limitations and whose offsetting is limited 30% of the annual taxable profits.

Based on the technical study with respect to the calculation of taxable income projections, the Company estimates to recover the tax credit deriving from negative bases of social contribution and tax losses to offset in 2013, in its entirety.

8	Related parties
The main balances of assets and liabilities as of June 30, 2013, as well as the transactions that had an impact on profit or loss for the period, with respect to transactions with related parties, result from the Company's transactions with, shareholders, key management personnel and other related parties.

a.	Composition of the account

06/30/2013

Loans receivable – related parties

Loans granted to shareholders (a)	2,901
Total	2,901

	06/30/2013	06/30/2013

	Current liabilities	Expenses
Cash payable

Rent payable
LA'7 Participações e Empreend. Imob. Ltda. (b)	183	1,098

Loans payable – related parties
Borrowings from shareholders (c)	4,717	79

Trade payables – services
KC Lazera Serviços de Consultoria Ltda. (d)	-	17
P&S Serviços de Consultoria Ltda. (d)	-	281
Bruno Lazera Maciel (d)	-	12
Roberto Correa Lazera (d)	8	21

(a)	Refers to resources taken out by shareholders that will be settled during the course of year 2013, by means of distribution of dividends.

(b)
As of June 30, 2013, there were 19 real estate contracts owned by LA'7 and rented by the Company (Lessee).  The amount of real estate rent is, annually corrected using the General Market Price Index (IGP-M). The impact on profit or loss in the six-month period ended June 30, 2013 was R$1,098. Rent balance payable as of June 30, 2013 is R$183.

19

Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Special-purpose interim
financial statements
as of June 30, 2013

(c)
Balances are represented by cash injected by the shareholders in the Company, on which there are charges established by CDI, amounting to an expense of R$79 in the six-month period ended June 30, 2013.  These loan agreements do not have maturity terms.

(d)
The amount of R$17 was paid to KC Lazera Serviços de Consultoria Ltda., R$281 was paid to P&S Serviços de Consultoria Ltda, R$12 was paid to Bruno Lazera Maciel, and R$21 was paid to Roberto Correa Lazera in the six-month period ended June 30, 2013, for management consulting services.

The remuneration to Management totaled R$60 for the six-month period ended June 30, 2013, and is related just to short-term benefits.

The Company does not have a policy for post-employment benefits (private pension fund) and share-based remuneration.

b.	Guarantees and sureties provided by related parties

Existing balance

Paulo Correa Lazera and spouse
Surety	88,730

Refers to Working Capital contracts not supported by collateral.  There is no collection of charges on this assignment of sureties.
9	Property, plant and equipment

	Furniture and fixtures	Machinery and equipment	Vehicles	IT equipment	Leasehold improvements	Property, plant and equipment in progress	Total

Annual rate of depreciation %	8.33 to 33.33	7.14 to 10	10 to 33.33	20 to 50	10 to 20	-

Balances at 12/31/2012	8,730	4,033	3,063	4,149	11,961	1,469	33,405

Acquisitions	1,141	381	-	480	1,096	3,493	6,591
Write-offs	(3)	(6)	-	(11)	-	(96)	(116)
Depreciation	(599)	(290)	(418)	(543)	(1,018)	-	(2,868)

Balances at 06/30/2013	9,269	4,118	2,645	4,075	12,039	4,866	37,012

Cost	12,167	5,513	5,168	7,312	15,029	4,866	50,055
Accumulated depreciation	(2,898)	(1,395)	(2,523)	(3,237)	(2,990)	-	(13,043)

Net balances	9,269	4,118	2,645	4,075	12,039	4,866	37,012

Additions to property, plant and equipment consist of acquisitions of operating assets, leasehold improvements for expanding the Company's activities by means of construction of new stores, modernization of the distribution center and existing store facilities, and investments in IT equipment.

20

Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Special-purpose interim
financial statements
as of June 30, 2013

Totally depreciated fixed asset items maintained in fixed assets amount to R$1,517 up to June 30, 2013.  The balance is substantially composed of furniture and fixtures.  The Company does not have temporarily idle fixed assets.

a.	Property, plant and equipment under construction
The Company has establishments (stores) under construction and comprising 30 stores as of June 30, 2013. The balance of costs incurred regarding stores under construction up to the reporting date totaled R$4,866 as of June 30, 2013.

b.	Impairment loss
The Company's assets are stated at amounts not higher than their recoverable amounts, and there is no need to recognize an allowance for impairment. To ensure that its assets are not accounted for at an amount higher than that which may be recovered through use or sales, the Company relies on analyses of the external and internal factors provided for in CPC 01 - Impairment of Assets.

10	Intangible assets

	Lease of commercial establishment:	Software	Total

% Annual amortization rate	20	20

Balances as of December 31, 2012	6,032	5,540	11,572
Acquisitions	1,216	3,733	4,949
Amortization	(1,306)	(4)	(1,310)

Balances as of June 30, 2013	5,942	9,269	15,211

Breakdown of balance:
Cost	10,552	10,679	21,231
Accumulated amortization	(4,610)	(1,410)	(6,020)

Net balance	5,942	9,269	15,211

The amortization of expenditures on the lease of commercial establishment is calculated over the term of each of the stores' lease contracts, which have the duration, on average, of 60 months (5 years).

The monthly amortization of intangible assets, with definite useful lives, is recorded in profit or loss in the group "General and administrative expenses".

21

Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Special-purpose interim
financial statements
as of June 30, 2013

Lease of commercial establishment (transfer-fees)
The lease value of the commercial establishments is stated at the cost of acquisition, amortized using the straight line method, and considers the lease contract terms. The transfer-fees write-offs occur due to the closedown of stores, and is recorded in profit or loss.

Software
The Company has been investing in the establishment of a new ERP system which aims at supporting operations in an integrated manner, based on technology which enables future growth without large investments in updates.  The new ERP also aims at enhancing the internal control routines.

11	Trade payables

a.	Composition of the account

06/30/2013
Trade payables - merchandise	97,716
Trade payables - services	8,438
Trade payables - reloading	1,830
Other trade payables	371
Total	108,355

b.	By maturity

	06/30/2013
Overdue	2,417	(*)
From 1 to 30 days	70,701
From 31 to 60 days	23,128
From 61 to 90 days	8,902
Over 91 days	3,207
Total	108,355

c.	Portfolio concentration

06/30/2013
Suppliers
First largest supplier	2,642
From the 2nd. to 6th. largest suppliers	8,732
From the 7th. to 11th. largest suppliers	8,861
Other trade payables	88,120
Total	108,355

22

Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Special-purpose interim
financial statements
as of June 30, 2013

(*)
Because of the implementation of the new ERP, as explained in Note 10, the Company has bills recorded as overdue, but which it paid by making advances to suppliers that are classified in other trade receivables and are being reconciled. The Company is not aware of any overdue bills as of the date of the financial statements.

12	Loans and financing
This note provides information on the terms of interest-bearing loan agreements, which are measured at amortized cost. For further information on the Company’s exposure to market risk, foreign currency and liquidity risks see Note 21 – Financial Instruments.

a.	Composition of the account

Purpose	Average rate	Maturity	06/30/2013

Working capital	1.72 to 3.37% p.a + CDI	06/24/2015	136,092
Leasing	15.25% p.a.	10/14/2015	2,280
Finame (Government Agency Fund for Machinery and Equipment Financing)	4.7% to 8% p.a. + 1.7% on the long-term interest rate TJLP	02/15/2017	2,435
Other	13.4% p.a.	02/15/2017	9

Total			140,816

Current			107,998
Noncurrent			32,818

Total			140,816

The Company does not have credit lines obtained which have not been used.

b.	Disbursement schedule

06/30/2013
Maturity
By June 2014	107,998
From July 2014 to June 2015	18,970
From July 2015 to June 2016	12,671
After July 2016	1,177
Total	140,816

c.	Finance leases
The Company has assets of R$4,954, consisting of vehicles and computers obtained through finance leases. These agreements have a maximum period of five years, and include renewal, purchase option and adjustment clauses after this period. The finance lease balance as of June 30, 2013 is R$2,280 and is recorded as loans and financing against property, plant and equipment.

23

Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Special-purpose interim
financial statements
as of June 30, 2013

d.	Guarantees
In addition to guarantees and sureties provided by related parties, shareholding individuals, disclosed in Note 8, other types of guarantees have been provided to loans and financing contracted by the Company, as described in the table below:

Bank/ Guarantee	Existing balance

Banco do Brasil
Pledge of Visa's credit rights of Cielo	38,057
Banco Itaú
Pledge of Mastercard's credit rights	7,097
Banco Bradesco
Pledge of collection portfolio	1,613
Banco Safra
Pledge of collection portfolio	5,320

e.	Covenants
Loans and financing do not have restrictive clauses (covenants).

13	Operating leases
The operating leases will be settled according to the following payment flow:

Maturity	Amounts

2013	8,202
2014	14,836
2015	11,550
2016	8,629
2017	6,173
Beyond 2017	10,134
59,524

Third parties
48,544
Related parties	10,980

As of June 30, 2013, the Company had 212 operating lease contracts for the rent of stores contracted with third parties (193 contracts) and with related party LA’7 (19 contracts). Additionally, the Company had two distribution centers, one of which rented from third parties and another rented from the related party LA’7.

These leases have an average maturity duration of five years, including lease renewal option for another equal period.  Lease payments are corrected periodically, most of which using  IGP-M.

The amount of R$11,555 related to operating leases was recognized as expense in profit or loss for the six-month period ended June 30, 2013.

24

Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Special-purpose interim
financial statements
as of June 30, 2013

In accordance with the lease contracts, the amount of R$1,444 was recognized as maintenance expense in the six-month period ended June 30, 2013, related to operating leases

14	Taxes payable

06/30/2013

Income and social contribution taxes	6,372
Installment payment established by Law 11941	1,463
IRPJ and CSLL installment payment	693
INSS (Social Security Contribution) payable	2,261
FGTS (Severance Pay Fund) payable	287
State taxes	3,639
PIS/COFINS (Tax for Social Security Financing) payable	2,248
Other	392

Total current	17,355

IRPJ and CSLL installment payment	1,311
Installment payment established by Law 11.941	7,614

Total noncurrent	8,925

The Company operates in several Brazilian states and the ICMS is payable under the usual taxation regime and/or under liability for taxes due by another party in every State in which it has operations.

In addition, the Company has federal tax installment payments within the sphere of the Brazilian Federal Revenue Department and the Office of the Attorney-General of the National Treasury, which have been corrected using the Selic rate with maturity up to June 2023.

15	Salaries and social charges

06/30/2013

Sharing in profits, bonuses and awards	600
Payroll provisions	11,290
Social charges	5,353
Salaries and fees	5,215
22,458

16	Provision
The Company is a defendant in lawsuits and administrative proceedings incidental to its business filed at court and government agencies, deriving from the normal course of operations, regarding tax, labor, civil and other issues.

25

Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Special-purpose interim
financial statements
as of June 30, 2013

Management, according to information from its legal advisors, follows the provision recognition criterion laid down by CPC 25 , whereby an entity must recognize a provision if: i) a present obligation has arisen as a result of a past event; ii) payment is probable; and iii) the amount can be estimated reliably.

In the six-month period ended June 30, 2013  the Company recognized a provision for tax, civil and labor risks by assessing legal outstanding demands in amount considered sufficient to cover possible losses estimated for ongoing cases.

a.	Composition of the account

06/30/2013

Civil	1,554
Labor	235
Tax	7,809

9,598

As of June 30, 2013, the Company held legal demands assessed by its legal advisors as possible loss risk, in the amounts of R$15,027, for which no provisions were recorded, as established by accounting practices adopted in Brazil.

Nature of (possible) contingency	06/30/2013

Civil	1,521
Labor	2,157
Tax	11,349

15, 027

b.	Deposits in court
Deposits in court, most of which are related to proceedings in the labor area, are performed to guarantee the filing of legal appeals by the Company.

17	Equity

a.	Share capital
As of June 30, 2013, the Company's share capital was R$2,240, consisting of 2,240,000 common shares, with a par value of R$1.00 each.

Shareholders	Number of shares	Shareholding %

Katia Correa Lazera	320,000	14.286%
Paulo Correa Lazera	320,000	14.286%
Pedro José Correa Lazera	320,000	14.286%
Roberto Correa Lazera	320,000	14.286%
Sandra Correa Lazera	320,000	14.286%
Tania Lazera de Lima Paz	320,000	14.286%
Tereza Lazera Kemp	320,000	14.286%

	2,240,000	100.00%

26

Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Special-purpose interim
financial statements
as of June 30, 2013

b.	Profit reserves

Legal (Statutory) reserve
The legal (statutory) reserve is recognized at the rate of 5% of net annual profit, calculated pursuant to Art. 193 of Law 6404/76, up to the limit of 20% of the share capital.

c.	Reserve for capital increase
The Company has a capital increase reserve in the amount of R$30,648, as established in the terms of Art. 200 of Law 6404/76.

d.	Retained earnings
Retained earnings consist of the year’s profit, net of interest on shareholders´equity established by shareholders’ decision, as shown below:

06/30/2013

Profit for the period	11,079
(-) Interest on shareholders´equity calculated	(909)
Retained earnings in the period	10,170

e.	Shareholders' remuneration (dividends and interest on shareholders' equity)
The Company’s bylaws establish the distribution of minimum non-discretionary dividends of 25% of profit for the year, adjusted pursuant to Art. 202 of Law 6404/76, and the possibility of credit to shareholders in the form of interest on shareholders' equity, in compliance with the limits established by Law.  The amount of interest on shareholders' equity will be attributable to the non-discretionary dividend.

The Company performed the calculation of interest on shareholders' equity for the period in accordance with the limits established by Law 9249/95, and the amount credited, as a result of the Board of Directors' proposal for the six-month period ended June 30, 2013, was R$909

The corresponding amount was recorded as financial expense for tax purposes; however, for corporate and accounting purposes, interest on shareholders' equity is stated as profit (dividends) allocation directly in equity, thus not affecting the income for the period, in accordance with  CVM Resolution 207/96.

Earnings per share
The calculation of basic earnings per share is performed by means of dividing the profit for the year attributable to the holders of the Company's common shares, by the weighted average number of common outstanding shares for the year, excluding treasury shares.  In the case of the Company, the diluted earnings per share is equal to the basic earnings per share, as it does not have potentially diluting common shares.

06/30/2013

Earnings attributable to the Company's shareholders.	11,079
Average weighted number of common shares issued (thousands)	2,240

Basic/dilluted earnings per share (in R$)	4.95

27

Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Special-purpose interim
financial statements
as of June 30, 2013

18	Net revenue from sales and services
The Company's revenue comprises the wholesale and retail trade of pharmaceuticals, perfumes, personal hygiene and beauty products, cosmetics and skincare products, cell phone equipment, and convenience products. We present below the breakdown of the Company's net revenue:

06/30/2013

Gross revenue
Sales of merchandise	500,238
Commission on the intermediation of the sale of recharge and other services	2,859
Deferred revenue	(306)
Deductions
Returns and rebates	(1,991)
Taxes on sales and services	(22,425)
Net revenue from sales and services	478,375

19	Expenses by nature

06/30/2013

Expenses by nature
Merchandise for resale	329,307
Merchandise and consumables	1,564
Labor expenses	69,692
Insurance	342
Rent	11,555
Materials, energy, third-party services	5,708
Advertising	3,210
Depreciation and amortization	4,178
Management fee on credit and debit card transactions	4,610
Other expenses	20,836
451,002

06/30/2013

Classified as:
Cost of goods sold	329,307
Selling expenses	90,415
General and administrative expenses	31,280
451,002

28

Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Special-purpose interim
financial statements
as of June 30, 2013

20	Financial income and financial expenses

06/30/2013
Financial income
Interest received	454
Other financial income	12
466

06/30/2013
Financial expenses
Interest on loans and financing	(6,124)
Interest deriving from provisions, payment in installments and monetary variations	(2,784)
Other financial expenses	(1,651)
(10,559)

Net financial expenses	(10,093)

21	Financial instruments

a.	Overview
The Company has exposure to the following risks arising from financial instruments:

•	Credit risk;

•	Liquidity risk; and

•	Market risk.

This note presents information about the Company’s exposure to each of the aforementioned risks, about the Company’s objectives, and its policies and processes for measuring and managing risk, and capital management.

b.	Risk management framework
The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

The management of these instruments is carried out by means of operating strategies and internal controls aiming at ensuring their liquidity, profitability and safety. Control policy consists of a permanent follow-up of agreed conditions against the ones prevailing in the market.

The Company's risk management policies were established to identify and analyze risks to which the Company is exposed, in order to set the limits of risks and appropriate controls, and monitor risks and adherence to the limits imposed.  Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company's activities. The Company, by means of training and management procedures, seeks to develop a discipline and control environment in which all employees are aware of their assignments and obligations.

29

Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Special-purpose interim
financial statements
as of June 30, 2013

Management uses financial instruments aiming at obtaining the maximum return on investment for its cash and cash equivalents, at maintaining its assets liquid, hedging itself against interest rate variations and at complying with the financial indices established in its financing contracts (restrictive clauses).

Credit risk
Credit risk is the risk of financial loss to the Company, which arises mainly from the Company's receivables from clients and investment securities, if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

c.	Exposure to credit risk
Management understands that the Company is exposed to low credit risk, because its client portfolio consists of final consumers and does not include any client which accounts for more than 10% of its revenues. Its sales are basically made in cash and therefore pose no risk.

Considering the possible risk deriving from the amount passed on by the credit card acquirers, this is daily controlled by means of a strict checking process between billing and collection. The Company currently works with first tier acquirers; therefore, it understands that its risk is low; in addition, the latter assume all responsibility for the onlending of credits.

The Company limits its exposure to credit risks by investing just in highly liquid securities and just in large, first-tier financial institutions.  Management actively monitors credit ratings and since the Company has invested just in  highly-rated in terms of credit, Management has no expectations that any counterparty will fail to comply with its obligations; therefore, it considers credit risk insignificant.

d.	Trade receivables
The carrying amount of financial assets represents the maximum credit exposure. Maximum exposure to credit risk on the financial statements date was as follows:

06/30/2013

Trade receivables	77,371

The maximum exposure to credit risk for loans and receivables as of December 30, 2013, by type of counterparty was the following:

06/30/2013

Credit and debit cards	55,190
Agreements	2,799
Wholesale clients	21,629
Allowance for doubtful accounts	(2,247)

e.	Cash and cash equivalents
The Company holds cash and cash equivalents amounting to R$10,157 as of June 30, 2013. which account for the maximum credit exposure on those assets.  Cash and cash equivalents are held in first-tier financial institutions.

30

Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Special-purpose interim
financial statements
as of June 30, 2013

Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by payments in cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company also monitors the level of expected cash inflows on trade and other receivables together with expected cash outflows on trade and other payables.

Market risk
Market risk is the risk that changes in market prices, such as labor prices and interest rates, will affect the Company’s income or the value of its holdings of financial instruments. The objective of the market risk management is to manage and control exposure to market risks, within acceptable parameters, and at the same time optimize the return.

Management understands that the market risk applicable to the Company consists of the interest rate risk, given that the risk posed by an increase in the prices of merchandise provided by suppliers and laboratories is mitigated because price adjustments are annually set by the Chamber for the Regulation of the Medical Pharmaceuticals Market - CMED.

The Company adopts the policy of balancing its transactions pegged to fixed and variable interest rate transactions, in order for a significant exposure not to occur.  Loans and financing pegged to variable interest rates are monitored by means of sensitivity analyses.

f.	Interest rate risk
Interest rate risk arises from the possibility of the Company reporting gains or losses on fluctuations in interest rates on its financial assets and liabilities. To mitigate this type of risk, the Company seeks to obtain funds from different sources in terms of fixed and floating rates.

The economy's interest rate variations impact both the Company's financial assets and financial liabilities.  We show below the impacts arising from these variations on the profitability of the Company's financial investments and indebtedness in local currency substantially pegged to the Interbank Deposit Certificate (CDI).  The Company's financial asset and liability sensitiveness was shown in two different scenarios in addition to the probable one.

We present a scenario considered as probable by the Company’s Management, with nominal rates reported as of June 30, 2013 (book balance based on the CDI -interbank deposit certificate rate of 7.20% accrued over twelve months and the TJLP - long-term interest rate of 5.2% accrued over twelve months) and a scenario with appreciation of 25% (Scenario I) and 50% (Scenario II) of those rates.

g.	Sensitivity analysis
We show as follows the effects on profit or loss as a result of the appreciations as of June 30, 2013:

31

Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Special-purpose interim
financial statements
as of June 30, 2013

Financial institutions and types	Risk (rate)	Book balance	Probable scenario	Scenario I 25%	Scenario II 50%

Floating interest rate
Loans and financing	Rate increase	138,527	9,924	12,405	14,886

As a result of the analyses carried out, the Company would record expenses in the Probable. I and II.

Capital Management
The Management's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Management monitors return on capital, which was defined as the profit or loss arising from operating activities divided by the total equity.  It also monitors the level of dividends for the Company’s shareholders. Management has no plans related to the compensation of its employees by means of share-based or option-based remuneration.

The Executive Board seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position. There was no change in the approach adopted by the Company to capital management during the period.  The Company is not subject to external requirements regarding capital.

h.	Classification and fair value of financial instruments
The book balances and market values of financial instruments as of June 30, 2013 are identified as follows:

	06/30/2013

Description	Carrying amount	Fair value

Loans and receivables
Cash and cash equivalents	10,157	10,157
Trade receivables	77,731	77,371

Financial liabilities measured at amortized cost
Trade payables	108,355	108,355
Loans and financing	140,816	140,816

i.	Criteria, assumptions and limitations used in the calculation of fair values

Cash and cash equivalents
They are classified as highly-liquid financial assets and initially recognized at fair value plus any directly attributable transaction costs. Subsequent to their initial recognition, investments are measured at amortized cost which is obtained based on the quotations disseminated by their managers.  Fair value reflects the amount recorded in the balance sheet.

32

Imifarma Produtos Farmacêuticos e Cosméticos S.A.
Special-purpose interim
financial statements
as of June 30, 2013

Trade receivables
They derive directly from the Company's operations and are recorded at their original amounts, subject to impairment loss and adjustment to present value, when applicable.   It is estimated that the carrying amount is a reasonable approximation of the fair value, due to the short-term nature of the operations performed.

Trade payables
They directly derive from the Company's activities and are stated at known or estimated amounts, plus the related charges, exchange and/or monetary variations incurred up to the balance sheet date, and adjustment to present value, when applicable. Management understands that the carrying amount does not substantially vary from fair value.

Financing, loans, and related party loans
The financing amounts pegged to the long-term interest rate (TJLP) and interbank deposit certificate (CDI) approximate the liability amounts recorded in the special-purpose interim financial statements on account of the fact that these are floating rates, even considering the cases in which there is a fixed additional rate.

Fair value was determined based on the present value of future principal and cash flows, discounted at the average future CDI rate, corresponding to all loans falling due between 2013 and 2017, based on the reporting date of the special-purpose interim financial statements.

22	Insurance coverage
As of June 30, 2013, insurance coverage for operating risks was composed of R$2,891 for damage caused by fire to the chain, R$100 for civil liability per store and R$89,100 for property damage in the distribution and inventories center.

*           *           *

Paulo Corrêa Lazera –– President
Tax ID Number: 056.161.582-91

Viviany Valente Fonseca – Accountant
CRC: 015273/0 – 3 PA

33

MODEL FOR POWER OF ATTORNEY

Power of Attorney

Through the intermediary of this private instrument, [ Shareholder ], [[ nationality ], [ civil status ], [occupation], bearer of the identity document number [•] [ issuing entity], resident and domiciled at [full address] or [legal entity duly incorporated in accordance with the laws of [•], with its head offices at [•], enrolled at the Taxpayer Register under number [•]] (“Principal”), nominates and constitutes as [his/her/its] attorney-in-fact SANDRA LÓPEZ GORBE, Brazilian, married, lawyer, national identity card RG nr. 094233582-IFP/RJ, professional identity card OAB/RJ nr. 097181, and enrolled at the Taxpayers Register CPF/MF under nr. 035.539.407-35; THIAGO DE MELLO RIBEIRO COUTINHO, Brazilian, married, lawyer, national identity card RG nr. 1790900-SSP/PB, professional identity card OAB/SP nr. 176386, and enrolled at the Taxpayers Register CPF/MF under nr. 265.000.098-86; DENIZE SAMPAIO BICUDO, Brazilian, single, lawyer, national identity card RG nr. 32.308.230-0-SSP/SP, professional identity card OAB/SP nr. 239.515, and enrolled at the Taxpayers Register CPF/MF under nr. 220.578.448-03;  GUILHERME DEBEUZ DE BRITO VIANNA, Brazilian, married, lawyer, national identity card RG nr. 34.310.912-8-SSP/SP, professional identity card OAB/SP nr. 271.233, and enrolled at the Taxpayers Register CPF/MF under nr. 321.148.988-65; CAIO MARON ZANINI, Brazilian, single, lawyer, national identity card RG nr. 34.616.342-SSP/SP, professional identity card OAB/SP nr.  256.842, and enrolled at the Taxpayers Register CPF/MF under nr. 312.347.968-48, with powers, acting in isolation and independently of the order of nomination, to represent the Principal in the position of holder of [•] ([number of shares in words]) common shares issued by Ultrapar Participações S.A., a publicly held company registered in the corporate tax register (CNPJ/MF) under number 33.256.439/0001-39, with registered offices at Av. Brigadeiro Luís Antônio, 1,343, in the city São Paulo, state of São Paulo (“Company”), in the Extraordinary Shareholders’ Meeting to be held at 2:00 p.m. on January 31, 2014 at the corporate headquarters of the Company, called to discuss and vote on the proposal of the merger by the Company, of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”), with the subsequent conversion of Extrafarma into a wholly-owned subsidiary of the Company (“Merger of Shares”), signing the Shareholders’ Presence Register of the Company and the minutes of the Extraordinary Shareholders’ Meeting for the specific purpose of voting in strict conformity with the following guidance:

(i) To approve the “Protocol and Justification of Incorporação de Ações (Merger of Shares) of Imifarma Produtos Farmacêuticos S.A. by Ultrapar Participações S.A.” (“Protocol and Justification”):
In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(ii) To approve the ratification of the appointment and engagement of Ernst & Young Assessoria Empresarial Ltda., with headquarters in the City of São Paulo, State of São Paulo, at Av. Presidente Juscelino Kubitschek, 1.830, Tower 2, 4th floor, enrolled with the CNPJ/MF under Nr. 59.527.788/0001-31, as the specialized firm responsible for the preparation of the economic appraisal report of the shares of Extrafarma, for the capital increase of the Company as a consequence of the Merger of Shares, in the terms of Article 226 and pursuant to Article 8, both of Law Nr. 6,404/76 (“Appraisal Report”):
In Favor	Against	Abstention
[ ]	[ ]	[ ]
Mark with an X in the box of your choice above.

(iii) To approve the Appraisal Report:
In Favor	Against	Abstention
[ ]	[ ]	[ ]
Mark with an X in the box of your choice above.

(iv) To approve the capital increase of the Company as a result of the Merger of Shares and the issuance of new common, book-entry shares with no par value:
In Favor	Against	Abstention
[ ]	[ ]	[ ]
Mark with an X in the box of your choice above.

(v) To approve the amendment of Article 5 of the Company’s Bylaws, in order to reflect the capital increase resulting from the Merger of Shares:
In Favor	Against	Abstention
[ ]	[ ]	[ ]
Mark with an X in the box of your choice above.

(vi) To approve the issuance of subscription warrants, as set forth in the Protocol and Justification:
In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(vii) To approve the consent from the managers of the Company for required measures to be adopted in order to formalize the Merger of Shares, including in relation to the competent public departments and third parties in general:
In Favor	Against	Abstention
[ ]	[ ]	[ ]
Mark with an X in the box of your choice above.

The attorneys-in-fact hereby nominated have no right or obligation whatsoever to take any other measures in the name of the Principal not expressly provided for in this instrument or which are necessary to its exact fulfillment.

This power of attorney, which may be delegated in full or partially, shall be valid for the aforementioned Extraordinary Shareholders’ Meeting, whether installed upon the first convening notice or upon the second convening notice.

[day] [month] [year].

[Shareholder]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2013
ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Manual for Shareholders’ Participation in the Extraordinary Shareholders’ Meeting of January 31, 2014.)